UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Telefónica - Half yearly financial Report January June 2025	2

Telefónica

First Half 2025

Report on limited review, Condensed consolidated interim financial statements and Consolidated interim management report for the six-month period ended June 30, 2025

Telefónica, S.A. and subsidiaries composing the Telefónica Group pwc

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Report on limited review of condensed consolidated interim financial statements

To the shareholders of Telefónica, S.A.:

Introduction

We have performed a limited review of the accompanying condensed consolidated interim financial statements (hereinafter, the interim financial statements) of Telefónica, S.A. (hereinafter, the Parent company) and subsidiaries composing the Telefónica Group (hereinafter, the Group), which comprise the statement of financial position as at 30 June 2025, and the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows and related notes, all condensed and consolidated, for the six-month period then ended. The Parent company's directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial statements, as provided in Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope of review

We conducted our limited review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with legislation governing the audit practice in Spain and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our limited review, that cannot be considered as an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the six-month period ended 30 June 2025 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, as provided in Article 12 of Royal Decree 1362/2007, for the preparation of condensed interim financial statements.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja M-63.988, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - NIF: B-79031290

Telefónica, S.A. and its subsidiaries

Emphasis of matter

We draw attention to the note 2 of the interim financial statements, in which it is mentioned that these interim financial statements do not include all the information required in a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and therefore the accompanying interim financial statements should be read together with the consolidated annual accounts of the Group for the year ended 31 December 2024. Our conclusion is not modified in respect of this matter.

Other matters

Consolidated interim management report

The accompanying consolidated interim management report for the six-month period ended 30 June 2025 contains the explanations which the Parent company's directors consider appropriate regarding the principal events of this period and their impact on the interim financial statements presented, of which it does not form part, as well as the information required under the provisions of Article 15 of Royal Decree 1362/2007. We have verified that the accounting information contained in this management report is in agreement with that of the interim financial statements for the six-month period ended 30 June 2025. Our work as auditors is limited to checking the consolidated interim management report in accordance with the scope mentioned in this paragraph and does not include a review of information other than that obtained from Telefónica, S.A. and subsidiaries composing the Telefónica Group' accounting records.

Preparation of this review report

This report has been prepared at the request of the Board of Directors of Telefónica, S.A. in relation to the publication of the half-yearly financial report required by Article 100 of Law 6/2023, of March 17, on Securities Markets and Investment Services.

PricewaterhouseCoopers Auditores, S.L.

Vanesa González Prieto

30 July 2025

2

Telefónica

First Half 2025

Condensed consolidated interim financial statements and Consolidated interim management report for the six-month period ended June 30, 2025

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed Consolidated Interim Financial Statements 2025	Index

Condensed Consolidated Interim Financial Statements 2025	Index

Telefónica Group
Consolidated statements of financial position

Millions of euros	Notes	06/30/2025	12/31/2024
ASSETS
A) NON-CURRENT ASSETS		73,108	78,133
Intangible assets	Note 5	9,687	9,875
Goodwill	Note 6	16,386	16,461
Property, plant and equipment	Note 7	18,914	21,439
Rights of use	Note 21	7,419	7,907
Investments accounted for by the equity method	Note 8	7,837	8,375
Financial assets and other non-current assets	Note 10	6,964	7,403
Deferred tax assets	Note 24	5,901	6,673
B) CURRENT ASSETS		21,261	22,369
Inventories	Note 11	879	954
Receivables and other current assets	Note 12	9,608	10,445
Tax receivables	Note 24	1,100	970
Other current financial assets	Note 13	2,109	1,800
Cash and cash equivalents	Note 14	6,505	8,062
Non-current assets and disposal groups held for sale	Note 27	1,060	138
TOTAL ASSETS (A+B)		94,369	100,502

	Notes	06/30/2025	12/31/2024
EQUITY AND LIABILITIES
A) EQUITY		20,974	22,749
Equity attributable to equity holders of the parent and other holders of equity instruments	Note 15	17,283	19,347
Equity attributable to non-controlling interests	Note 15	3,691	3,402
B) NON-CURRENT LIABILITIES		48,271	52,019
Non-current financial liabilities	Note 16	30,883	33,192
Non-current lease liabilities	Note 21	5,506	6,077
Payables and other non-current liabilities	Note 18	3,924	3,693
Deferred tax liabilities	Note 24	2,594	2,905
Non-current provisions	Note 20	5,363	6,152
C) CURRENT LIABILITIES		25,125	25,734
Current financial liabilities	Note 16	6,266	5,590
Current lease liabilities	Note 21	2,040	2,226
Payables and other current liabilities	Note 19	13,925	14,606
Current tax payables	Note 24	919	1,614
Current provisions	Note 20	1,434	1,665
Liabilities associated with non-current assets and disposal groups held for sale	Note 27	541	33
TOTAL EQUITY AND LIABILITIES (A+B+C)		94,369	100,502
Unaudited data at June 30, 2025. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements 2025	Telefónica, S.A.	3

Condensed Consolidated Interim Financial Statements 2025	Index

Telefónica Group
Consolidated income statements

Millions of euros	Notes	January - June 2025	January - June 2024 (*)
Revenues	Note 4	18,013	18,634
Other income	Note 23	684	534
Supplies		(6,166)	(6,086)
Personnel expenses		(2,561)	(2,532)
Other expenses	Note 23	(4,074)	(4,399)
Depreciation and amortization	Notes 4, 5, 7 and 21	(3,786)	(3,943)
OPERATING INCOME	Note 4	2,109	2,208
Share of income (loss) of investments accounted for by the equity method	Notes 4 and 8	(299)	19
Finance income		507	470
Finance costs		(1,308)	(1,352)
Net exchange differences		14	8
Net financial expense		(787)	(874)
PROFIT BEFORE TAX		1,023	1,353
Corporate income tax	Note 24	(396)	(221)
Profit after tax from continuing operations		627	1,132
Profit after tax from discontinued operations	Note 27	(1,913)	(88)
PROFIT FOR THE PERIOD		(1,286)	1,044
Attributable to equity holders of the Parent		(1,355)	950
From continuing operations		558	1,037
From discontinued operations		(1,913)	(87)
Attributable to non-controlling interests	Note 15	69	94
From continuing operations		69	95
From discontinued operations		(1)	(1)
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		(0.26)	0.14
From continuing operations		0.08	0.16
From discontinued operations		(0.34)	(0.02)
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.

Condensed Consolidated Interim Financial Statements 2025	Telefónica, S.A.	4

Condensed Consolidated Interim Financial Statements 2025	Index

Telefónica Group
Consolidated statements of comprehensive income

Millions of euros	January - June 2025	January - June 2024 (*)
Profit for the period	(1,286)	1,044
Other comprehensive (loss) income	1,189	(218)
Gains (losses) from financial assets measured at Fair value through comprehensive income	1	12
Income tax impact	1	(3)
Reclassification of (gains) losses included in the income statement	2	—
Income tax impact	—	—
	4	9
Gains (losses) on hedges	(896)	781
Income tax impact	229	(206)
Reclassification of (gains) losses included in the income statement	1,097	(445)
Income tax impact	(270)	114
	160	244
Gains (losses) on hedges costs	(32)	77
Income tax impact	8	(19)
Reclassification of (gains) losses included in the income statement	(4)	(4)
Income tax impact	1	1
	(27)	55
Share of gains (losses) recognized directly in equity of associates and others	(9)	8
Income tax impact	—	—
	(9)	8
Translation differences	890	(649)
Total other comprehensive (loss) income recognized in the period (Items that may be reclassified subsequently to profit or loss)	1,018	(333)
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	18	27
Income tax impact	—	(5)
	18	22
Gains (losses) from financial assets measured at fair value through comprehensive income	146	96
Income tax impact	—	—
	146	96
Share of (losses) gains recognized directly in equity of associates	7	(3)
	7	(3)
Total other comprehensive income (loss) recognized in the period (Items that will not be reclassified subsequently to profit or loss)	171	115
Total comprehensive income (loss) recognized in the period	(97)	826
Attributable to:
Equity holders of the parent and other holders of equity instruments	(240)	1,094
Non-controlling interests	143	(268)
	(97)	826
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.
(*) Revised data due to early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.

Condensed Consolidated Interim Financial Statements 2025	Telefónica, S.A.	5

Condensed Consolidated Interim Financial Statements 2025	Index

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2024	5,670	3,521	(106)	7,550	1,150	22,609	(117)	389	(40)	(21,279)	19,347	3,402	22,749
Profit for the period	—	—	—	—	—	(1,355)	—	—	—	—	(1,355)	69	(1,286)
Other comprehensive income (loss) for the period	—	—	—	—	—	18	150	147	(29)	829	1,115	74	1,189
Total comprehensive income (loss) for the period	—	—	—	—	—	(1,337)	150	147	(29)	829	(240)	143	(97)
Dividends and distribution of profit (Note 15)	—	—	—	—	—	(1,691)	—	—	—	—	(1,691)	(49)	(1,740)
Net movement in treasury shares	—	—	(22)	—	—	(35)	—	—	—	—	(57)	—	(57)
Acquisitions and disposals of non-controlling interests and business combinations (Note 15)	—	—	—	—	—	84	—	—	—	—	84	197	281
Undated deeply subordinated securities (Note 15)	—	—	—	—	—	(139)	—	—	—	—	(139)	—	(139)
Other movements	—	—	—	—	—	(21)	—	—	—	—	(21)	(2)	(23)
Financial position at June 30, 2025	5,670	3,521	(128)	7,550	1,150	19,470	33	536	(69)	(20,450)	17,283	3,691	20,974
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements 2025	Telefónica, S.A.	6

Condensed Consolidated Interim Financial Statements 2025	Index

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2023	5,750	3,751	(429)	7,550	1,059	24,895	(301)	313	(50)	(20,686)	21,852	5,244	27,096
Adjustment on initial application of new reporting	—	—	—	—	—	(224)	—	—	—	366	142	—	142
Financial position at January 1, 2024	5,750	3,751	(429)	7,550	1,059	24,671	(301)	313	(50)	(20,320)	21,994	5,244	27,238
Profit for the period	—	—	—	—	—	950	—	—	—	—	950	94	1,044
Other comprehensive income (loss) for the period	—	—	—	—	—	15	104	255	61	(291)	144	(362)	(218)
Total comprehensive income (loss) for the period	—	—	—	—	—	965	104	255	61	(291)	1,094	(268)	826
Dividends and distribution of profit (Note 15)	—	—	—	—	91	(1,782)	—	—	—	—	(1,691)	(55)	(1,746)
Capital reduction	(80)	(230)	310	—	—	—	—	—	—	—	—	—	—
Net movement in treasury shares	—	—	(8)	—	—	(76)	—	—	—	—	(84)	—	(84)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	42	—	—	—	—	42	(1,184)	(1,142)
Undated deeply subordinated securities	—	—	—	3	—	(146)	—	—	—	—	(143)	—	(143)
Other movements	—	—	—	—	—	(20)	—	—	—	—	(20)	—	(20)
Financial position at June 30, 2024	5,670	3,521	(127)	7,553	1,150	23,654	(197)	568	11	(20,611)	21,192	3,737	24,929
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.
Revised data due to early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.

Condensed Consolidated Interim Financial Statements 2025	Telefónica, S.A.	7

Condensed Consolidated Interim Financial Statements 2025	Index

Telefónica Group
Consolidated statements of cash flows

Millions of euros	Notes	January - June 2025	January - June 2024 (*)
Cash received from operations	Note 25	22,100	22,609
Cash paid from operations	Note 25	(16,617)	(16,938)
Net payments of interest and other financial expenses net of dividends received	Note 25	(803)	(789)
Taxes (paid)/proceeds	Note 25	(297)	(273)
Net cash flow by operating activities from continuing operations	Note 25	4,383	4,609
Net cash flow by operating activities from discontinued operations	Note 25	62	57
Net cash flow provided by operating activities	Note 25	4,445	4,666
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	Note 25	(2,707)	(2,743)
Proceeds/(payments) on disposals of companies, net of cash and cash equivalents disposed	Note 25	728	7
Payments on investments in companies, net of cash and cash equivalents acquired	Note 25	(155)	(59)
Proceeds on financial investments not included under cash equivalents	Note 25	569	565
Payments on financial investments not included under cash equivalents	Note 25	(1,020)	(506)
(Payments)/proceeds for temporary financial investments		(901)	(1,005)
Net cash flow used in investing activities from continuing operations	Note 25	(3,486)	(3,741)
Net cash flow used in investing activities from discontinued operations	Note 25	(226)	(374)
Net cash flow used in investing activities	Note 25	(3,712)	(4,115)
Dividends paid	Note 25	(931)	(972)
Proceeds from share capital increase with minority interest	Note 25	(122)	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	Note 25	(164)	(1,135)
Operations with other equity holders	Note 25	(188)	(200)
Proceeds on issuance of debentures and bonds, and other debts	Note 25	1,750	1,750
Proceeds on loans, borrowings and promissory notes	Note 25	733	797
Repayments of debentures and bonds, and other debts	Note 25	(1,127)	(1,082)
Repayments of loans, borrowings and promissory notes	Note 25	(769)	(477)
Lease principal payments	Note 21	(1,167)	(1,053)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	Note 16	(47)	(89)
Net cash used in financing activities from continuing operations	Note 25	(2,032)	(2,461)
Net cash used in financing activities from discontinued operations	Note 25	(88)	157
Net cash used in financing activities	Note 25	(2,120)	(2,304)
Effect of changes in exchange rates		(154)	(100)
Cash reclassified to assets held for sale	Note 27	(16)	6
Net increase (decrease) in cash and cash equivalents during the period		(1,557)	(1,847)
CASH AND CASH EQUIVALENTS AT JANUARY 1	Note 14	8,062	7,151
CASH AND CASH EQUIVALENTS AT JUNE 30	Note 14	6,505	5,304
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1	Note 14	8,062	7,151
Cash on hand and at banks		6,905	6,265
Other cash equivalents		1,157	886
BALANCE AT JUNE 30	Note 14	6,505	5,304
Cash on hand and at banks		5,022	4,064
Other cash equivalents		1,483	1,240
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.

Condensed Consolidated Interim Financial Statements 2025	Telefónica, S.A.	8

Condensed Consolidated Interim Financial Statements 2025	Index

Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the condensed consolidated interim financial statements for the six-months ended June 30, 2025
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter “Telefónica”, “the Company”, the “Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.
Note 2. Basis of presentation of the condensed consolidated financial statements
The condensed consolidated interim financial statements for the six-month period ended June 30, 2025 (hereinafter, the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated financial statements (Consolidated annual accounts) for the year ended December 31, 2024.
The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 29, 2025.
The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and may therefore be rounded.
Comparison of information
Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2025 and 2024, except in the consolidated statement of financial position, which compares information at June 30, 2025 and at December 31, 2024.
The main changes in the consolidation scope are described in Appendix I.
With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.

Condensed Consolidated Interim Financial Statements 2025	Telefónica, S.A.	9

Condensed Consolidated Interim Financial Statements 2025	Index

Exchange rates evolution

Variation of average exchange rates versus euro	First half (2025 vs 2024)
Brazilian real	(12.7%)
Pound sterling	1.5%
New peruvian sol	0.9%
Chilean peso	(2.6%)
Colombian peso	(7.4%)
Mexican peso	(15.2%)

Variation of closing exchange rates versus euro	06/30/2025 vs 12/31/2024
Brazilian real	0.6%
Pound sterling	(3.0%)
New Peruvian sol	(5.8%)
Chilean peso	(5.4%)
Colombian peso	(4.0%)
Mexican peso	(2.2%)
In the first half of 2025, excluding the impact of recycling on the income statement of negative translation differences following the sales of Telefónica Móviles Argentina and Telefónica del Perú which are described below, a negative impact has been recorded on the Equity attributable to the shareholders of the Parent Company due to translation differences amounting to 529 million euros (negative impact of 291 million euros in the first half of 2024), see Note 15.
Sale of Telefónica Móviles Argentina
On February 24, 2025, TLH Holdco, S.L.U., a wholly-owned subsidiary of Telefónica, sold all the shares it held in Telefónica Móviles Argentina S.A. to Telecom Argentina S.A. The price of the transferred shares amounted to 1,245 million US dollars (approximately 1,189 million euros at the exchange rate on the date of the transaction). The signing and closing of the transaction took place simultaneously.
As a result of the transaction, the Group has recycled the accumulated negative translation differences corresponding to Telefónica Móviles Argentina, amounting to 1,136 million euros, to 2025 results (Note 15).

Million euros
Sale price	1,189
Cash received (Note 25)	1,069
Loan from T.M. Argentina to TLH Holdco assumed by the buyer	120
Obligations and transaction costs	74
Book value of net assets at the date of sale	1,201
Tax effect	(7)
Result of the transaction	(79)
Recycling of other comprehensive income	(1,152)
Result of discontinued operations (Note 27)	(1,231)
In accordance with IFRS 5, the results of Telefónica Móviles Argentina are presented within discontinued operations in these interim financial statements (see Note 27).
Sale of Telefónica del Perú
On April 13, 2025, Telefónica Hispanoamérica, S.A., a wholly-owned subsidiary of Telefónica (“Telefónica Hispam”), sold all of the shares it held in Telefónica del Perú S.A.A. (“Telefónica del Perú”), representing approximately 99.3% of its share capital, to Integra Tec International Inc. (“Integra”).
Additionally, Telefónica Hispam sold to the same acquiring entity the financial loans against Telefónica del Perú arising from the goodwill agreement dated February 14, 2025 (see Note 31 of the 2024 consolidated financial statements). As part of the agreement, both parties agreed to keep the full amount of the undrawn loan at the disposal of Telefónica del Perú. In May 2025, Telefónica completed the disbursements committed on its part (see Note 25).
The transaction was signed and closed simultaneously on the same day. The purchase price for the shares and the loan amounted to 3.7 million Peruvian soles (approximately 900,000 euros at the exchange rate on the date of the transaction).
As a result of the transaction, the Group has recycled the accumulated negative translation differences corresponding to Telefónica del Perú, amounting to 222 million euros, to 2025 results (Note 15).

Condensed Consolidated Interim Financial Statements 2025	Telefónica, S.A.	10

Condensed Consolidated Interim Financial Statements 2025	Index

Million euros
Sale price	1
Provisions and cost of sale	89
Book value at the date of sale of net assets and loans granted	437
Tax effect	(97)
Result of the transaction	(428)
Recycling of other comprehensive income	(236)
Result of discontinued operations (Note 27)	(664)
In accordance with IFRS 5, the results of Telefónica del Perú are presented within discontinued operations in these interim financial statements (see Note 27).
Agreements for the sale of Telefónica Móviles del Uruguay, Otecel, and Colombia Telecomunicaciones
On May 21, 2025, Telefónica Hispanoamérica, S.A. reached an agreement to sell to Millicom Spain, S.L. all of its shares in Telefónica Móviles del Uruguay S.A., representing 100% of its share capital.
The transaction price (firm value) is 440 million US dollars (approximately 375 million euros at the exchange rate of June 30, 2025), subject to the usual price adjustments for this type of transaction.
On June 13, 2025, Telefónica Hispanoamérica, S.A. reached an agreement to sell to Millicom Spain, S.L. all of its shares in Otecel, S.A., representing 100% of its share capital.
The transaction price (firm value) is 380 million US dollars (approximately 324 million euros at the exchange rate as of June 30, 2025), subject to the usual price adjustments for this type of transaction.
The closing of these transactions is subject to certain conditions, including obtaining the relevant regulatory approvals.
In accordance with IFRS 5, Telefónica Móviles del Uruguay and Otecel have been classified as disposal groups held for sale as of June 30, 2025 (see Note 27). These transactions are part of the Group's asset portfolio management policy and in line with the strategy to gradually reduce exposure in Hispanoamerica. Following the sale of Telefónica Móviles Argentina and Telefónica del Perú, explained above, the classification of Telefónica Móviles del Uruguay and Otecel as disposal groups held for sale entails their presentation as discontinued operations (see Note 27).
Additionally, on March 12, 2025, Telefónica Hispanoamérica, S.A. reached an agreement to sell to
Millicom Spain, S.L. all of the shares it holds in Colombia Telecomunicaciones S.A. E.S.P. BIC, representing 67.5% of its share capital.
The total price for the shares amounts to 400 million US dollars (approximately 341 million euros at the exchange rate of June 30, 2025), subject to the usual price adjustments for this type of transaction.
The closing of the transaction is subject to certain conditions, including obtaining the relevant regulatory approvals. Additionally, the closing of the transaction is subject to agreements with the National Government (Ministry of Finance and Public Credit of the Republic of Colombia) and Empresas Públicas de Medellín E.S.P.
Following the analysis carried out in accordance with IFRS 5 (see Note 3.m of the 2024 consolidated financial statements), Colombia Telecomunicaciones has not been classified as a disposal group held for sale as of June 30, 2025. This analysis will be updated in the second half of the year.
Alternative measures not defined in IFRS
The Management of the Group uses a series of measures in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Below is the definition of the main alternative measures not defined in the IFRS used by the Group, and their reconciliation with the financial statements.
EBITDA, EBITDAaL and EBITDAaL-CapEx ex spectrum
EBITDA is calculated by excluding from the result of the period the income tax, the net financial expense, the result of investments accounted for by the equity method and the depreciation and amortization of the period.
EBITDAaL (EBITDA after Leases) is calculated by deducting from EBITDA the expenses for amortization of the rights of use and the interest on lease liabilities (see Note 21).
EBITDAaL-CapEx ex spectrum is defined as EBITDAaL less investment in intangible assets and property, plant and equipment (CapEx), excluding those investments related to spectrum acquisitions.
The Group uses these measures internally to evaluate business performance, to establish operational and strategic objectives and in the budgeting process.

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EBITDA, EBITDAaL and EBITDAaL-CapEx are commonly reported and widespread measures among analysts, investors and other stakeholders in the telecommunications sector, although they are not indicators defined in IFRS and may, therefore, not be comparable with other similar indicators used by other companies. These measures should not be considered as substitutes for Operating income.
The following table details the reconciliation between EBITDA, EBITDAaL and EBITDAaL-CapEx ex spectrum with the Telefónica Group's Profit for the period for the half-year periods ended June 30, 2025 and 2024:

Millions of euros	January - June 2025	January - June 2024 (*)
Profit for the period	(1,286)	1,044
Profit for the period from discontinued operations	1,913	88
Profit for the period from continued operation	627	1,132
Corporate income tax	396	221
Profit before taxes	1,023	1,353
Net financial expense	787	874
Share of income (loss) of investments accounted for the equity method	299	(19)
Operating income	2,109	2,208
Depreciation and amortization	3,786	3,943
EBITDA	5,895	6,151
Leases amortization (Note 21)	(1,059)	(1,033)
Financial expenses on lease liabilities (Note 21)	(226)	(230)
Operating income before depreciation and amortization and after leases (EBITDAaL)	4,611	4,889
Capital expenditures in intangible assets (Note 5)	954	749
Capital expenditures in property, plant and equipment (Note 7)	1,275	1,460
CapEx	2,229	2,209
Spectrum acquisitions (Note 5)	(227)	(61)
CapEx excluding spectrum acquisitions	2,003	2,148
EBITDAaL - CapEx excluding spectrum acquisitions	2,608	2,741
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.

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The following tables present the reconciliation of EBITDA, EBITDAaL and EBITDAaL-CapEx ex spectrum to Operating income for each business segment for the six-month periods ended June 30, 2025 and 2024:

January - June 2025
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Operating income	1,221	236	733	(7)	(219)	144	2,109
Depreciation and amortization	1,033	1,043	1,190	401	136	(16)	3,786
EBITDA	2,254	1,278	1,924	395	(83)	128	5,895
Rights of use amortization	(294)	(345)	(289)	(128)	(13)	11	(1,059)
Financial expenses for leases	(22)	(33)	(133)	(37)	(2)	1	(226)
EBITDAaL	1,937	900	1,502	230	(97)	139	4,611
CapEx	712	614	685	154	64	—	2,229
Spectrum acquisitions	—	(207)	—	(20)	—	—	(227)
CapEx excluding spectrum acquisitions	712	407	685	134	64	—	2,003
EBITDAaL - CapEx excluding spectrum acquisitions	1,225	493	817	96	(162)	139	2,608

January - June 2024 (*)
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Operating income	1,123	221	786	146	(180)	112	2,208
Depreciation and amortization	1,109	1,111	1,250	359	130	(15)	3,943
EBITDA	2,231	1,332	2,036	505	(50)	97	6,151
Rights of use amortization	(287)	(340)	(305)	(98)	(13)	10	(1,033)
Financial expenses for leases	(27)	(28)	(145)	(29)	(2)	1	(230)
EBITDAaL	1,917	964	1,586	378	(65)	109	4,889
CapEx	720	466	770	192	67	(6)	2,209
Spectrum acquisitions	—	—	(2)	(59)	(1)	1	(61)
CapEx excluding spectrum acquisitions	720	466	768	133	66	(5)	2,148
EBITDAaL - CapEx excluding spectrum acquisitions	1,197	498	818	245	(131)	114	2,741
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.
Debt indicators
As calculated by the Group, net financial debt includes:
A. Adding the following liabilities:
i. Current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
ii. Other liabilities included in "Payables and other non-current liabilities", "Payables and other current liabilities" and "Current tax payables" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and supplier financing for customer financing of terminal sales), and
iii. Financial liabilities included in "Liabilities associated with non-current assets held for sale".
B. Subtracting the following amounts from the resulting amount of the preceding step:
i. Cash and cash equivalents,
ii. Other current financial assets (which include short-term derivatives),

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iii. Cash and other financial assets included in "Non-current assets and disposal groups classified as held for sale",
iv. The positive mark-to-market value of derivatives with a maturity beyond one year,
v. Other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position). "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.
vi. Mark-to-market adjustment by cash flow hedging activities related to debt.
vii. Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits.
The indicator net financial debt plus leases is calculated by adding lease liabilities calculated under IFRS 16 (including those corresponding to companies held for sale) to net financial debt and deducting assets from subleases.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt, and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table details the reconciliation between financial liabilities according to the consolidated statement of financial position, the net financial debt, the net financial debt plus leases, the net financial debt plus commitments and the net financial debt plus leases plus commitments of the Group Telefónica as of June 30, 2025 and December 31, 2024:

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Millions of euros	06/30/2025	12/31/2024
Non-current financial liabilities	30,883	33,192
Current financial liabilities	6,266	5,590
Financial liabilities (Note 16)	37,149	38,782
Cash and cash equivalents	(6,505)	(8,062)
Other assets included in "Other current financial assets"	(2,096)	(1,789)
Cash and other financial assets included in "Non-current assets and disposal groups classified as held for sale"	(175)	(11)
Positive mark-to-market value of long-term derivative instruments (notes 10 and 17)	(1,958)	(2,605)
Other liabilities included in "Payables and other non-current liabilities"	2,066	1,818
Other liabilities included in "Payables and other current liabilities" and "Current tax payables"	538	532
Other assets included in "Financial assets and other non-current assets"	(1,384)	(1,093)
Other assets included in "Receivables and other current assets"	(792)	(794)
Financial liabilities included in "Liabilities associated with non-current assets held for sale"	146	—
Mark-to-market adjustment by cash flow hedging activities related to debt	706	505
Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits	(86)	(122)
Net financial debt	27,609	27,161
Lease liabilities	7,760	8,275
Net financial debt plus leases	35,369	35,436
Gross commitments related to employee benefits and associated economic hedging	4,664	5,215
Value of associated long-term assets	(123)	(120)
Tax benefits	(1,169)	(1,306)
Net commitments related to employee benefits	3,372	3,789
Net financial debt plus commitments	30,981	30,950
Net financial debt plus leases plus commitments (*)	38,741	39,225
(*) Includes assets and liabilities considered to be Net financial debt plus leases plus commitments related to employee benefits for companies classified as held for sale (see Note 27).
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows (see Note 25); deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, (excluding spectrum payments), dividends paid to minority shareholders, hybrid instruments coupons payments and lease principal payments. The dividends received from VMO2 included in the calculation of Telefónica's Free Cash Flow depend on the cash generation of the VMO2 business during each year. No dividends have been received from VMO2 in the first half of 2024 and 2025.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The following table presents the reconciliation between the Telefónica Group’s net cash flow provided by operating activities as reported in the consolidated statement of cash flows (see Note 25) and the free cash flow for the six-month periods ended June 30, 2025 and 2024:

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Millions of euros	January - June 2025	January - June 2024 (*)
Net cash flow provided by operating activities from continuing operations (Note 25)	4,383	4,609
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 25)	(2,707)	(2,743)
Except: Spectrum payments (Note 25)	50	1
Dividends paid to minority shareholders (Note 25)	(79)	(108)
Hybrid instruments coupon payments (Note 25)	(188)	(200)
Lease principal payments (notes 21 and 25)	(1,167)	(1,053)
Free cash flow from continuing operations	291	506
Free cash flow from discontinued operations	(123)	(288)
Free cash flow	169	218
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.
Note 3. Accounting policies
The accounting policies applied in the preparation of the interim financial statements for the six-month period ended June 30, 2025 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2024.
New standards and amendments to standards issued but not effective as of June 30, 2025
At the date of preparation of the interim consolidated financial statements, the following IFRS and amendments had been published by the IASB, but their application was not mandatory:

Standards and Amendments to Standards		Mandatory application: annual periods beginning on or after
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11		January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
The Group is currently assessing the impact that the adoption of these new pronouncements will have on the consolidated financial statements at the time of initial application. In particular, IFRS 18 will replace IAS
1 Presentation of Financial Statements and introduces, among other changes, new requirements for presentation within the statement of profit or loss, including new totals and subtotals. Furthermore, all

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income and expenses must be classified into the following categories: operating, investing, financing, income taxes, and discontinued operations, with the first three being new. Entities will be affected by these new requirements. IFRS 18 and all consequential amendments are effective for periods beginning on or after January 1, 2027, with retrospective application required. The Group is currently working to identify the impacts these new criteria will have on the primary financial statements and notes to the financial statements. Our preliminary assessment suggests that adopting IFRS 18 will mainly affect the presentation of items in the income statement, without causing changes in their recognition or measurement.

Note 4. Segment financial information
In 2025 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2 (accounted for under the equity method), Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Chile, Colombia, Mexico and Venezuela). As explained in Note 2, Telefónica Móviles Argentina, Telefónica del Perú, Telefónica Móviles del Uruguay, and Otecel are presented as discontinued operations in these interim financial statements (see Note 27).
The segments referred to above include the information related to the fixed, wireless, cable, data, internet and television and other digital services provided in each country. Inter-segment transactions are carried out at market prices.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies", which includes Telefónica, S.A. and other holding companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in 2022, and Cancom Group, acquired in 2021, are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to fiber optic companies in which Telefónica Infra, S.L. has ownership interests (see Note 8).
The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies not included in the segments, so most of the Group's financial assets and liabilities are reported under "Other companies". In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain. Therefore, a significant part of the deferred tax assets and liabilities are included under "Other companies". For these reasons, the results of the segments are disclosed up to operating income.
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. In this sense, the assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

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The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 5 and 7)
and acquisitions of rights of use (see Note 21) of the fully consolidated reportable segments:

January - June 2025
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	6,356	—	4,095	4,616	2,135	1,881	(1,071)	18,013
External revenues	6,219	—	4,080	4,611	2,103	954	44	18,013
Inter-segment revenues	136	—	15	5	32	927	(1,116)	—
Other operating income and expenses (1)	(4,102)	—	(2,817)	(2,693)	(1,741)	(1,964)	1,199	(12,118)
EBITDA	2,254	—	1,278	1,924	395	(83)	128	5,895
Depreciation and amortization	(1,033)	—	(1,043)	(1,190)	(401)	(136)	16	(3,786)
Operating income	1,221	—	236	733	(7)	(219)	144	2,109
Share of (loss) income of investments accounted for by the equity method	(10)	(215)	—	—	(3)	(72)	—	(299)
Capital expenditures (CapEx)	712	—	614	685	154	64	—	2,229
Acquisitions of rights of use	437	—	313	170	171	37	(4)	1,124
(1) Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

January - June 2024 (*)
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	6,245	—	4,189	4,960	2,427	1,808	(995)	18,634
External revenues	6,113	—	4,175	4,953	2,389	903	101	18,634
Inter-segment revenues	132	—	14	7	38	905	(1,096)	—
Other operating income and expenses (1)	(4,014)	—	(2,857)	(2,924)	(1,922)	(1,858)	1,092	(12,483)
EBITDA	2,231	—	1,332	2,036	505	(50)	97	6,151
Depreciation and amortization	(1,109)	—	(1,111)	(1,250)	(359)	(130)	15	(3,943)
Operating income	1,123	—	221	786	146	(180)	112	2,208
Share of (loss) income of investments accounted for by the equity method	(9)	62	—	—	(10)	(24)	—	19
Capital expenditures (CapEx)	720	—	466	770	192	67	(6)	2,209
Acquisitions of rights of use	173	—	186	229	93	21	(3)	699
(1) Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.

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The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK Ltd (VMO2). VMO2 is a joint venture 50% owned by
Telefónica and Liberty Group and is recorded under the equity method (see Note 8). The tables below show the information of the joint venture at 100%.

VMO2
Millions of euros	January - June 2025	January - June 2024
Revenues	5,944	6,157
Other operating income and expenses	(3,772)	(3,969)
Depreciation and amortization	(1,839)	(1,667)
Operating income	333	521
Share of income (loss) of investments accounted for by the equity method	1	1
Financial income	22	24
Financial expenses	(744)	(788)
Realised and unrealised gains on derivative instruments, net	(1,086)	332
Foreign currency transaction losses, net	922	(19)
Net financial expense	(887)	(451)
Result before taxation	(552)	71
Taxes	128	(35)
Result for the period	(424)	36
Attributable to non-controlling interests	(6)	(2)
Result for the period attributable to equity holders of the parent (100% VMO2)	(430)	34
50% attributable to Telefónica Group	(215)	17
Sale of a minority interest in Cornerstone	—	46
Other adjustments	—	(1)
Share of income (loss) of investments accounted for by the equity method	(215)	62
Capital expenditures (CapEx) (100% VMO2)	1,224	1,254
Acquisitions of rights of use (100% VMO2)	82	162

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The segmentation of assets and liabilities of the reportable segments is as follows:

June 2025
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,566	—	10,575	15,235	2,760	1,851	—	44,988
Rights of use	1,650	—	3,013	1,932	736	139	(52)	7,419
Investments accounted for by the equity method	212	7,184	—	5	120	317	—	7,837
Financial assets and other non-currents assets	1,173	—	694	1,030	924	5,254	(2,111)	6,964
Deferred tax assets	2,394	—	658	249	597	2,002	—	5,901
Other current financial assets	33	—	100	25	81	5,788	(3,918)	2,109
Non-current assets and disposal groups held for sale	—	—	—	—	1,060	—	—	1,060
Total allocated assets	27,367	7,184	17,678	22,608	10,000	22,205	(12,672)	94,369
Non-current financial liabilities	463	—	412	365	4,458	28,153	(2,967)	30,883
Non-current lease liabilities	1,137	—	2,200	1,550	597	43	(22)	5,506
Deferred tax liabilities	80	—	321	784	276	1,134	—	2,594
Current financial liabilities	696	—	856	301	706	9,900	(6,193)	6,266
Current lease liabilities	433	—	667	724	222	33	(41)	2,040
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	541	—	—	541
Total allocated liabilities	15,412	—	9,082	9,261	8,773	43,525	(12,657)	73,396

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December 2024
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,119	—	10,710	15,348	5,627	1,971	—	47,775
Rights of use	1,535	—	3,064	2,058	1,177	132	(59)	7,907
Investments accounted for by the equity method	217	7,641	—	4	187	326	—	8,375
Financial assets and other non-currents assets	1,126	—	728	1,004	1,434	7,941	(4,830)	7,403
Deferred tax assets	2,507	—	604	278	842	2,442	—	6,673
Other current financial assets	33	—	107	32	394	3,658	(2,424)	1,800
Non-current assets and disposal groups held for sale	—	—	—	—	79	59	—	138
Total allocated assets	25,858	7,641	17,805	22,277	14,204	24,643	(11,926)	100,502
Non-current financial liabilities	507	—	474	362	6,906	29,634	(4,691)	33,192
Non-current lease liabilities	988	—	2,401	1,666	1,010	42	(30)	6,077
Deferred tax liabilities	86	—	290	798	284	1,447	—	2,905
Current financial liabilities	612	—	771	270	765	6,903	(3,731)	5,590
Current lease liabilities	480	—	606	702	444	36	(42)	2,226
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	33	—	—	33
Total allocated liabilities	15,756	—	9,373	8,743	14,265	41,508	(11,892)	77,753

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The detail of assets and liabilities of VMO2 is as follows (amounts corresponding to 100% of the company, see Note 8):

VMO2
Millions of euros	06/30/2025	12/31/2024
Fixed assets	38,356	40,079
Rights of use	993	1,073
Financial assets and other non-currents assets	952	1,481
Deferred tax assets	563	448
Other current financial assets	487	660
Total assets	45,339	48,247
Non-current financial liabilities	20,784	21,754
Non-current lease liabilities	875	950
Deferred tax liabilities	—	1
Current financial liabilities	4,702	4,970
Current lease liabilities	198	197
Total liabilities	30,879	32,804
The detail of revenues of the fully consolidated reportable segments is as follows:

Millions of euros	January - June 2025				January- June 2024 (*)
Segments	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
T. Spain (1)				6,356				6,245
T. Germany	430	3,641	24	4,095	424	3,754	11	4,189
T. Brazil	1,348	3,268	—	4,616	1,443	3,517	—	4,960
T. Hispam	685	1,450	—	2,135	810	1,617	—	2,427
Other and inter-segment eliminations			811	811			813	813
Total Group				18,013				18,634
Note: In the countries of Telefónica Hispam segment with separate fixed and mobile operating companies, intercompany revenues were not considered.
(1) The detail of revenues for Telefónica Spain is shown in the table below.
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.
Given the convergence reached at Telefónica Spain due to the high penetration of the convergent offers, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, the following revenue breakdown is shown, which Management believes is more meaningful.

Millions of euros
Telefónica Spain	January - June 2025	January - June 2024
Retailers	5,078	4,960
Wholesalers, mobile handsets and others	1,278	1,285
Total	6,356	6,245

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Note 5. Intangible assets
The composition and movements in "intangible assets" in the first half of 2025 are as follows:

January-June 2025
Millions of euros	Balance at 12/31/2024	Additions (*)	Amortization (*)	Transfers and others	Translation differences and inflation adjustments	Business acquisitions	Sale of companies	Balance at 06/30/2025
Service concession arrangements and licenses	5,667	33	(332)	30	(21)	—	(412)	4,965
Software	3,104	174	(694)	572	(9)	—	(46)	3,101
Customer base	151	—	(51)	—	(1)	—	—	99
Trademarks	187	—	(15)	—	1	1	—	173
Other intangible assets	64	11	(24)	2	—	482	—	535
Intangible assets in process	702	760	—	(582)	(6)	—	(60)	815
Total intangible assets	9,875	979	(1,116)	23	(37)	483	(518)	9,687
(*) Additions and amortization for the period include those corresponding to Telefónica Móviles Argentina and Telefónica del Perú up to their respective sale dates, as well as those corresponding to Telefónica Móviles del Uruguay and Otecel up to their classification as disposal groups held for sale. Excluding the impact of these companies, additions to intangible assets amounted to 954 million euros (see Note 2) and amortization amounted to 1,071 million euros.
In the first half of 2025, additions to intangible assets in process include 207 million euros corresponding to spectrum licenses acquired by Telefónica Germany for the renewal of the 800 MHz, 1800 MHz, and 2600 MHz bands for the 2026–2030 period.
"Business acquisitions" in the first half of 2025 includes 481 million euros under "Other intangible assets" corresponding to the recognition of an intangible asset arising from the agreement between the Group and Vodafone Spain to incorporate a joint company, Compañía Mayorista de Fibra (see Note 15). The amount represents a long-term master service agreement for the provision of fiber-to-the-home (FTTH) network access services, with a minimum term of 20 years.
"Sale of companies" corresponds to the disposal of intangible assets from Telefónica Móviles Argentina and Telefónica del Perú (see Note 2), which amounted to 263 and 255 million euros, respectively.
"Transfers and others" of service concession arrangements and licenses in the first half of 2025 includes the reclassification of intangible assets of Telefónica Móviles del Uruguay and Otecel to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Notes 2 and 27), amounted to 90 and 62 million euros, respectively.
Likewise, "Transfers and others" included 142 million euros corresponding to Unired Colombia S.A.S. (joint operation incorporated in 2024 by Colombia Telecomunicaciones S.A. ESP BIC and Colombia Móvil S.A. ESP for the implementation of a single mobile access network).
CapEx additions by segment are detailed in Note 4.
The gross cost, accumulated amortization and impairment losses of intangible assets at June 30, 2025 and December 31, 2024 are as follows:

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Balance at June 30, 2025
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	12,497	(7,532)	—	4,965
Software	17,277	(14,167)	(9)	3,101
Customer base	2,248	(2,149)	—	99
Trademarks	907	(734)	—	173
Other intangible assets	1,272	(733)	(4)	535
Intangible assets in process	817	—	(2)	815
Total intangible assets	35,018	(25,315)	(15)	9,687

Balance at December 31, 2024
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	15,018	(8,666)	(685)	5,667
Software	18,442	(15,300)	(38)	3,104
Customer base	2,265	(2,114)	—	151
Trademarks	905	(718)	—	187
Other intangible assets	794	(726)	(4)	64
Intangible assets in process	702	—	—	702
Total intangible assets	38,126	(27,524)	(727)	9,875
Note 6. Goodwill
The movement in goodwill assigned to each Group segment was as follows:

January-June 2025
Millions of euros	Balance at 12/31/2024	Additions	Transfers	Exchange rate impact	Balance at 06/30/2025
Telefónica Spain	4,291	—	—	—	4,291
Telefónica Brazil	6,740	10	—	40	6,789
Telefónica Germany	4,386	—	—	—	4,386
Telefónica Hispam	418	—	(92)	(24)	303
Others	626	—	—	(8)	618
Total	16,461	10	(92)	7	16,386
The amount of transfers from Telefónica Hispam in the first half of 2025 corresponds to the goodwill of the cash-generating units of Ecuador and Uruguay amounting to 70 million euros and 21 million euros, respectively, reclassified to "Non-current assets and disposal groups held for sale" (see notes 2 and 27).
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

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Millions of euros	06/30/2025	12/31/2024
Telefónica Spain	4,291	4,291
Telefónica Brazil	6,789	6,740
Telefónica Germany	4,386	4,386
Telefónica Hispam	303	418
Chile	169	179
Colombia	131	136
Ecuador	—	79
Uruguay	—	22
Others T. Hispam	2	2
Other companies	618	626
Telefónica Tech UK & Ireland	260	268
BE-terna	230	230
Others	128	128
TOTAL	16,386	16,461
At the end of 2024, the Group conducted its annual impairment test using the business plans of the various cash-generating units to which goodwill is allocated. These plans were approved by the Telefónica Board of Directors in the last quarter of
2024. As a result, as of December 31, 2024, impairments were recorded in the goodwill allocated to the cash-generating units of Peru, Chile, Telefónica Tech UK & Ireland, and BE-terna.
As of June 30, 2025, the Group assessed whether there were any indicators of impairment in the value of the cash-generating units, with particular focus on those whose recoverable amount was closest to their carrying amount as of December 31, 2024. This assessment included, among other factors, a review of the main operating indicators (both as of the end of the first half of 2025 and based on the most recent year-end forecasts), the evolution of the macroeconomic environment, and an analysis of changes in applicable discount rates and perpetuity growth rates.
As a result of this analysis, no indicators were identified that would justify the need to perform a new impairment test for these cash-generating units. The Group will carry out its annual impairment test in the second half of the year, following the preparation and approval by the Telefónica Board of Directors of the new business plans for the various cash-generating units to which the Group’s goodwill is allocated.
Note 7. Property, plant and equipment
The composition and movements in "Property, plant and equipment" in the first half of 2025 are as follows:

January - June 2025
Millions of euros	Balance at 12/31/2024	Additions (*)	Depreciation (*)	Disposals	Transfers and others	Translation differences and inflation adjustments	Sale of companies	Balance at 06/30/2025
Land and buildings	2,326	12	(95)	(4)	43	(35)	(162)	2,084
Plant and machinery	16,521	416	(1,597)	(5)	670	(134)	(1,033)	14,837
Furniture, tools and other items	605	24	(77)	(3)	40	(8)	(75)	506
PP&E in progress	1,987	875	—	(8)	(1,053)	(36)	(277)	1,488
Total PP&E	21,439	1,327	(1,770)	(20)	(300)	(214)	(1,548)	18,914
(*) Additions and depreciation for the period include those corresponding to Telefónica Móviles Argentina and Telefónica del Perú up to their respective sale dates, as well as those corresponding to Telefónica Móviles del Uruguay and Otecel up to their classification as disposal groups held for sale. Excluding the impact of these companies, additions to property, plant an equipment amounted to 1,275 million euros (see Note 2) and depreciation amounted to 1,657 million euros.
"Sale of companies" corresponds to the disposal of property, plant and equipment from Telefónica Móviles Argentina and Telefónica del Perú (see Note 2), with an impact of 732 and 816 million euros, respectively.
"Transfers and others" in the first half of 2025 includes the reclassification of property, plant and equipment of Telefónica Móviles Uruguay and Otecel to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Notes 2 and 27), amounted to 85 and 189 million euros, respectively.

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"Additions" of CapEx by segment are detailed in Note 4.
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment in the first half of 2025 and December 31, 2024 are as follows:

Balance at June 30, 2025
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	6,855	(4,766)	(5)	2,084
Plant and machinery	68,055	(53,132)	(85)	14,837
Furniture, tools and other items	4,083	(3,574)	(3)	506
PP&E in progress	1,520	—	(33)	1,488
Total PP&E	80,514	(61,473)	(127)	18,914

Balance at December 31, 2024
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,424	(6,827)	(271)	2,326
Plant and machinery	90,265	(72,614)	(1,130)	16,521
Furniture, tools and other items	5,334	(4,689)	(40)	605
PP&E in progress	2,005	—	(18)	1,987
Total PP&E	107,028	(84,130)	(1,459)	21,439

Condensed Consolidated Interim Financial Statements 2025	Telefónica, S.A.	26

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Note 8. Associates and joint ventures
The detail of investments accounted for by the equity method and the share of (loss)/income of these investments is the following:

	% Holding 06/30/2025	Investments accounted for by the equity method		Share of (loss) income of investments accounted for by the equity method
Millions of euros		06/30/2025	12/31/2024	January - June 2025	January - June 2024 (*)
VMED O2 UK Ltd	50%	7,184	7,641	(215)	62
Movistar Prosegur Alarmas	50%	206	213	(8)	(7)
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	80	80	(1)	—
Unsere Grüne Glasfaser	50%	123	104	(38)	(32)
Opal Jvco Limited (nexfibre)	25%	83	94	(38)	11
Utiq, S.A.	25%	5	3	(2)	(3)
Others		10	8	(2)	(2)
Joint ventures		7,690	8,143	(304)	29
Adquira España, S.A.	44.44%	5	5	—	—
HoldCo Infraco SpA. (Onnet Fibra Chile)	40%	109	119	(2)	(7)
Alamo HoldCo S.L. (Onnet Fibra Colombia)	40%	11	11	—	(3)
Internet para todos S.A.C.	—	—	57	—	—
Telefónica Factoring España, S.A.	50%	5	8	2	2
Telefónica Factoring do Brasil, Ltda.	50%	1	2	1	1
Telefónica Factoring Perú, S.A.C.	50%	3	3	—	—
Telefónica Factoring Colombia, S.A.	50%	1	1	—	—
Telefónica Factoring México, S.A.de C.V.	50%	—	—	—	—
Telefónica Factoring Chile, SpA.	50%	1	1	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—
Telefónica Renting, S.A.	50%	9	9	4	1
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	—	—	14	—	—
Others		3	2	—	(6)
Associates		147	232	4	(10)
Total		7,837	8,375	(299)	19
(*) Revised data to reflect the results Telefónica del Perú holder of 54,67% of Internet para todos S.A.C.as discontinued operations (see Note 27).
The detail of the movement in investments accounted for by the equity method in the first six months of 2025 and 2024 is as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12-31-2024	8,375
Additions	105
Disposals	(69)
Translation differences and other comprehensive income (loss)	(261)
Income (loss)	(299)
Dividends	(12)
Transfers and others	(2)
Balance at 06-30-2025	7,837

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"Additions" for the first half of 2025 include the capital increase of 65 million euros in Unsere Grüne Glasfaser (UGG) and the capital increase in nexfibre amounting to 30 million euros (see Note 25).
"Translation differences and other comprehensive income (loss)" in the first half of 2025 mainly includes the impact of the pound sterling depreciation associated with the investment in VMO2, amounting to 249 million euros.
"Disposals" for the first half of 2025 includes the corresponding for the company Internet para todos S.A.C., (owned by Telefónica del Perú), for an amount of 56 million euros, as well as the disposal from the sale of T. Consumer Finance, Establecimiento Financiero de Crédito, S.A., for an amount of 13 million euros.

VMO2
Detail of the main items of the statement of financial position and income statement of VMED O2 UK Ltd.

Millions of euros	06/30/2025	12/31/2024
Non current assets	40,863	43,081
Intangible assets	6,891	7,682
Goodwill	20,752	21,404
Property, plant and equipment	10,712	10,994
Other non current assets	2,507	3,001
Current assets	4,477	5,166
Inventories	214	245
Current receivables and other current assets	3,184	2,900
Other current financial assets	487	660
Cash and cash equivalents	592	1,361
Total Assets	45,339	48,247
Non current liabilities	22,080	23,139
Non current financial liabilities	20,784	21,754
Non-current lease liabilities	875	950
Other non current liabilities	421	435
Current liabilities	8,799	9,665
Current financial liabilities	4,702	4,970
Current lease liabilities	198	197
Other current liabilities	3,899	4,498
Total liabilities	30,879	32,804
Equity attributable to non-controlling interests	185	252
Equity attributable to equity holders of the parent (100% VMO2)	14,274	15,191
50% Telefónica Group	7,137	7,596
Acquisition costs	61	61
Other adjustments	(14)	(16)
Investments accounted for by the equity method	7,184	7,641

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Millions of euros	January - June 2025	January - June 2024
Revenues	5,944	6,157
Other operating income	260	237
Operating expenses	(4,032)	(4,206)
Depreciation and amortization (1)	(1,839)	(1,667)
Operating income	333	521
Share of income (loss) of investments accounted for by the equity method	1	1
Financial income	22	24
Financial expenses	(744)	(788)
Realised and unrealised gains on derivative instruments, net (2)	(1,086)	332
Foreign currency transaction losses, net	922	(19)
Net financial expense	(887)	(451)
Result before taxation	(552)	71
Taxes	128	(35)
Result for the period	(424)	36
Attributable to non-controlling interests	(6)	(2)
Result for the period attributable to equity holders of the parent (100% VMO2)	(430)	34
50% attributable to Telefónica Group	(215)	17
Sale of a minority interest in Cornerstone	—	46
Other adjustments	—	(1)
Share of (loss) income of investments accounted for by the equity method	(215)	62
Other comprehensive income (100% VMO2)	(429)	(215)
(1) Includes amortization of the customer relationships recorded after the purchase price allocation, amounting to 509 million euros in the first half of 2025 (501 million euros in the first half of 2024).

(2) VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to their derivative instruments. Accordingly, changes in the fair values of most of their derivatives are recorded in finance results of their consolidated income statement.
Evaluation of indicators of impairment of the investment as of June 30, 2025
VMO2 management conducted the annual goodwill impairment test at the end of 2024. As a result of this analysis, it was determined that, as of December 31, 2024, the value in use exceeded the carrying amount of the cash-generating unit to which the goodwill is allocated, with a margin of approximately 800 million pounds (around 965 million euros at the 2024 year-end exchange rate).
In accordance with IAS 28, as of June 30, 2025, the Group assessed whether there was any objective evidence of impairment of its net investment in VMO2, with reference to the impairment test conducted at the end of the 2024 financial year. Within this framework, the relevant aspects of the investment in VMO2 as of June 30, 2025, were evaluated based on the company’s current internal indicators and external factors.
During the first half of 2025, VMO2’s key financial indicators did not show any significant deviations from the forecasts used in the impairment test performed at the end of 2024. In addition, the evolution of the macroeconomic environment, changes in discount rates, and variations in applicable perpetual growth rates were analyzed. Based on this analysis, no indicators were identified that would justify the need to perform a new impairment test on the investment in VMO2 as of the end of June 2025.
Creation of a joint venture with the Daisy Group to merge B2B businesses
On May 12, 2025, VMO2 entered into a Contribution Agreement with Daisy Pikco Limited and other Daisy Group companies to create, subject to certain conditions foreseen in such Agreement, a joint venture to which both VMO2 and the Daisy Group would contribute their respective B2B businesses.
It is envisaged that, once all conditions have been fulfilled and completion has taken place, VMO2 will own 70% of this new company (which will become part of the VMO2 Group), while the remaining 30% will be owned by the Daisy Group.

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Commitments

Millions of euros	2025	2026	2027	2028	2029	2030	Thereafter	Total
Purchase and other commitments	510	243	136	62	4	—	—	956
Programming commitments	367	724	613	251	1	—	—	1,956
Network and connectivity commitments	682	124	48	44	38	35	177	1,147
Services agreements	119	235	198	174	179	76	—	982
Total commitments VMO2 (100%)	1,678	1,326	994	531	222	111	177	5,040
Breakdown of balances and transactions of Telefónica Group companies with VMO2
The breakdown of balances and transactions related to associates and joint ventures recognized with VMO2 in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	06/30/2025	12/31/2024
Receivables and other assets	114	59
Payables and other liabilities	40	27

Millions of euros	January - June 2025	January - June 2024
Revenue from operations	86	65
Expenses from operations	24	21
FiBrasil Infraestructura e Fibra Ótica, S.A.
On July 10, 2025, Telefónica Brasil S.A. signed an agreement with La Caisse Group (Caisse de dépot et placement du Québec and Fibre Brasil Participações S.A.) to acquire the remaining 50% of the voting share capital of Fibrasil for a total amount of 850 million Brazilian reais (equivalent to 133 million euros at the closing exchange rate of June 30, 2025). Upon closing of the transaction, Telefónica Brasil would hold 75.01% of Fibrasil, while the remaining 24.99% would remain with Telefónica Infra S.L.U.. The transaction is subject to regulatory approvals and, if applicable, ratification by the General Shareholders's Meeting of Telefónica Brasil.
Breakdown of balances and transactions with associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

	06/30/2025			12/31/2024
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Credits and other financial assets	240	2	242	244	2	246
Receivables and other assets (Note 12)	40	164	204	87	112	199
Financial debt	—	1	1	—	10	10
Non-current lease liabilities	60	8	67	60	9	69
Non-current payables and other liabilities (Note 18)	526	—	526	433	1	434
Long-term contractual liabilities	26	54	80	31	52	83
Current lease liabilities	69	4	73	55	4	59
Current payables and other liabilities (Note 19)	746	67	813	377	50	427
Short-term contractual liabilities	15	10	25	14	6	20

	January - June 2025			January - June 2024
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations	246	144	390	216	128	344
Expenses from operations	419	66	485	296	70	366
Financial revenues	9	1	10	9	1	10
Financial expenses	31	1	32	23	—	23
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Telefónica Ecuador and Telefónica Móviles del Uruguay as discontinued operations (see Note 27).

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"Credits and other financial assets" at June 30, 2025 includes 111 million euros of loans and 13 million euros of long-term trade receivables granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. and its subsidiary Onnet Fibra Colombia SAS (112 million euros and 14 million euros respectively at December 31, 2024). Additionally, this line at June 30, 2025 includes 116 million euros of long-term credits of Telefónica Chile to the associate company HoldCo Infraco, SpA. (118 million euros at December 31, 2024) of which 74 million euros were generated by the sale of 40% of the fiber optic business (75 million euros at December 31, 2024) and 42 million euros corresponding to the indefinite-term loan granted for the acquisition of the fiber optic assets (43 million euros at December 31, 2024).
"Non-current payables and other liabilities" and "Current payables and other liabilities" at June 30, 2025 includes 525 million euros and 332 million euros, respectively of Telefónica España with the associate company Telefónica Renting, S.A. (433 million euros and 217 million euros, respectively, at December 31, 2024).
Additionally, "Current payables and other liabilities" at June 30, 2025 includes 339 million euros of Telefónica España with the associate company Telefónica Factoring España, S.A. (71 million euros at December 31, 2024). Telefónica Factoring España, S.A. is a company of the group BBVA (see Note 9).
"Revenue from operations" and "Expenses from operations" in the first half of 2025 include 212 million euros and 318 million euros, respectively, of Telefónica España with the associate company Telefónica Renting, S.A. (151 million euros and 206 million euros, respectively, in the first half of 2024).
Additionally, "Revenue from operations" includes in the first half of 2025 13 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA. (14 million euros in the first half of 2024) and 11 million euros with the associate company Onnet Fibra Colombia, S.A.S. (44 million euros in the first half of 2024).
"Expenses from operations" in the first half of 2025 includes, additionally, 50 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (52 million euros in the first half of 2024) and 49 million euros with the associate company Onnet Fibra Colombia, S.A.S. (36 million euros in the first half of 2024).

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Note 9. Related parties
Transactions with related parties, as established in current legislation and in Telefónica's internal regulations, have been conducted in the ordinary course of the Group's business and under market conditions, verifying their fairness and transparency.
Shareholders with representation on the Board of Directors of Telefónica, S.A.
During the first half of 2025, the Company's shareholders that have been represented on the Board of Directors of Telefónica, S.A. have been Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), Criteria Caixa, S.A.U., Sociedad Estatal de Participaciones Industriales and Green Bridge Investment Company SCS / stc Group (with representation on the Board since February 26, 2025).
According to information provided by BBVA to the CNMV on June 19, 2025, BBVA's stake in the share capital of Telefónica, S.A. was 5.01%.
According to the information provided by Sociedad Estatal de Participaciones Industriales (SEPI) for the 2024 Annual Corporate Governance Report of Telefónica, S.A., as of December 31, 2024, the participation of the SEPI in the share capital of Telefónica, S.A. was 10%.
According to information provided by Criteria Caixa, S.A.U. for the 2024 Annual Corporate Governance Report of Telefónica, S.A., as of December 31, 2024, the participation of Criteria Caixa, S.A.U. (CriteriaCaixa) in the share capital of Telefónica, S.A., was 9.99%. Likewise, and without this implying an incremental or additional participation, Fundación Bancaria Caixa d'Estalvis i Pensions de Barcelona, as the sole shareholder of Criteria Caixa, S.A.U., holds the same participation indirectly.
According to the data collected in the communication sent by Public Investment Fund to the CNMV, as of February 6, 2025, Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company and this in turn controlled by Public Investment Fund) had a stake in the share capital of Telefónica, S.A. of 9.97%.
Below is a summary of the relevant transactions of the Telefónica Group with the companies of BBVA, CriteriaCaixa, SEPI and Green Bridge Investment Company SCS / stc Group, other than the payment of the dividend corresponding to its participation.
Associated companies and joint ventures participated by BBVA
The balances of the statement of financial position as of June 30, 2025 and December 31, 2024, and the impact on the income statement for the first half of 2025 and 2024 of the transactions of Telefónica Group companies with their associated companies and joint ventures in which BBVA also participates are shown below:

Millions of euros	6/30/2025	12/31/2024
Receivables and other assets	3	5
Payables and other liabilities	341	80

Millions of euros	January - June 2025	January - June 2024
Revenue from operations	7	7
Expenses from operations	1	—
Finance cost from operations	1	—
Derivatives contracted with BBVA
The net fair value of the outstanding derivatives as of June 30, 2025 contracted with BBVA amounted to 78 million euros (91 million euros as of June 30, 2024). The nominal value of these derivatives amounted to 5,960 million euros (6,954 million euros in 2024). The volume is so high because derivatives can be applied several times to the same underlying asset for an amount equal to its face value.
The Company maintains various derivative financial instruments settled by differences contracted with BBVA (see Note 15).
As of June 30, 2025, collateral guarantees on derivatives from BBVA have been received, amounting to 23 million euros of net asset position (51 million euros of net asset position as of June 30, 2024).

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Other operations with BBVA
The impact on the consolidated income statement of the Telefónica Group for the first half of 2025 and 2024 due to the rest of the operations with BBVA is shown below:

Millions of euros	January - June 2025	January - June 2024
Finance costs	16	18
Receipt of services	3	1
Other expenses	—	1
Total costs	18	20
Finance income	8	25
Dividends received (1)	18	17
Services rendered	33	38
Sale of goods	9	4
Other income	1	1
Total revenues	68	85
(1)  At June 30, 2025, Telefónica held a 0,77% stake (0,77% stake at June 30, 2024) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A.
The following table shows the balance sheet positions of these operations as of June 30, 2025 and 2024, as well as the current guarantees and other off-balance sheet positions.

Millions of euros	6/30/2025	6/30/2024
Finance arrangements: loans and capital contributions and others (borrower)	188	269
Finance arrangements: loans and capital contributions (lender)	462	665
Current factoring operations	38	2
Guarantees	103	105
The amounts reported in “Financing arrangements: loans and capital contributions (lender)” correspond mainly to treasury balances of Group companies in BBVA accounts at the end of each period.
In the first half of 2024, financing agreements (borrower) corresponding to Telefónica del Perú amounting to 88 million euros were included.
Operations with CriteriaCaixa
In the first half of 2025 the Telefónica Group has not carried out significant transactions with CriteriaCaixa and the companies controlled by CriteriaCaixa.
Operations with SEPI
In the first half of 2025 the Telefónica Group has not carried out significant transactions with SEPI and the companies controlled by SEPI.
General State Administration
SEPI is an entity that is part of the Spanish State Institutional Public Sector. In the ordinary course of business and under market conditions, the Telefónica Group carries out transactions with entities of the Spanish State Institutional Public Sector. In accordance with the exemption provided for in IAS 24, the balances and transactions with these entities are not detailed, although the significant balances and transactions maintained with them will be disclosed, where applicable, in the notes to the financial statements.
In the first half of 2025, the Telefónica Group has not carried out any individually significant transaction with entities belonging to the Spanish State Institutional Public Sector.
Likewise, Appendix II summarizes the main regulatory aspects that affect the telecommunications sector in Spain, in relation to the information in this regard included in Appendix VI of the consolidated financial statements corresponding to the year 2024.
Operations with Green Bridge Investment Company SCS / stc Group
Since the date on which it became a related party, the Telefónica Group has not carried out any significant transactions with Green Bridge Investment Company SCS or companies controlled by stc Group.
Other significant shareholders
During the first half of 2025, BlackRock, Inc. was a significant shareholder. This shareholder is not considered a related party as it is not represented on the Board of Directors of Telefónica, S.A. and does not exercise significant influence over the Company.
According to the data collected in the communication sent by BlackRock, Inc. to the CNMV, as of July 28, 2025, BlackRock, Inc.'s stake in the share capital of Telefónica, S.A. was 5.01%, including the percentage of voting rights attributed to the shares as well as those generated through financial instruments.
Directors’ and Senior Executives’ compensation and other information
Pursuant to the disclosure established in Circular 3/2018, of June 28, of the Comisión Nacional del Mercado de Valores (the Spanish National Securities commission, or “CNMV”), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2025 and 2024 are as follows.

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Directors	January - June	January - June
Thousands of euros	2025	2024
Remuneration for belonging to the Board of Directors and/or Board Committees (1)	1,596	1,647
Salary (2)	1,723	1,762
Variable Remuneration in cash (3)	2,269	2,931
Remuneration Systems based on shares (4)	—	—
Compensation (5)	40,903	—
Long-Term Savings Systems (6)	543	529
Other Concepts (7)	273	325
Total	47,307	7,194
(1) It is hereby noted that, on February 26, 2025, Mr. Francisco José Riberas Mera resigned from his position as Director of Telefónica, S.A., and therefore, this section includes the remuneration received up to that date. Likewise, on February 26, 2025, Mr. Olayan M. Alwetaid and Ms. Ana María Sala Andrés were appointed Directors of Telefónica, S.A., and therefore, this section includes the remuneration received by them for this concept, from that date onward. Additionally, for the period January-June 2025, the additional remuneration of the Lead Independent Director, Mr. Peter Löscher, has been recorded, which began to apply in February 2025, as previously reported in the 2024 Annual Report on the Remunerations of Directors.
(2) It is also noted that, on January 18, 2025, Mr. José María Álvarez-Pallete López ceased as Executive Chairman of Telefónica, S.A., and on March 6, 2025, Mr. Ángel Vilá Boix ceased as Chief Operating Officer of Telefónica, S.A., therefore this section includes the remuneration received by them, for this concept, up to those dates. Likewise, on January 18, 2025, Mr. Marc Thomas Murtra Millar was appointed Executive Chairman of Telefónica, S.A., and on March 6, 2025, Mr. Emilio Gayo Rodríguez was appointed Chief Operating Officer of Telefónica, S.A., therefore, this section includes the remuneration received by them for this concept, from that date onward.
(3) The proportional amount of the target variable remuneration corresponding to the period January-June 2025 has been recorded, which would apply to the current Executive Chairman and the current Chief Operating Officer from the date of their respective appointments. However, the final amount of this variable remuneration for the 2025 financial year will be the amount resulting from the degree of compliance with the established goals, which will be approved by the Company's Board of Directors at its meeting in February 2026, following a favourable report from the Nominating, Compensation and Corporate Governance Committee.
(4) With regard to the Long-Term Incentive Plans, as previously reported in the 2024 Annual Financial Report and in the 2024 Annual Report on the Remunerations of Directors, the former Executive Chairman, Mr. José María Álvarez-Pallete López, received a cash settlement equivalent to the shares accrued as of December 31, 2024, corresponding to the second cycle (2022-2024) of the Long-Term Incentive Plans (Performance Share Plan-PSP), which began on January 1, 2022 and ended on December 31, 2024, (3,917 thousand euros gross).
In addition, as previously reported in the 2024 Annual Financial Report and in the 2024 Annual Report on the Remunerations of Directors, Mr. Álvarez-Pallete López held, at the date of his termination, his right to the proportional part of the Incentive corresponding to the third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and the first cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028, having received an equivalent cash settlement (3,880 thousand euros gross).
Likewise, the former Chief Operating Officer, Mr. Ángel Vilá Boix, has also received a cash settlement equivalent to the shares accrued as of December 31, 2024, corresponding to the second cycle (2022-2024) of the Long-Term Incentive Plan, which began on January 1, 2022 and ended on December 31, 2024 (3,204 thousand euros gross).
Furthermore, Mr. Vilá Boix held, at the date of his termination, his right to the proportional part of the Incentive corresponding to the third cycle (2023-2025) of the Long Term Incentive Plan 2021-2025 and the first cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028, having received an equivalent cash settlement (3,280 thousand euros gross).
On the other hand, it is noted that, in the first half of 2025, the shares accrued as of December 31, 2024, corresponding to the second cycle (2022-2024) of the Long-Term Incentive Plan, which began on January 1, 2022 and ended on December 31, 2024, were delivered to the current Chief Operating Officer, Mr. Emilio Gayo Rodríguez, in which he had already participated in his previous role as Executive Chairman of Telefónica España.
(5) It is included the severance payment received by Mr. Álvarez-Pallete López, former Executive Chairman (23,526 thousand euros gross), and by Mr. Vilá Boix, former Chief Operating Officer (17,378 thousand euros gross), as severance payment for their respective terminations, in accordance with the terms established in their contracts.
(6) It is noted that, in the period January-June 2025, contributions made by the Company to long-term savings systems (Pension Plans and Pension Plan for Executives) of the Executive Chairman, Mr. Marc Thomas Murtra Millar (from January 2025) and of the Chief Operating Officer, Mr. Emilio Gayo Rodríguez (from March 2025) are included. Likewise, the amount corresponding to the aforementioned contributions made by the Company to long-term savings systems (Pension Plans and Pension Plan for Executives) of the former Executive Chairman and the former Chief Operating Officer, until the date of their respective terminations, is also included.
On the other hand, it is noted that, as stated in the 2024 Annual Financial Report and in the 2024 Annual Report on the Remunerations of Directors, there was an interpretative discrepancy in relation to the pertinence of the recognition of the economic rights related to Telefónica's Pension Plan for Executives, which was agreed to be submitted for a legal opinion by an independent third party.
In this regard, the aforementioned legal opinion concluded that it is appropriate to recognize the economic rights in favour of Mr. Álvarez-Pallete López and Mr. Vilá Boix, which may be received by them in the cases provided for in the policy governing the aforementioned Plan (retirement, early retirement, permanent incapacity to work in the degrees of total or absolute incapacity or severe disability and death).
(7) It is noted that, in the period January-June 2025, the amount corresponding to the remuneration in-kind (general health insurance, dental coverage and vehicle, the latter in the case of the position of Chief Operating Officer) received by the Executive Chairman, Mr. Murtra Millar (from January 2025) and by the Chief Operating Officer, Mr. Gayo Rodríguez (from March 2025) is included. Likewise, it is included the amount corresponding to the remuneration in-kind received by the former Executive Chairman, Mr. Álvarez-Pallete López (until January 2025) and by the former Chief Operating Officer, Mr. Vilá Boix (until March 2025).
In addition, the total amounts accrued to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2025 and 2024 are as follows.

Senior Executives	January - June	January - June
Thousands of euros	2025	2024
Total compensation paid to Senior Executives(8)	4,749	4,996
(8) The "Total compensation paid to Senior Executives" section includes the total amount accrued for all items (excluding the amount of the remuneration systems based on shares) during the first six months of fiscal years 2025 and 2024. Additionally, it is also noted that in the first half of 2025, the shares accrued as of December 31, 2024, corresponding to the second cycle (2022-2024) of the Long-Term Incentive Plan (Performance Share Plan - PSP), which began on January 1, 2022 and ended on December 31, 2024, were delivered to the Senior Executives, as stated in the Company's 2024 Annual Financial Report.

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Note 10. Financial assets and other non-current assets
The breakdown of financial assets and other non-current assets of the Telefónica Group at June 30, 2025 and December 31, 2024 is as follows:

Millions of euros	06/30/2025	12/31/2024
Non-current financial assets (Note 14)	5,049	5,339
Investments	748	585
Credits and other financial assets	735	602
Deposits and guarantees	813	691
Trade receivables	897	945
Receivables for subleases	20	17
Impairment of trade receivables	(122)	(106)
Long-term derivative financial assets (Note 17)	1,958	2,605
Other non-current assets	1,915	2,064
Contractual assets	293	288
Deferred expenses	934	1,073
Long-term receivables for taxes	276	315
Prepayments	411	388
Total	6,964	7,403
Note 11. Inventories
The detail of inventories of the Telefónica Group at June 30, 2025 and December 31, 2024 is as follows:

Millions of euros	06/30/2025	12/31/2024
Audiovisual rights, handsets and other inventories	922	1,001
Inventories impairment provision	(43)	(47)
Inventories	879	954

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Note 12. Receivables and other current assets
The detail of receivables and other current assets of the Telefonica Group at June 30, 2025, December 31, 2024 is as follows:

Millions of euros	06/30/2025	12/31/2024
Receivables (Note 14)	6,703	7,564
Trade receivables	7,543	10,074
Impairment of trade receivables	(1,339)	(3,048)
Receivables from associates and joint ventures (Note 8)	145	163
Other receivables	353	375
Other current assets	2,905	2,881
Contractual assets	218	229
Capitalized costs	907	1,094
Prepayments	1,545	1,358
Short-term insurance and reinsurance contracts assets	175	164
Short-term insurance and reinsurance contracts assets from associates and joint ventures (Note 8)	59	36
Total	9,608	10,445
In the first half of 2025 the impact of impairment of trade receivables in the consolidated income statement (see Note 23) amounted to 271 million euros (302 million euros in the first half of 2024).
Note 13. Other current financial assets
The breakdown of other current financial assets of the Telefónica Group at June 30, 2025 and December 31, 2024 is as follows:

Millions of euros	06/30/2025	12/31/2024
Short-term credits	1,543	893
Short-term deposits and guarantees	45	139
Short-term derivative financial assets (Note 17)	375	461
Other current financial assets	146	307
Total	2,109	1,800
"Short-term credits" includes, at June 30, 2024, 557 million U.S. dollars (544 million U.S. dollars at December 31, 2024) equivalent to 475 million euros at the closing exchange rate (523 million euros at December 31, 2024), corresponding to the principal and interest of the favorable award regarding the investment dispute with the Republic of Colombia submitted to the ICSID (see Note 26).
Additionally, "Short-term credits" at June 30, 2025 includes fixed term accounts engaged by Telefónica, S.A. with several bank entities amounted to 906 million euros.

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Note 14. Breakdown of financial assets by category
The breakdown of financial assets of the Telefónica Group at June 30, 2025 and December 31, 2024 is as follows:

June 30, 2025
	Fair value through profit or loss		Fair value through other comprehensive income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
Millions of euros	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 10)	252	—	167	705	1,790	667	2,232	15	2,135	5,049	5,049
Investments	43	—	—	705	—	641	107	—	—	748	748
Credits and other financial assets	41	—	—	—	—	27	—	15	694	735	735
Deposits and guarantees	—	—	—	—	—	—	—	—	813	813	813
Derivative instruments (Note 17)	168	—	—	—	1,790	—	1,958	—	—	1,958	1,958
Trade receivables	—	—	167	—	—	—	167	—	730	897	775
Trade receivables for subleases	—	—	—	—	—	—	—	—	20	20	20
Impairment of trade receivables	—	—	—	—	—	—	—	—	(122)	(122)	—
Current financial assets	254	—	740	—	252	123	1,124	—	14,071	15,318	15,318
Trade receivables (Note 12)	—	—	740	—	—	—	740	—	7,301	8,042	6,703
Impairment of trade receivables (Note 12)	—	—	—	—	—	—	—	—	(1,339)	(1,339)	—
Other current financial assets (Note 13)	254	—	—	—	252	123	383	—	1,603	2,109	2,109
Cash and cash equivalents	—	—	—	—	—	—	—	—	6,505	6,505	6,505
Total	506	—	907	705	2,042	790	3,356	15	16,206	20,366	20,366
At June 30, 2025, there were deposits related to the collateral guarantees (CSA) on derivatives signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 242 million euros, not having currency swap (108 million euros in the long term and 55 million euros in the short term at December 31, 2024, not having currency swap).
In addition, 51,808 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica S.A. linked to these collateral contracts as guarantee for a nominal amount of 44 million euros (59,808 bonds for a nominal amount of 58 million euros at December 31, 2024).
The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

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December 31, 2024
	Fair value through profit or loss		Fair value through other comprehensive income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
Millions of euros	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 10)	247	—	218	543	2,441	523	2,912	14	1,890	5,339	5,339
Investments	42	—	—	543	—	478	107	—	—	585	585
Credits and other financial assets	41	—	18	—	—	45	—	14	543	602	602
Deposits and guarantees	—	—	—	—	—	—	—	—	691	691	691
Derivative instruments (Note 17)	164	—	—	—	2,441	—	2,605	—	—	2,605	2,605
Trade receivables	—	—	200	—	—	—	200	—	745	945	839
Trade receivables for subleases	—	—	—	—	—	—	—	—	17	17	17
Impairment of trade receivables	—	—	—	—	—	—	—	—	(106)	(106)	—
Current financial assets	367	—	894	—	371	312	1,320	—	15,794	17,426	17,426
Trade receivables (Note 12)	—	—	850	—	—	—	850	—	9,762	10,612	7,564
Impairment of trade receivables (Note 12)	—	—	—	—	—	—	—	—	(3,048)	(3,048)	—
Other current financial assets (Note 13)	367	—	44	—	371	312	470	—	1,018	1,800	1,800
Cash and cash equivalents	—	—	—	—	—	—	—	—	8,062	8,062	8,062
Total	614	—	1,112	543	2,812	835	4,232	14	17,684	22,765	22,765

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Note 15. Changes in equity and shareholder remuneration
Share Capital
The Board of Directors of Telefónica, S.A. at its meeting held on April 12, 2024, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on April 12, 2024.
The share capital of Telefónica, S.A. was reduced in the amount of 80,296,591 euros, through the cancellation of 80,296,591 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,670,161,554 euros corresponding to 5,670,161,554 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced in 230 million euros.
The reduction did not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the provision of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 80,296,591 euros). This reserve for cancelled share capital could only be used if the same requirements as those applicable to the reduction of share capital were met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company could not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.
On May 13, 2024, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
Dividends
Approval was given at the General Shareholders’ Meeting of April 12, 2025 to pay a dividend in cash charge to unrestricted reserves amounting to 0.30 euros payable in two tranches.
On June 19, 2025 a cash payment of 0.15 euros per share was made, for a total amount of 846 million euros, and on December 18, 2025, a cash payment of 0.15 euros per share is envisaged to take place.
Approval was given at the General Shareholders’ Meeting of April 12, 2024 to pay a dividend in cash charged to unrestricted reserves amounting to 0.30 euros payable in two tranches.
On June 20, 2024, a payment of 0.15 euros in cash per share was made, for a total amount of 846 million euros, and on December 19, 2024, the payment of 0.15 euros per share was made for a total amount of 847 million euros.

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Other equity instruments
The characteristics of the undated deeply subordinated securities are the following (millions of euros):

Issue date	Annual Fix	Variable	Exercisable from issuer	12/31/2024	06/30/2025
09/18/2024	6.750%	from 09/07/2031 rate SWAP + spread incremental	2031	200	200
03/15/2024	5.752%	from 04/15/2032 rate SWAP + spread incremental	2032	1,100	1,100
09/07/2023	6.750%	from 09/07/2031 rate SWAP + spread incremental	2031	750	750
02/02/2023	6.135%	from 05/03/2030 rate SWAP + spread incremental	2030	1,000	1,000
11/23/2022	7.125%	from 11/23/2028 rate SWAP + spread incremental	2028	750	750
11/24/2021	2.880%	from 05/24/2028 rate SWAP + spread incremental	2028	750	750
02/12/2021	2.376%	from 05/12/2029 rate SWAP + spread incremental	2029	1,000	1,000
02/05/2020	2.502%	from 05/05/2027 rate SWAP + spread incremental	2027	500	500
09/24/2019	2.875%	from 09/24/2027 rate SWAP + spread incremental	2027	500	500
03/22/2018	3.875%	from 09/22/2026 rate SWAP + spread incremental	2026	1,000	1,000
				7,550	7,550
In the first half of 2025, the payment of the coupons related to the undated deeply subordinated securities issued in previous years, impacted by the tender offer, amounted to an aggregate amount, net of tax effect, of 139 million euros, with a balancing entry on “Retained earnings” in the consolidated statements of changes in equity (146 million euros in the first half of 2024).
Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at the end of the indicated period is as follows:

Millions of euros	06/30/2025	12/31/2024
Brazilian real	(15,969)	(15,942)
Bolivar fuerte	(3,346)	(3,276)
Chilean peso	(712)	(657)
Mexican peso	(389)	(381)
Uruguayan peso	(143)	(143)
Colombian peso	82	89
Sterling pound	46	309
Peruvian Nuevo sol	(6)	(212)
Argentine peso	—	(1,142)
Other currencies	(13)	76
Total Group	(20,450)	(21,279)
As a result of the sales of Telefónica Móviles Argentina and Telefónica del Perú (see Note 2), negative translation differences amounting to 1,136 million euros and 222 million euros, respectively, were recycled to the income statement in the first half of 2025.
Treasury shares
The following transactions involving treasury shares were carried out in the six months ended June 30, 2025 and 2024:

Number of shares
Treasury shares at 12/31/2024	26,874,751
Acquisitions	14,262,159
Employees share option plan	(8,352,110)
Sales	(541,596)
Treasury shares at 06/30/2025	32,243,204

Number of shares
Treasury shares at 12/31/2023	111,099,480
Acquisitions	22,172,610
Employees share option plan	(19,815,111)
Capital amortization	(80,296,591)
Sales	(543,444)
Treasury shares at 06/30/2024	32,616,944

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There were treasury shares purchases in the first half of 2025 amounting to 57 million euros (87 million euros in the first half of 2024).
Treasury shares in portfolio at June 30, 2025 are directly held by Telefónica, S.A. and represent 0.569% of its share capital.
The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 173 million of Telefónica shares, mainly contracted through Banco Bilbao Vizcaya Argentaria, S.A., recorded in the statement of financial position at June 30, 2025 in accordance with their maturity date and fair value (153 million shares at June 30, 2024).
Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in the six months ended June 30, 2025 and 2024 are as follows:

Millions of euros	Balance at 12/31/2024	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the period	Change in translation differences	Other movements	Balance at 06/30/2025
Telefônica Brasil, S.A.	2,834	—	(226)	(49)	86	91	(1)	2,735
Telefónica Deutschland Holding, A.G.	224	—	—	—	5	—	—	229
Colombia Telecomunicaciones, S.A., ESP	297	—	—	—	(53)	(11)	2	235
Compañia Mayorista de Fibra, S.L.	—	424			6			430
Other	47	—	(1)	—	25	(19)	10	62
Total	3,402	424	(227)	(49)	69	61	11	3,691

Millions of euros	Balance at 12/31/2023	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the period	Change in translation differences	Other movements	Balance at 06/30/2024
Telefônica Brasil, S.A.	3,546	—	(128)	(38)	93	(341)	1	3,133
Telefónica Deutschland Holding, A.G.	1,286	—	(1,058)	(17)	4	—	2	217
Colombia Telecomunicaciones, S.A., ESP	362	—	—	—	(18)	(17)	(7)	320
Other	50	—	2	—	15	—	—	67
Total	5,244	—	(1,184)	(55)	94	(358)	(4)	3,737
Agreement between Telefónica España Filiales and Vodafone ONO for the Establishment of a Wholesale Fiber Company
On November 7, 2024, Telefónica, through its subsidiary Telefónica España Filiales, S.A.U., and Vodafone ONO, S.A.U. (“Vodafone España”), formalized an agreement to establish a joint company, Compañía Mayorista de Fibra, S.L. The primary corporate purpose of the Company is the wholesale commercialization of a fiber-to-the-home (FTTH) network for the benefit of its shareholders.
The company began operations on March 1, 2025, after obtaining the necessary regulatory approvals and fulfilling the remaining agreed-upon conditions. The share capital is held 63% by the Telefónica Group and 37% by Vodafone España..
The impact of this transaction has been an increase of 52 million euros in the equity attributable to equity holders of the parent company, and an increase of 424 million euros in the equity attributed to non-controlling interests, corresponding to the incorporation of the company for an amount of 542 million euros and the return of share premium for an amount of 118 million euros (see Note 25).

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Public Offer for the Acquisition of Shares of Telefónica Deutschland
On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public offer for the acquisition of shares of Telefónica Deutschland Holding AG. The Offer acceptance period began on December 5, 2023 and ended on January 17, 2024.
On March 7, 2024 a public exclusion offer was launched with the objective of acquiring the shares of Telefónica
Deutschland that at that time were not directly or indirectly owned by Telefónica.
The cash outflow in the first half of 2024 from purchases made amounted to 1,005 million euros (see Note 25).
In the first half of 2024 these operations produced an increase of 27 million euros in the equity attributed to equity holders of the parent company and a decrease of 1,058 million euros in the equity attributed to non-controlling interests.
Note 16. Financial liabilities
The composition of issues, loans and other payables, and derivative instruments, by category at June 30, 2025 and December 31, 2024 is as follows:

June 30, 2025	Fair value through profit or loss			Measurement hierarchy (1)
Millions of euros	Held for trading	Fair value option	Hedges	Level 1	Level 2	Level 3	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	–	–	–	–	–	–	31,726	31,726	30,695
Loans and other payables	–	–	–	–	–	–	3,340	3,340	3,350
Derivative instruments (Note 17)	360	–	1,723	–	2,083	–	–	2,083	2,083
Total	360	–	1,723	–	2,083	–	35,066	37,149	36,127

December 31, 2024	Fair value through profit or loss			Measurement hierarchy (1)
Millions of euros	Held for trading	Fair value option	Hedges	Level 1	Level 2	Level 3	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	–	–	–	–	–	–	32,704	32,704	31,638
Loans and other payables	–	–	–	–	–	–	4,014	4,014	4,016
Derivative instruments (Note 17)	471	–	1,593	–	2,064	–	–	2,064	2,064
Total	471	—	1,593	—	2,064	—	36,718	38,782	37,718
(1) Level 1; Quoted prices; Level 2: Other directly observable market inputs; Level 3: inputs not based on observable market data.
Part of the amount owed by the Telefónica Group includes adjustments to amortized cost at June 30, 2025 and December 31, 2024 as a result of fair value interest rate and exchange rate hedges.
The valuation techniques and the variables used for the fair value measurement of financial instruments are the same as those used for the elaboration of the annual consolidated financial statements for 2024.
Net financial debt as of June 30, 2025 includes a positive value of the derivatives portfolio (see Note 17) for a net amount of 251 million euros (1,002 million euros at December 31, 2024). In this amount, a negative value of 316 million euros is due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 914 million euros at December 31, 2024).
The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash used in financing activities” flow of the consolidated statement of cash flow (see Note 25) amounted to 47 million euros corresponding mainly to financed spectrum licenses (89 million euros in the first half of 2024).
As of June 30, 2025, the Telefónica Group presented undrawn committed credit facilities arranged with banks for an amount of 10,049 million euros (of which 9,535 million euros maturing in more than twelve months).

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The description of the main issues or redemptions in the first half of 2025 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (million euros)	Interest rate	Listing Market
Telefónica Emisiones, S.A.U.	XS2984223102	Issue	Bond	01/23/25	1,000	EUR	1,000	3.724%	Dublin
Telefónica Emisiones, S.A.U.	XS3103696087	Issue	Bond	06/25/25	750	EUR	750	3.941%	Dublin
Telefónica Emisiones, S.A.U.	XS1550951211	Redemption	Bond	01/17/25	(1,250)	EUR	(1,250)	1.528%	Dublin
Telefónica Europe, B.V.	various	Issue	Commercial Paper	various	1,985	EUR	1,985	2.575%	n/a
Telefónica Europe, B.V.	various	Redemption	Commercial Paper	various	(1,707)	EUR	(1,707)	3.428%	n/a
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.
Interest-bearing debt arranged in the first half of 2025 includes mainly the following:

Description	Limit (*) 06/30/2025 (million euros)	Currency	Outstanding balance 06/30/2025 (million euros)	Arrangement date	Maturity date	Drawndown January-June 2025 (million euros)	Repayment January-June 2025 (million euros)
Telefónica, S.A.
Sustainable syndicated (1)	5,500	EUR	—	01/13/25	01/13/30	—	—
Bilateral loan	—	EUR	125	01/15/25	01/15/35	125	—
Telefónica Germany GmbH & Co. OHG
Sustainable syndicated (2)	—	EUR	—	12/17/19	01/10/25	—	—

(1) On January 13, 2025, Telefónica, S.A. signed an extension with respect to its sustainability-linked syndicated credit facility for up to 5,500 million euros for an additional year (extending the maturity date to January 13, 2030). Additionally, Telefónica signed 2 extension options for 1 additional year each, permitting Telefónica, S.A.,to extend the maturity date of the credit facility to January 13, 2032.
(2) On January 10, 2025, Telefónica Germany GmbH & Co. OHG completed the early termination of its 750 million euros sustainability-linked syndicated credit facility signed on December 17, 2019 and originally scheduled to mature in 2026.
(*) Undrawn limit

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Note 17. Derivative financial instruments
The net position of the derivatives contracted by the Group at June 30, 2025 and December 31, 2024 is as follows:

Millions of euros	06/30/2025	12/31/2024
Non-current asset derivatives (Note 10)	1,958	2,605
Current asset derivatives (Note 13)	375	461
Non-current liability derivatives (Note 16)	(1,921)	(1,865)
Current liability derivatives (Note 16)	(162)	(199)
Net asset position	251	1,002
The variation in the first half of 2025 represents a decrease of 751 million euros in net assets due to the depreciation of the USD against the EUR, which is partially offset by the movements in the interest rate curves of both the EUR and the USD. Both interest rate variations and exchange rate variations on fair value hedges are mostly offset by a similar and opposite impact on hedge accounting of the issuances and loans in dollar and euro currency of the Telefónica Group.
Note 18. Payables and other non-current liabilities
The breakdown of "Payables and other non-current liabilities" of the Telefónica Group at June 30, 2025 and December 31, 2024 is as follows:

Millions of euros	06/30/2025	12/31/2024
Payables	1,926	1,850
Debt for spectrum acquisition	1,000	1,008
Payables to associates and joint ventures (Note 8)	526	433
Trade payables	90	163
Other payables	309	246
Other non-current liabilities	1,998	1,843
Contractual liabilities	828	813
Deferred revenue	98	91
Non-current tax payables	1,072	938
Long-term insurance and reinsurance contracts liabilities to associates and joint ventures (Note 8)	—	1
Total	3,924	3,693
"Debt for spectrum acquisition" as of June 30, 2025 and December 31, 2024, is detailed below:

Millions of euros	06/30/2025	12/31/2024
Telefónica Spain	64	63
Telefónica Colombia	112	74
Telefónica Brazil	187	177
Telefónica Germany	638	690
Telefónica Uruguay	—	4
Total	1,000	1,008

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Note 19. Payables and other current liabilities
The breakdown of "Payables and other current liabilities" at June 30, 2025 and December 31, 2024 is as follows:

Millions of euros	06/30/2025	12/31/2024
Payables	12,089	12,640
Trade payables	6,755	7,783
Payables to suppliers of property, plant and equipment	1,870	2,803
Debt for spectrum acquisition	426	227
Other payables	1,237	1,299
Dividends pending payment	1,020	121
Payables to associates and joint ventures (Note 8)	781	407
Other current liabilities	1,837	1,966
Contractual liabilities	964	1,064
Deferred revenue	142	113
Advances received	470	533
Short-term insurance and reinsurance contracts liabilities	228	236
Short-term insurance and reinsurance contracts liabilities and other liabilities to associates and joint ventures (Note 8)	32	20
Total	13,925	14,606
"Debt for spectrum acquisition" as of June 30, 2025 and December 31, 2024, is detailed below:

Millions of euros	06/30/2025	12/31/2024
Telefónica Germany	348	107
Telefónica Colombia	61	60
Telefónica Brazil	10	10
Telefónica Spain	7	32
Telefónica Ecuador	—	15
Telefónica Uruguay	—	3
Total	426	227
In the first half of 2025, Telefónica Brasil carried out a 40-to-1 reverse stock split followed by a 1-to-80 forward stock split, without changing the company's share capital. The remaining share fractions were consolidated into shares and sold at auction. The auction proceeds were made available to the holders of the share fractions. As of June 30, 2025, 826 million Brazilian reais (approximately 129 million euros at the exchange rate of June 30, 2025) remains available to unidentified shareholders or those with incomplete registration data, classified under Other payables in the table above (see Note 25). The amounts will be held by Telefónica Brasil, within the legal timeframe, for collection by the respective holder upon submission of complete registration information.

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Note 20. Provisions
The detail of provisions at June 30, 2025 and December 31, 2024 is as follows:

	06/30/2025			12/31/2024
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,033	3,530	4,563	1,073	4,020	5,093
Termination plans	326	1,019	1,345	357	1,222	1,579
Post-employment defined benefit plans	10	338	348	10	329	339
Other benefits	698	2,173	2,870	706	2,469	3,175
Desmantling of assets	10	415	425	16	519	535
Other provisions	391	1,418	1,809	576	1,613	2,189
Total	1,434	5,363	6,797	1,665	6,152	7,817
Telefónica Brazil
Telefônica Brasil, S.A. and its subsidiaries are party to administrative and judicial proceedings and labor, tax, civil and regulatory claims filed in different courts. The Telefónica Group management, based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered likely.
The balance of these provisions at June 30, 2025 and December 31, 2024 is shown in the following table:

Millions of euros	06/30/2025	12/31/2024
Tax proceedings	321	314
Regulatory proceedings	162	179
Labor claims	161	145
Civil proceedings	217	219
Amounts to be refunded to customers	—	14
Provision for fines for canceling lease agreements	7	6
Total	868	877
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	06/30/2025	12/31/2024
Federal taxes	141	126
State taxes	63	72
Municipal taxes	20	21
FUST	98	95
Total	321	314
Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 41,688 million Brazilian reals (6,515 million euros) as of June 30, 2025 (40,850 million Brazilian reals, 6,347 million euros as of December 31, 2024).
With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. Consolidated provisions totaled 1,034 million Brazilian reals (162 million euros) at June 30, 2025 (1,151 million Brazilian reals, 179 million euros at December 31, 2024).
Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 3,034 million Brazilian reals (474 million euros) at June 30, 2025 (3,067 million Brazilian reals, 476 million euros at December 31, 2024).
In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 301 million euros at June 30, 2025 (311 million euros at December 31, 2024).

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In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at June 30, 2025 and December 31, 2024 are as follows:

Millions of euros	06/30/2025	12/31/2024
Tax proceedings	264	264
Labor claims	8	11
Civil proceedings	142	139
Regulatory proceedings	53	51
Garnishments	3	2
Total	470	467
Current	16	24
Non-current	453	443
Note 21. Leases
The movement of rights of use in the first half of 2025 and 2024 is as follows:

Millions of euros	Rights of use
Balance at 12/31/2024	7,907
Additions (*)	1,169
Amortization (*)	(1,105)
Disposals	(71)
Sale of companies	(257)
Translation differences and hyperinflation	(60)
Transfers and others	(164)
Balance at 06/30/2025	7,419
(*) Additions and amortization for the period include those corresponding to T. M. Argentina and T. del Perú up to their sale date and those corresponding to T. M. del Uruguay and Otecel up to their classification as disposal groups held for sale. Excluding the impact of these companies, additions to rights of use amounted to 1,124 million euros (see Note 4) and amortization amounted to 1,059 million euros (see Note 2).
"Additions" of rights of use by segment are detailed in Note 4.
"Sale of companies" in the first half of 2025 corresponds mainly to the disposal of rights of use from Telefónica Móviles Argentina and Telefónica del Perú (see Note 2), which amounted to 89 and 168 million euros, respectively.
"Transfers and others" in the first half of 2025 includes the reclassifications of rights of use of Telefónica Móviles del Uruguay and Otecel to "Non-current assets and disposal groups held for sale" in the statement of financial position (see notes 2 and 27), amounting to 17 and 146 million euros, respectively.
The detail by nature of the rights of use at June 30, 2025 and December 31, 2024 is as follows:

Millions of euros	06/30/2025	12/31/2024
Rights of use on land and natural properties	606	815
Rights of use on buildings	3,693	3,900
Rights of use on plant and machinery	2,910	2,947
Other rights of use	210	245
Total	7,419	7,907

Condensed Consolidated Interim Financial Statements 2025	Telefónica, S.A.	47

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The movement of lease liabilities in the first half of 2025 is as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2024	8,303
Additions	1,137
Principal and interests payments	(1,443)
Principal payments (Note 25)	(1,167)
Interest payments	(212)
Less: payments from companies held for sale and sold during 2025	(64)
Disposals	(70)
Sale of companies	(313)
Accrued interests (*)	244
Translation differences and hyperinflation	(75)
Transfers and others	(237)
Balance at 06/30/2025	7,546
(*) Accrued interest for the period includes interest accrued from T. M. Argentina and T. del Perú until their sale date and interest accrued from T. M. del Uruguay and Otecel until their reclassification to liabilities associated with non-current assets and disposal groups held for sale. Excluding the impact of these companies, financial expenses on lease liabilities amounted to 226 million euros (see Note 2).
"Sale of companies" in the first half of 2025 corresponds mainly to the disposal of lease liabilities from Telefónica Móviles Argentina and Telefónica del Perú (see Note 2), which amounted to 80 and 233 million euros, respectively.
"Transfers and others" in the first half of 2025 includes the reclassifications of lease liabilities of Telefónica Móviles del Uruguay and Otecel to "Liabilities associated with non-current assets and disposal groups held for sale" in the statement of financial position (see notes 2 and 27), amounting to 36 and 215 million euros, respectively
Note 22. Average number of Group employees
The average number of Group employees in the first six months of 2025 and 2024 is as follows:

Average number of employees	January - June 2025	January - June 2024
Males	55,279	62,210
Females	36,917	39,880
Total	92,196	102,090
Employees from continuing operations	84,885	86,270
Employees from discontinued operations	7,311	15,820
The calculation of the average number of employees for the first half of 2025 includes Telefónica Móviles Argentina and Telefónica del Perú up to the date of their sale (see Note 2).
Telefónica Móviles Argentina, Telefónica del Perú, Telefónica Móviles del Uruguay, and Otecel are presented as discontinued operations in these interim financial statements (see Note 27).

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Note 23. Other income and Other expenses
Other income
The breakdown of “Other income” is as follows:

Millions of euros	January - June 2025	January - June 2024 (*)
Own work capitalized	399	376
Gain on disposal of businesses	97	—
Gain on disposal of property, plant and equipment	54	37
Government grants	19	14
Other operating income	116	107
Total	684	534
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.
"Gain on disposal of businesses" includes the capital gain from the sale of T. Infra's 20% stake in Nabiax (see Note 26) amounting to 95 million euros,
Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	January - June 2025	January - June 2024 (*)
Leases included in "Other expenses" (1)	32	26
External services	3,339	3,613
Taxes other than income tax	315	345
Impairment of trade receivables (Note 12)	271	302
Losses on disposal of fixed assets and changes in provisions for fixed assets	6	15
Other operating expenses	111	97
Total	4,074	4,399
(1) In accordance with IFRS 16, only short term leases and leases of low-value or intangible assets are included.
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.
Note 24. Income tax matters
The deviation in the first six months of 2025 and 2024 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group's regular evaluation of the recoverability of deferred tax assets. The realization of deferred tax assets and liabilities is conditioned, in most of the cases, by the future development of the activities carried out by its companies, the fiscal regulation in the different countries where they operate and strategic decisions to which can be subjected.
Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	06/30/2025	12/31/2024
Tax credits for loss carryforwards	2,553	2,877
Unused tax deductions	953	1,000
Deferred tax assets for temporary differences	2,395	2,796
Total deferred tax assets	5,901	6,673
Tax payables and receivables
Current tax payables and receivables at June 30, 2025 and December 31, 2024 are as follows:

Millions of euros	06/30/2025	12/31/2024
Current income taxes payable	81	658
Indirect taxes payable	416	424
Other current income taxes payable	422	532
Total	919	1,614

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Millions of euros	06/30/2025	12/31/2024
Current income taxes receivable	376	392
Indirect taxes receivable	563	461
Other current income taxes receivable	161	117
Total	1,100	970
"Current income taxes payable" as of December 31, 2024 includes 549 million euros corresponding to Telefónica del Perú's legal proceedings related to corporate income tax.
Tax group in Spain
In relation to the information on ongoing actions and procedures included in Note 25 of the consolidated financial statements for the year ended December 31, 2024, the relevant events that occurred from that date until the preparation of these interim financial statements are detailed below:
Tax deductibility of financial goodwill in Spain
In relation to the procedure on the Third Decision, on June 26, 2025, the Court of Justice of the European Union delivered a final ruling, confirming the annulment of the European Commission’s Third Decision.
The Company is waiting the Tax and Customs Control Department of the Spanish Tax Agency, in execution of the aforementioned judgment, to proceed with the refund of the amounts unduly paid in the aid recovery procedure.
Inspections of the tax group in Spain
With regard to the inspection procedures for the years 2014 to 2017, on June 3, 2025 the Company received the ruling of the National High Court, which partially upheld the State Attorney's Office’s argument in relation to RD 3/2016, and also upheld all its claims, especially the treatment of the Juros as dividends. The sentence is not yet final.
In July 2023, new inspection procedure were initiated for several of the companies belonging to the 24/90 Tax Group, of which Telefónica, S.A. is the parent company. The taxes and periods subject to review have been Corporate Income Tax for the years 2018 to 2021 and Value Added Tax, for the period between May and December 2019 and the years 2020 to 2021.
In relation to this procedure, the following tax assessments have been signed: i) with Agreement, regarding transfer pricing issues; ii) in Conformity due to differences in criteria regarding the group's financial activity; iii) and in Disagreement due to the qualification of Juros sobre el Capital Propio (JCP) as dividends (a criterion that has been confirmed by the National Court in the aforementioned ruling of June 3, 2025) and due to other adjustments. The minutes, which were signed in June 2025, resulted in a corporate income tax expense of 73 million euros in the first half of 2025. The tax adjustments have been offset by tax credits available to the Company. Telefónica, in defence of its interests, will submit arguments for the adjustments with which it disagrees to the Technical Office of the Central Delegation for Large Taxpayers, which will issue the Settlement Agreement that will conclude the procedure.
Constitutional Court Ruling on Royal Decree Law 3/2016
The National Court's June 3, 2025 ruling in which the State Attorney's Office's partial acquiescence regarding RD 3/2016 is admitted, for the 2016 and 2017 fiscal years, as well as the completion of the Group's inspection procedure in Spain from 2018 to 2021 will affect the Tax Group's corporate income tax returns in Spain for the 2016 to 2021 years once executed, and the tax authorities issue the settlement agreement that will conclude the inspection procedure.
According to Law 7/2024, passed on December 20, 2024, the part of impairment losses corresponding to the aforementioned year, pending reversal as of January 1, 2024, has been included in the 2024 corporate income tax base, writing off the deferred tax liability recorded in December 2024.
Main deferred tax movements of the tax group in Spain
As explained in the previous section, in the first half of 2025, a disposal of deferred tax liabilities amounting to 439 million euros was recorded due to the inclusion of impairment losses corresponding to 2024 in the 2024 corporate income tax base.
Likewise, the Group used tax credits for loss carryforwards amounting to 286 million euros in the 2024 corporate income tax return.
In the first half of 2025, disposals of deferred tax assets amounting to 123 million euros were recorded due to the materialization of provisions for the various workforce restructuring plans, other obligations with employees of the Group's companies in Spain, and their financial update.

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Note 25. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	January - June 2025	January - June 2024 (*)
Cash received from operations	22,100	22,609
Cash paid from operations	(16,617)	(16,938)
Cash paid to suppliers and other operating payments	(13,990)	(14,250)
Cash paid to employees	(2,124)	(2,169)
Payments of commitments related to employee benefits	(503)	(519)
Net payments of interest and other financial expenses net of dividends received	(803)	(789)
Net interest and other financial expenses paid	(833)	(817)
Dividends received	30	28
Taxes (payments)/proceeds	(297)	(273)
Net cash flow by operating activities from continuing operations	4,383	4,609
Net cash flow by operating activities from discontinued operations	62	57
Net cash flow provided by operating activities	4,445	4,666
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.
Cash received from operations in the first half of 2025 include 826 million Brazilian reais (approximately 131 million euros at the average exchange rate for the half-year) corresponding to the net amount collected by Telefónica Brasil for the share auction, which as of June 30, 2025 is available to unidentified shareholders or with incomplete registration data (see Note 19).
Net cash flow used in investing activities
The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	January - June 2025	January - June 2024 (*)
Proceeds from the sale of property, plant and equipment and intangible assets	235	102
Payments on investments in property, plant and equipment and intangible assets	(2,942)	(2,845)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(2,707)	(2,743)
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.
Payments for non-financed spectrum in the first half of 2025 totaled 50 million euros (1 million euros in the first half of 2024).

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Millions of euros	January - June 2025	January - June 2024 (*)
Sale of Telefónica Móviles Argentina (Note 2)	897	—
Sale of Telefónica del Perú (Note 2)	(323)	—
Sale of stake in Nabiax (Note 26)	156	—
Others	(2)	7
Proceeds / (payments) on disposals of companies, net of cash and cash equivalents disposed	728	7
Share capital increase UGG TopCo	(65)	(23)
Payments by Coltel for Unired	(37)	—
Share capital increase Nexfibre (Note 8)	(30)	—
Others	(23)	(36)
Payments on investments in companies, net of cash and cash equivalents acquired	(155)	(59)
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.

Millions of euros	January - June 2025	January - June 2024 (*)
Collateral guarantees on derivatives	468	549
Legal deposits	4	2
Others	97	14
Proceeds on financial investments not included under cash equivalents	569	565
Collateral guarantees on derivatives	(909)	(479)
Others	(111)	(27)
Payments on financial investments not included under cash equivalents	(1,020)	(506)
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.

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Net cash flow used in financing activities
The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	January - June 2025	January - June 2024 (*)
Dividends paid to the shareholders of Telefónica, S.A. (**)	(852)	(864)
Payments to non-controlling interests of Telefónica Brasil, S.A.	(79)	(84)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	—	(17)
Others	—	(7)
Dividends paid (Note 15)	(931)	(972)
Return of the share premium of Compañía Mayorista de Fibra (see Note 15)	(118)	—
Share capital decrease Telefónica Brasil	(4)	—
Payments from share capital decrease with minority interests	(122)	—
Own shares purchase of Telefónica Brasil	(108)	(43)
Acquisition of Telefónica Deutschland Holding, A.G. shares (see Note 15)	—	(1,005)
Transactions with Telefónica, S.A.'s own shares (see Note 15)	(56)	(87)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(164)	(1,135)
Issuance of undated deeply subordinated securities	—	1,100
Acquisition of undated deeply subordinated securities	—	(1,097)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued	(188)	(203)
Operations with other equity holders (see Note 15)	(188)	(200)
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.
(**) This amount differs from that indicated in Note 15 because of withholding taxes deducted in the payment to certain shareholders in accordance with current legislation.

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Millions of euros	January - June 2025	January - June 2024 (*)
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Note 16)	1,750	1,750
Proceeds on issue of debentures and bonds, and other debts	1,750	1,750
Disposal bilateral loans of Telefónica, S.A. (see Note 16)	125	—
Issuance of promissory notes	300	388
Others	308	409
Proceeds on loans, borrowings and promissory notes	733	797
Repayments of debentures and bonds, and other debts	(1,127)	(1,082)
Amortization of financing of Telefónica, S.A.	(49)	(70)
Amortization of financing of Telefónica Germany	(83)	(83)
Amortization of financing of Telefónica Chile	(110)	—
Amortization of financing of Colombia Telecomunicaciones	(62)	—
Syndicated provision of Bluevia Fibra S.L.	(45)	—
Amortization of the loan Compañía Mayorista de Fibra, S.L.	(100)	—
Amortization of promissory notes	(54)	(126)
Others	(266)	(198)
Repayments of loans, borrowings and promissory notes	(769)	(477)
Lease principal payments (Note 21)	(1,167)	(1,053)
Financed spectrum licenses payments	(16)	(64)
Payments for investments in spectrum use licenses financed without explicit interest	(21)	(21)
Other financed operational payments	(10)	(4)
Financed operating payments and investments in property, plant and equipment and intangible assets payments (Note 16)	(47)	(89)
(*) Revised data to reflect the results of Telefónica Móviles Argentina, Telefónica del Perú, Otecel and Telefónica Móviles del Uruguay as discontinued operations (see Note 27) as well as the early application of the amendments to IAS 21 with retrospective effect to January 1, 2024.
Note 26. Other information
Litigation
With regard to ongoing litigation, the main developments in litigation reported in Note 29.a) to the consolidated annual financial statements for the year ended December 31, 2024, from that date to the date of authorization for issue of these interim financial statements are as follows:
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
In relation with this litigation on February 20, 2025 a hearing of closing arguments was held before the High Court of Prague.
On May 14, 2025, the judgment was notified, upholding the plaintiffs’ claim and ordering Telefónica to pay approximately 2,381 million Czech korunas (approximately 96 million euros based on the exchange rate as of June 30, 2025).
On May 30, 2025, an extraordinary appeal was filed before the Supreme Court against the aforementioned judgment, also requesting its suspension.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
In respect of this arbitration proceeding, the Republic of Colombia filed a request with the ICSID to annul and suspend the award on November 27, 2024. According to ICSID procedures, the request for a stay of enforcement in the annulment proceeding provisionally suspends the enforcement of the award until the new tribunal decides on the request within a maximum period of 30 days from its constitution. The account receivable associated with this award, amounting to 557 million U.S. dollars (475 million euros

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based on the exchange rate as of June 30, 2025), is recorded under "Short-term credits" (see Note 13).
On March 14, 2025, the tribunal that will rule on the annulment and suspension applications was constituted.
After the approval of the procedural calendar, on June 5, 2025, the Republic of Colombia submitted the Memorial requesting the suspension of enforcement.
Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica de Costa Rica
As regards of this lawsuit, the Appellate Division issued a decision and order upholding Telefónica’s entitlement to summary judgment on December 17, 2024, but decided that the Supreme Court had calculated the prejudgment interest incorrectly and reduced the amount to be awarded to Telefónica accordingly.
On January 21, 2025, Telefónica filed an appeal against the decision of the Appellate Division of the New York Supreme Court.
On May 22, 2025, the Court of Appeal ruled on the appeals filed by Millicom and Telefónica, completely dismissing Millicom’s appeal and partially upholding Telefónica’s appeal. In this favorable context for Telefónica, on July 4, 2025, the parties reached an agreement to settle the dispute.
ICSID Arbitration Telefónica, S.A. vs. Republic of Peru
The final hearing was held in the last weeks of February 2025.
After the final hearing held, on March 18, 2025, Telefónica filed a request for urgent injunctive relief together with a request for injunctive relief.
On March 24 and April 30, 2025, the Tribunal issued respective decisions regarding the requested for injunctive relief.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2013)
Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia in February 2020, after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed.
In May 2025, the Federal Regional Court of Brasília admitted Telefónica’s appeal and overturned the unfavorable judgment, fully upholding Telefónica’s claim. ANATEL filed a Motion for Clarification against this decision, that it is pending of resolution.
As of June 30, 2025, the amount under litigation was 926 million Brazilian reals (145 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
UK High Court claim by Phones 4 U Limited against various mobile network operators and other companies, among others, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited
Phones 4 U Limited (P4U) filed an appeal on April 10, 2024, before the Court of Appeal and the Defendants filed a response on June 28, 2024.
After the appeal hearing held from May 19 to 23, 2025, on July 11, 2025 the Court of Appeal completely dismissed P4U's appeal.
Commitments
The main developments with regard to commitments and information reported in this connection in Note 29.c) to the consolidated annual financial statements for the year ended December 31, 2024, from that date to the date of authorization for issue of these interim financial statements are as follows:
Contracts for the provision of IT services with Nabiax.
In June 2024, Asterion began a process to sell its 80% stake in Nabiax. In accordance with the rights held by Asterion under the Nabiax Shareholders Agreement, Asterion negotiated the conditions of the sale and also exercised its drag-along right over the 20% stake in Nabiax owned by Telefónica Infra. On November 7, 2024, a purchase and sale agreement for 100% of the share capital of Nabiax was signed with the investment fund Aermont Capital. Once the required regulatory approval was obtained, Telefónica Infra transferred its 20% stake in Nabiax on March 27, 2025 (see notes 23 and 27).
Nabiax continues to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019.
Agreement reached by Telefónica España Filiales and Vodafone ONO to incorporate a joint company for the commercialization of a fiber-to-the-home (FTTH) network.
Once the corresponding regulatory authorizations had been obtained and after the fulfilment of the remaining agreed conditions, on February 28, 2025, the transaction was completed, and the joint company’s resulting share capital (Compañía

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Mayorista de Fibra, S.L.) was divided between Telefónica Group (63%) and Vodafone España (37%). Telefónica Group’s 63% stake is held through Telefónica España Filiales (38%) and Telefónica Infra (25%) (see note 15).
Agreement reached by Telefónica Hispanoamérica and Millicom for the sale of their stake in Colombia Telecomunicaciones.
On March 12, 2025, Telefónica Hispanoamérica, S.A., a wholly owned subsidiary of Telefónica, S.A., reached an agreement to sell to Millicom Spain, S.L. all of the shares it holds in Colombia Telecomunicaciones S.A. E.S.P. BIC, representing 67.5% of its share capital, for an amount of 400 million U.S. dollars (approximately 341 million euros based on the exchange rate as of June 30, 2025), with the corresponding price being subject to the usual price adjustments for this type of transactions.
The closing of the transaction is subject to certain closing conditions, including obtaining the relevant regulatory approvals, and agreements with La Nación Ministerio de Hacienda y Crédito Público de la República de Colombia and Empresas Públicas de Medellín E.S.P. (see Note 2).
Agreement reached by Telefónica Hispanoamérica and Millicom for the sale of their stake in Telefónica Móviles Uruguay.
On May 21, 2025, Telefónica Hispanoamérica, S.A., a wholly-owned subsidiary of Telefónica, S.A., reached an agreement to sell to Millicom Spain, S.L. all of the shares it holds in Telefónica Móviles del Uruguay S.A., representing 100% of its share capital, for a transaction amount (firm value) for the company of 440 U.S. million dollars (approximately 375 million euros based on the exchange rate as of June 30, 2025), with the corresponding price being subject to the usual price adjustments for this type of transactions.
The closing of the transaction is subject to certain closing conditions, including obtaining the relevant regulatory approvals (see Note 2).
Agreement reached by Telefónica Hispanoamérica and Millicom for the sale of its stake in Otecel.
On June 13, 2025, Telefónica Hispanoamérica, S.A., a wholly owned subsidiary of Telefónica, S.A., reached an agreement to sell to Millicom Spain, S.L. all of the shares it holds in Otecel S.A. (Telefónica Ecuador), representing 100% of its share capital, for a transaction amount (firm value) for the company of 380 U.S. million dollars (approximately 324 million euros based on the exchange rate as of June 30, 2025), with the corresponding price being subject to the usual price adjustments for this type of transactions.
The closing of the transaction is subject to certain closing conditions, including obtaining the relevant regulatory approvals (see Note 2).

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Note 27. Non-current assets and disposal groups classified as held for sale and discontinued operations
The detail of non-current assets and disposal groups classified as held for sale and associated liabilities as of June 30, 2025 and December 31, 2024 are as follows:

	06/30/2025
Millions of euros	T. Uruguay	T. Ecuador
Intangible assets (Note 5)	91	61
Goodwill (Note 6)	21	70
Property, plant and equipment (Note 7)	86	186
Right of use (Note 21)	17	143
Other non-current assets	27	43
Receivables	42	49
Other current assets	37	189
Non-current assets and disposal groups classified as held for sale	320	741
Non-current liabilities	61	61
Other non-current liabilities	28	194
Current liabilities	48	150
Liabilities associated with non-current assets held for sale	137	404

Millions of euros	12/31/2024
Fiber optic assets in Peru	77
Property, plant and equipment	33
Others	44
Investment in Nabiax	58
Other assets	3
Non-current assets and disposal groups classified as held for sale	138
Liabilities associated with Fiber optic assets in Peru	33
Liabilities associated with non-current assets held for sale	33
Investment in Nabiax
After obtaining the required regulatory approval, Telefónica Infra transferred its 20% stake in Nabiax on March 27, 2025 (see Notes 23 and 26).
Sale of Telefónica Móviles Argentina
On February 24, 2025, TLH Holdco, S.L.U., a wholly-owned subsidiary of Telefónica, sold all of the shares it held in Telefónica Móviles Argentina S.A. to Telecom Argentina S.A. (see note 2).
Sale of Telefónica del Perú
On April 13, 2025, Telefónica Hispanoamérica, S.A., a wholly-owned subsidiary of Telefónica, sold all of the shares it held in Telefónica del Perú S.A.A., representing approximately 99.3% of its share capital, to Integra Tec International Inc. (see note 2).
Agreement for the sale of Telefónica Uruguay
On May 21, 2025, Telefónica Hispanoamérica, S.A. reached an agreement to sell to Millicom Spain, S.L. all of its shares in Telefónica Móviles del Uruguay S.A., representing 100% of its share capital (see note 2).
Agreement for the sale of Otecel (Telefónica Ecuador)
On June 13, 2025, Telefónica Hispanoamérica, S.A., a wholly-owned subsidiary of Telefónica, S.A., reached an agreement to sell all of its shares in Otecel, S.A., representing 100% of its share capital, to Millicom Spain, S.L. (see note 2).

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The following table shows a detail of the results of discontinued operations:

	January - June 2025
Millions of euros	T. Móviles Argentina (*)	T. Perú (*)	T. Uruguay	T. Ecuador	Total
Revenues	361	319	102	217	999
Other income	3	7	3	5	18
Supplies	(66)	(92)	(22)	(44)	(224)
Personnel expenses	(92)	(44)	(16)	(24)	(176)
Other expenses	(146)	(167)	(24)	(67)	(404)
EBITDA	59	23	43	87	212
Depreciation and amortization	(42)	(92)	(17)	(54)	(206)
OPERATING INCOME	17	(69)	26	33	6
Share of income (loss) of investment accounted for by the equity method	—	(1)	—	—	(1)
Net financial expense	3	(33)	(4)	(3)	(38)
PROFIT BEFORE TAX	19	(103)	21	30	(32)
Corporate income tax	(8)	29	(1)	(5)	14
PROFIT FOR THE PERIOD	11	(74)	20	25	(18)
Result of the transaction and recycling of other comprehensive income (Note 2)	(1,231)	(664)	—	—	(1,895)
PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS	(1,220)	(738)	20	25	(1,913)
(*) The consolidated income statement of the Telefónica Group includes the results of Telefónica Móviles Argentina until February 24, 2025 and Telefónica del Perú until April 13, 2025 (see Note 2).

	January - June 2024
Millions of euros	T. Móviles Argentina	T. Perú	T. Uruguay	T. Ecuador	Total
Revenues	920	650	111	216	1,897
Other income	15	15	3	3	35
Supplies	(178)	(171)	(24)	(39)	(412)
Personnel expenses	(250)	(83)	(18)	(22)	(373)
Other expenses	(376)	(311)	(24)	(76)	(787)
EBITDA	130	100	47	81	359
Depreciation and amortization	(184)	(174)	(19)	(53)	(431)
OPERATING INCOME	(54)	(74)	28	28	(72)
Share of income (loss) of investment accounted for by the equity method	—	(1)	—	—	(1)
Net financial expense	57	(72)	(7)	(12)	(33)
PROFIT BEFORE TAX	2	(146)	21	16	(106)
Corporate income tax	11	21	(4)	(10)	18
PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS	13	(125)	17	6	(88)

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The detail of the cash flow from discontinued operations is as follows:

	January - June 2025
Millions euros	T. Móviles Argentina	T. Perú	T. Uruguay	T. Ecuador	Total
Net cash flow by operating activities from discontinued operations	45	(83)	36	65	62
Net cash flow used in investing activities from discontinued operations	(29)	(58)	(12)	(127)	(226)
Net cash used in financing activities from discontinued operations	(6)	(28)	(4)	(49)	(88)
NET CASH FLOW FROM DISCONTINUED OPERATIONS	9	(169)	19	(111)	(251)

	January - June 2024
Millions euros	T. Móviles Argentina	T. Perú	T. Uruguay	T. Ecuador	Total
Net cash flow by operating activities from discontinued operations	199	(256)	44	69	57
Net cash flow used in investing activities from discontinued operations	(186)	(102)	(23)	(63)	(374)
Net cash used in financing activities from discontinued operations	(31)	200	(15)	3	157
NET CASH FLOW FROM DISCONTINUED OPERATIONS	(17)	(158)	6	9	(161)
Note 28. Events after the reporting period
•On June 24, 2025, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Emisiones, S.A.U., launched under its EMTN Programme an issuance of notes guaranteed by Telefónica, S.A. in a principal amount of 130 million Swiss francs (equivalent to 139 million euros). This issue, due on July 8, 2032, pays an annual coupon of 1.3275% and was issued at par. The settlement of the issuance took place on July 8, 2025.
•On July 7, 2025, O2 Telefónica Deutschland Finanzierungs GmbH redeemed 600 million euros of its notes issued on July 5, 2018.
•On July 7, 2025, Telefónica Móviles Chile, S.A. made an early repayment of its bilateral loan for 129 million dollars (approximately 110 million euros), signed on August 22, 2023 and originally scheduled to mature in 2026.
•On July 12, 2025, Telefónica Brasil, S.A. redeemed 1,500 million Brazilian reais (equivalent to 234 million euros) of its debentures issued on July 12, 2022.

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Note 29. Additional note for English translation
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I. Changes in the consolidation scope
The main changes in the consolidation scope taking place in the first half of 2025 were as follows:
Telefónica Spain
On February 28, 2025, once the corresponding regulatory authorizations were obtained and after the fulfillment of the remaining agreed conditions, the transaction was completed between Telefónica España Filiales, S.A.U. and Vodafone ONO, S.A.U. to incorporate a joint company, Compañía Mayorista de Fibra, S.L., for the commercialization of a fiber to the home. The company’s resulting share capital is divided between Telefónica Group (63%) and Vodafone España (37%).
Telefónica Hispam

On February 24, 2025, TLH Holdco, S.L.U., a wholly-owned subsidiary of Telefónica, sold all of the shares it held in Telefónica Móviles Argentina S.A., representing 99.999625% of its share capital and all of the share capital of its operations in Argentina, to Telecom Argentina S.A. (see Note 2).

On April 13, 2025, Telefónica Hispanoamérica, S.A., a wholly-owned subsidiary of Telefónica, sold all of the shares it held in Telefónica del Perú S.A.A., representing approximately 99.3% of its share capital, to Integra Tec International Inc. (see Note 2).
Appendix II. Key regulatory issues
With regard to the main regulatory aspects, and in relation to the information in this respect included in Appendix VI to the consolidated financial statements for the year ended 31 December 2024, the following significant events that have occurred since that date and up to the preparation of these interim financial statements are disclosed:
European Union
As regards of the Roaming Regulation, Article 21 of the regulation provides that the European Commission (EC) has to assess market developments and, after consulting BEREC, submit a report to the European Parliament and the Council, followed, if appropriate, by a legislative proposal to amend this Regulation by June 30, 2025. On June 23, 2025, the Commission submitted a report to the Parliament and the Council on the review of the roaming market. The review confirms that the Roam Like at Home regime remains effective and while some improvements are suggested, no amendments to the current regulation are proposed. Its core principles are expected to be extended to additional countries, in particular Ukraine and Moldova. In this regard, on June 17, 2025, the EC recommended to the Council to decide on signing the respective changes to the agreements extending the EU/EEA roaming rules to Ukraine, starting 01.01.2026. The next step is the approval of the Recommendation by the Council.
As regards to the European Electronic Communications Code, Article 122 of the Code provides that the European Commission shall review the functioning of this Directive and report to the
European Parliament and to the Council and shall review also the scope of the Universal Service. On June 6, 2025, the EC published a Call for Evidence for an initiative titled “Digital Networks Act” that will be accompanied by the review and evaluation of the Code and related legal acts, is an opportunity to adequate, simplify and further harmonise the legal framework in view of current markets and EU status quo. The adoption of this legal initiative by the Commission is expected by the fourth quarter of 2025.
As regards to online piracy of live content, the Commission launched a Call for Evidence to assess the Recommendation’s effectiveness and determine whether further legislative or regulatory measures are needed that closed June 4. The assessment deadline is November 17, 2025.
In terms of Geo – blocking Regulation, the European Commission published on February 11, 2025 a Call for Evidence, inviting stakeholders to share their views on the implementation of the Geo – blocking Regulation that closed March 11, 2025.
Following the Call for Evidence, the Commission launched a public consultation in the second quarter of 2025. Then, the EU executive plans to report on the evaluation in the fourth quarter of 2025.
As regards audiovisual regulation (AVMS), in May 2025, the Council adopted some conclusions and mainly recommended that the Commission and/or the member states look at whether rules effectively protect users on video-sharing platforms, if the interplay between the directive and the Digital Services Act on the protection of minors is coherent,

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and if enhancing the prominence of services of general interest can help improve access to pluralistic media. The review will take place between 2025/ 2026.
The AI Act Regulation (EU)2024/1689 of June 13, 2024, is the first global rule on AI that will set a global standard for AI regulation.
In August 2026, developers of high-risk AI applications will have to comply with a series of requirements under the EU’s AI Act. To do so, companies need technical standards.
Industries should be aware of these standards one year before they begin to comply with the requirements. The work on these standards supposed to be finalized at the end of August this year. But if this work is not wrapped up by late August, Ms. Virkkunen announced that cannot be excluded that these obligations could be postponed. While, also in August, companies that develop generative AI models will be required to start complying with a series of regulations.
The new European Commission announced the withdrawal of the ePrivacy Regulation Proposal, as is outdated in view of some recent legislation in both the technological and the legislative landscape.
European Commission could repeal the old ePrivacy Directive, splitting only the still relevant provisions into other currently ongoing legislative processes.
In July 2024 the European Commission published its second report on the implementation of the GDPR.
The Report states that GDPR continues to ensure strong protection for data subjects and risk-based obligations for controllers and processors and identifies some priority areas to improve the application of the GDPR, especially the need for consistent interpretation and enforcement of GDPR.
In May 2025, European Commission has started with a “limited” simplification exercise with focus on Article 30.5. GDPR (with a Proposal for simplifying GDPR’s record-keeping obligations for organizations below 750 employees). Then a broader simplification exercise will follow with the objective to ensure that GDPR is not a barrier for EU companies to innovate and to be competitive.
Spain
In May 2025, the CNMC submitted to public consultation its proposal for a market analysis deregulating the call termination market on fixed networks. The final resolution is expected to take place before the end of 2025.
In January 2025, the CNMC approved a modification to the economic replicability methodology for Telefónica's retail broadband offers, which came into force in February 2025, following its publication in the Official State Gazette. The modifications introduced simplify the methodology, defining a higher level of grouping in flagship products when determining replicability, and eliminating restrictions when configuring promotional actions, as well as the obligations of prior notification of the launch of new products and promotions.
In June 2025, the CNMC submitted to the European Commission its proposal for market analysis 1/2020 and 3b/2014, which proposes the deregulation of the obligations to access Telefónica's fiber network, as well as the associated obligations such as economic replicability. The final resolution is expected to take place at the end of July 2025.
In December 2024, the CNMC published a public consultation with the definition and analysis of a new relevant market for access to physical infrastructures, maintaining the existing obligations of regulated access to Telefónica's civil infrastructures with cost-oriented prices and under conditions of transparency and non-discrimination existing in the scope of market 1/2020.
Subsequently, Telefónica submitted to the CNMC a proposal for commitments to maintain the procedures, deadlines, quotas and information in exchange for replacing the obligation of cost-oriented prices with reasonable market prices. The CNMC has submitted the commitments to public consultation, and it is foreseeable that their validation will take place in the second half of 2025. The final resolution of the market analysis is expected to take place at the end of 2025.
Germany
In March 2025, the Bundesnetzagentur (“BNetzA”) published a decision on the extension of the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025. The decision provides for the existing frequency usage rights in the above-mentioned frequency ranges, to be extended upon request for a transitional period of five years. The extension of the usage rights is accompanied by obligations for the further deployment of mobile networks, particularly in rural areas and along transport routes. There would also be a requirement to negotiate with mobile virtual network operators ("MVNOs") on the purchase of wholesale mobile services as well as an obligation to negotiate national roaming and a co-operative shared frequency usage below 1 GHz with 1&1 Mobilfunk GmbH (“1&1”). Finally, an obligation is imposed to extend the existing 2.6 GHz spectrum lease arrangement between

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Telefónica and 1&1 during the extension period. In June 2025, the BNetzA has extended Telefónica's frequency usage rights as requested.
As part of a second set of actions, a larger procedural framework is expected to be established for utilization from 2031 onwards, including with respect to rights of use and new frequency ranges that expire in 2033 or become newly available for mobile communications in the coming years. A decision on this set of actions is planned for 2028.
UK
In relation to wholesale price regulation, the MTR as of 1 April 2025 is 0.487 ppm. Likewise, the FTR as of 1 April 2025 is 0.0365 ppm.
Following the clearance of the merger between Vodafone UK and Three UK, the Office of Communications ("Ofcom") has confirmed that it will hold an auction for 26 GHz and 40 GHz bands in the third quarter of 2025.
VMO2 and Vodafone notified Ofcom of a series of spectrum trades that were agreed between the parties during the Vodafone/Three merger process. When approved and following a process of defragmentation of certain bands, this will lead to a net transfer to VMO2 of 78.8MHz of useable spectrum, comprising 20MHz (1400MHz), 18.8MHz (2100MHz), 25MHz (2600MHz including a 5MHz guardband) and 20MHz (3500MHz).
Brazil
ANATEL approved on February 8, 2021, Resolution 741/2021 which sets the regulation for the transition from the existing concession regime to a new authorization model for the provision of fixed commuted telephony services (“STFC”).
On December 16, 2024, Telefônica Brasil, ANATEL, the Brazilian Federal Court of Accounts and the Brazilian Ministry of Communications signed an agreement on the terms and conditions for the adaptation of the STFC concession contracts to an authorization instrument (the “Self-Composition Agreement”).
On April 11, 2025, Telefónica Brasil signed the unified authorization term with ANATEL, that compiles all previous licenses into one single title, finalizing the migration to the authorization regime.
ANATEL recently detailed plans to promote new auctions in the coming years. More specifically, a new auction announcement for unassigned spectrum in the 700 MHz band should be published by the end of 2025. Furthermore, the Agency conducted a public consultation until April 7, 2025, about a long-term schedule for spectrum auctions. This proposal includes frequencies in multiple bands for awards in the short (2026–2028), medium (2029–2032) and long term (2032–2036). Final approval of the spectrum auction schedule is expected in the second half of 2026, as indicated in ANATEL’s regulatory agenda.
On the other hand, in relation to Resolution 694, dated July 17, 2018, issued by ANATEL, the VU-M values (in Brazilian reals, net of taxes and social contributions) applicable to Telefónica for 2025 are as follows: (i) Region I: 0.01503; (ii) Region 2: 0.01650; and (iii) Region 3: 0.01779, without prejudice to Telefónica reaching an agreement for higher values with other operators.
On November 6, 2023, ANATEL also submitted for Public Consultation a revision of the Spectrum Use Regulation (RUE), where it also proposed measures to expand the use of spectrum, mainly through greater flexibility of secondary authorizations (not derived from spectrum auctions). The approval of the RUE is expected in the second half of 2025, according to ANATEL’s regulatory agenda.
Mexico
As of the constitutional reform published on December 20, 2024, and the secondary laws approved during the extraordinary legislative period carried out between June 23 and July 3, 2025, a significant regulatory transformation has taken place. The extinction of the Federal Telecommunications Institute (IFT) and the creation of the Digital Transformation and Telecommunications Agency (ATDT), the Telecommunications Regulatory Commission (CRT) and the National Antitrust Commission (CNA) redistribute key regulatory functions for the sector, such as spectrum regulation and competition oversight.
Among the new provisions are the mandatory registration of mobile users (including the capture of identification data and, in the case of foreigners, passport data), open interconnection and mandatory roaming between concessionaires, the prohibition of exclusive marketing agreements, the obligation of zero-rating for public sites and services, the mandatory delivery of unlocked equipment and shared access to active and passive infrastructure. Likewise, the preponderance regime is maintained, while penalties are strengthened with fines that may reach up to 3% of revenues in case of violations to the general rights of users or specific rights of users with disabilities. In this regard, operators are required to make immediate adjustments to their regulatory compliance processes and strategies to meet the new obligations and operating conditions.

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Chile
The new decree fixing mobile termination rates, which imposes its application retroactively from January 27, 2024, was finally published on March 28, 2025, more than a year after its entry into force.
On the other hand, fixed termination tariffs will be determined based on a new tariff process initiated under the new Law No. 21,637, pending only the issuance of the new tariff decree. Until then, the same tariffs in force since 2019 will continue to apply.
As from February 2025, the changes to the portability process began to apply, extending from 60 to 120 days the minimum term for a new portability and requiring the payment of the last bill issued. From that same month, the requirement of biometric authentication for the contracting of telecommunications services came into effect.
Colombia
In February 2024, Telefónica and Millicom entered into an agreement to create UNIRED, an independent company for the deployment and operation of a single access network, and also created a Temporary Union to cede to it all spectrum permits until reaching the maximum of 140 MHz notified to the Competition authority, SIC - Superintendencia de Industria y Comercio (Superintendence of Industry and Commerce).
As a result of the above mentioned agreements, in addition to the assignment of 20 MHz in the 700 MHz band by Millicom on December 13, 2024, the MINTIC has authorized, in the first semester of 2025, the assignment in favor of the Temporary Union, of
•40 MHz in the 1900 MHz band, by Millicom, on June 17, 2025
•15 MHz in the 1900 MHz band, by Telefónica, on June 26, 2025.
On December 19, 2024, Millicom and Telefónica signed a non-binding agreement and filed with the SIC a request for pre-evaluation of a transaction, consisting of the possible acquisition by Millicom Spain of Telefónica Hispanoamérica's shareholding in Colombia Telecomunicaciones. In March 2025 the situation evolved into a binding agreement. At the end of June of this year, the transaction was undergoing phase 2 analysis at the SIC.
In other matters handled by the Communications Regulatory Commission:
•Resolution 7684 was issued with the measures adopted in phase 2 of study of mobile services markets:
◦Prohibits the recovery of ported customers; network operators may not contact ported users for 3 months; does not apply to MVNOs.
◦Requires network operators to perform mobile data service quality measurements on automatic national roaming.
◦Requires operators to guarantee the updating of data for the portability of prepaid customers.
◦Establishes the obligation to process postpaid plan modifications by digital means.
•As of May 1, 2025, the Sender Keeps All scheme is applied: each provider keeps the value paid by its users for calls and SMS. In the event of traffic imbalances, operators may agree on compensation mechanisms and if they fail to reach an agreement, they may go to the CRC to resolve the dispute. For these purposes, the proportion of a provider's incoming traffic, with respect to the total bilateral traffic, outside the interval between 45% and 55%, a difference of more than 5% of the break-even point, will be recognized as a compensable imbalance.
With Resolution 7713, the CRC reduced termination charges in fixed networks.
In June 2025, the Constitutional Court issued a press release declaring Zero-Rating practices unconstitutional. The decision will take effect one year after the ruling is published.
Ecuador
The concession contract for the Advanced Mobile Service and the essential frequency bands (25 MHz in 850 MHz and 60 MHz in 1900 MHz) has been extended as of December 1, 2023 because, despite the completion of the regulated renewal process between the company and the Telecommunications Regulation and Control Agency (ARCOTEL), it was suspended by ARCOTEL due to the fact that the Ministry of Economy and Finance (MEF) did not issue the sustainability and fiscal risk reports requested by the agency.
On another matter, on June 11, 2025, the National Assembly reformed the Organic Law of Telecommunications (LOT) exempting state or municipal operators from paying all regulatory charges: fees for the assignment of the enabling title, fees for the assignment of radio electric spectrum, monthly payment of fees for the use of the spectrum and the contribution of 1% of the revenues for

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universal service, generating an evident affectation to free competition. This reform to the LOT also establishes the possibility of executing connectivity projects in prioritized areas established by the Ministry of Telecommunications (MINTEL) charged to the universal service fund, provided that the MEF allocates the corresponding resources.
On June 13, 2025, Telefónica announced the sale of 100% of its operation to Millicom Spain (see notes 2 and 26). The acquisition requires, in accordance with the applicable regulations, the approval of the Superintendencia de Competencia Económica and, subsequently, ARCOTEL must approve the transfer of the enabling title.

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Interim Consolidated Management Report
Telefónica Group
The results of the first semester of 2025 continued to progress and execute our strategy, with focus on customer, operational and technology excellence. All under a strict financial discipline and industrial rational, and with the aim to create value for all Telefonica's stakeholders.

Telefónica continues to deliver a steady performance, showing resilience and consistency, despite mixed regional dynamics in an uncertain economic context. The financial results of the first semester of 2025 are negatively affected by depreciation of Latin American currencies vs. euro (in particular the Brazilian real). Excluding this effect, Group revenue and EBITDA continued to grow and EBITDAaL-CapEx was stable compared to the first semester of 2024.

Telefónica’s total accesses are 348.6 million as of June 30, 2025. Accesses base decreased by 0.2% year-on-year, mainly due to the worse performance in contract accesses in Telefónica Germany (considering the model change and excluding the customers of 1&1, Drillisch and customers under the National Roaming agreement between Telefónica Germany and 1&1), the prepay in Telefónica Brazil, Telefónica Chile and Telefónica Mexico, not offset by the increase in IoT accesses in Telefónica Spain and contract accesses in Telefónica Brazil.
The below table shows the evolution of Group accesses in the first half of 2025 compared to the first half of 2024:

Accesses
Thousands of accesses	2024	2025	%Reported YoY
Fixed telephony accesses (1)	22,265	20,599	(7.5%)
Broadband	23,967	24,718	3.1%
UBB	22,742	23,817	4.7%
FTTH	14,837	16,085	8.4%
Mobile accesses	267,075	265,509	(0.6%)
Prepay	108,471	100,482	(7.4%)
Contract	118,780	117,895	(0.7%)
IoT	39,824	47,132	18.4%
Pay TV	8,866	8,754	(1.3%)
Retail Accesses	322,313	319,641	(0.8%)
Wholesale Accesses	27,004	28,948	7.2%
Fixed wholesale accesses	3,491	3,754	7.5%
Mobile wholesale accesses	23,513	25,194	7.1%
Total Accesses	349,316	348,589	(0.2%)
Notes:
(1) Includes fixed wireless and VoIP accesses.

The Group's strategy is based on capturing high value customers in the markets in which it operates.
Mobile accesses totaled 265.5 million as of June 30, 2025, down 0.6% compared to June 2024, mainly due to the worse performance in contract accesses in Telefónica Germany, the prepay in Telefónica Brazil, Telefónica Chile and Telefónica Mexico, not offset by the increase in IoT accesses in Telefónica Spain and contract accesses in Telefónica Brazil. Postpaid accesses represented 54.0% of the mobile accesses excluding IoT (+1.7 p.p.) year-on-year.
Fixed broadband accesses stood at 24.7 million at June 30, 2025, up 3.1% year-on-year. Retail fiber (FTTH) accesses stood at 16.1 million at June 30, 2025, growing by 8.4% compared to June 30, 2024.
Pay TV accesses totaled 8.8 million as of June 30, 2025, down 1.3% year-on-year.
Consolidated results

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In this section, we discuss the variations in the Group’s consolidated income statements for the first half of 2025 and 2024:

	First half		Variation
Consolidated Results	2024	2025	2025 vs 2024
Millions of euros	Total	Total	Total	%
Revenues	18,634	18,013	(622)	(3.3%)
Other income	534	684	150	28.1%
Supplies	(6,086)	(6,166)	(80)	1.3%
Personnel expenses	(2,532)	(2,561)	(29)	1.2%
Other expenses	(4,399)	(4,074)	324	(7.4%)
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)	6,151	5,895	(256)	(4.2%)
Depreciation and amortization	(3,943)	(3,786)	157	(4.0%)
Rights of use amortization	(1,033)	(1,059)	(26)	2.5%
Amortization of intangible assets, depreciation of property, plant and equipment	(2,911)	(2,728)	183	(6.3%)
OPERATING INCOME	2,208	2,109	(99)	(4.5%)
Share of (loss) income of investments accounted for by the equity method	19	(299)	(318)	c.s.
Net financial expense	(874)	(787)	87	(10.0%)
(LOSS) PROFIT BEFORE TAX	1,353	1,023	(330)	(24.4%)
Corporate income tax	(221)	(396)	(175)	79.1%
Profit after tax from continuing operations	1,132	627	(505)	(44.6%)
Profit after tax from discontinued operations	(88)	(1,913)	(1,825)	n.s.
(LOSS) PROFIT FOR THE PERIOD	1,044	(1,286)	(2,330)	c.s.
Attributable to equity holders of the Parent	950	(1,355)	(2,305)	n.s.
Attributable to non-controlling interests	94	69	(25)	c.s.
c.s.: change of sign

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The following table details the reconciliation between EBITDA, EBITDAaL and EBITDAaL-CapEx ex spectrum, with the Telefónica Group's Profit for the period for the half-year periods ended June 30, 2025 and 2024:

Millions of euros	January - June 2024	January - June 2025
Profit for the period	1,044	(1,286)
Profit for the period from discontinued operations	88	1,913
Profit for the period from continued operation	1,132	627
Corporate income tax	221	396
Profit before taxes	1,353	1,023
Net financial expense	874	787
Share of income (loss) of investments accounted for the equity method	(19)	299
Operating income	2,208	2,109
Depreciation and amortization	3,943	3,786
EBITDA	6,151	5,895
Leases amortization (Note 21)	(1,033)	(1,059)
Financial expenses on lease liabilities (Note 21)	(230)	(226)
Operating income before depreciation and amortization and after leases (EBITDAaL)	4,889	4,611
Capital expenditures in intangible assets (Note 5)	749	954
Capital expenditures in property, plant and equipment (Note 7)	1,460	1,275
CapEx	2,209	2,229
Spectrum acquisitions (Note 5)	(61)	(227)
CapEx excluding spectrum acquisitions	2,148	2,003
EBITDAaL - CapEx excluding spectrum acquisitions	2,741	2,608

Results discussion
Revenues totaled 18,013 million euros in the first half of 2025, down 3.3% year-on-year compared to the first half of 2024, negatively affected by depreciation of Latin American currencies vs. euro (in particular the Brazilian real). Excluding this effect, revenues would increase thanks to service revenues good performance driven by higher B2B revenues in Telefónica Brazil and Telefónica Spain.
Other income mainly includes work on fixed assets and gains on disposal of assets. In the first half of 2025, other income amounted to 684 million, up 28.1% year-on-year compared to first half of 2024. The year-on-year increase was driven mainly by capital gain related with the sale of 20% stake in Nabiax (data center business) with an impact of 95 million million euros.
Supplies amounted to 6,166 million euros in the first semester of 2025, up 1.3% year-on-year, mainly as a result of higher costs in Telefónica Spain due to higher costs associated with IT-related activity (including digitalization projects by B2B customers) and
Telefónica Germany, mainly reflecting higher Fixed Broad Band cost of sales on the back of higher Fixed Broad Band revenues.
Personnel expenses amounted to 2,561 million euros in the first semester of 2025, up by 1.2% year-on-year, due to higher Personnel costs in Telefónica Germany, reflecting a general pay rise (+2.25% as of December 2024) in combination with a slightly higher average headcount base y-o-y.
The average headcount for continuing operations was 84,885 employees in the first six months of 2025, decreasing by 1.6% compared to the same period of 2024.
Other expenses amounted to 4,074 million euros in the first semester of 2025, down 7.4% year-on-year showing savings in all segments.
As a result of the lower revenues, EBITDA totaled 5,895 million euros in the first half of 2025, down 4.2% year-on-year compared to the first half of 2024. This

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decline is negatively impacted by the depreciation of Latin American currencies (particularly the Brazilian real) against the euro, although excluding this effect, EBITDA would increase thanks to the positive revenue performance mentioned above.
Depreciation and amortization amounts to 3.786 million euros in the first half of 2025, decrease 4.0% compared to the first half of 2024, mainly due to the effect of fully amortized assets in Spain and Germany, as well as the exchange rate effect in Brazil.
Operating Income for the first half of 2025 totaled 2,109 million euros down 4.5% year-on-year compared to the first half of 2024, due to lower revenues strongly affected by the depreciation of Latin American currencies vs. euro (in particular the Brazilian real), despite of lower expenses and depreciation and amortization (-4.0%).
EBITDAaL in the first half of 2025 totaled 4,611 million euros, down 5.7% year-on-year compared to the first half of 2024, baked by the EBITDA growth explained above and higher costs associated with operating leases in 2025.
Share of profit/loss of investments accounted for by the equity method in the first half of 2025 was negative by 299 million euros (positive by 19 million euros in the first half of 2024) mainly due to lower results of VMO2.
Net financial expenses in the first half of 2025 amounted to 787 million euros, decreasing by 87 million euros y-o-y in the same period of 2024 mainly due to cost containment in Europe.
Corporate income tax expense amounted to 396 million euros in the first half of 2025, compared to 221 in the same period of 2024. The increase is mainly attributable to the effects of the reversal of deferred tax assets in Spain and Germany.
Profit attributable to non-controlling interests amounted to 69 million euros in the first half of 2025 (94 million euros in the same period of 2024). The variation is mainly due higher negative results attributable to Coltel.
The profit after tax from continuing operations in the first half of 2025 amounted to 627 million euros (1,132 million euros in the same period of 2024).
The profit after tax from discontinued operations in the first half of 2025 was negative by 1,913 million euros, including mainly the impact of the recycling of translation differences to results of Telefónica Móviles Argentina and Telefónica del Perú, as well as the capital loss from the sale of Telefónica del Perú.
As a result, Profit for the period attributable to equity holders of the Parent Company for the first half of 2025 is negative by 1,355 million euros (a profit of 950 million euros in the first half of 2024).
Basic earnings per share is negative by 0.26 euros in the first six months of 2025. Basic net earnings per share from continuing operations in the first six months of 2025 amounted to 0.08 euros (0.16 euros for the same period in 2024), and from discontinued operations was negative by 0.34 euros in the first half of 2025 (negative by 0.02 euros for the same period in 2024).
CapEx totaled 2,229 million euros in the first half of 2025, up 0.9% year-on-year due to spectrum purchases in the first half of 2025 mainly in Telefónica Germany (207 million euros). Excluding spectrum purchases (227 million euros in the first semester of 2025 vs 61 million euros in the first six months of 2024), CapEx would decrease by 6.8% y-o-y.
EBITDAaL-CapEx ex spectrum stood at 2,608 million euros in the first half of 2025, down 4.8% year-on-year compared to the first half of 2024, baked by the EBITDAaL decrease explained above not offset by CapEx ex spectrum reduction.

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Segment results
TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain of the first half of 2025 compared to the first half of 2024:

ACCESSES
Thousands of accesses	2024	2025	%Reported YoY
Fixed telephony accesses	7,860	7,705	(2.0%)
Broadband	5,964	6,088	2.1%
Mobile accesses	20,353	24,914	22.4%
Prepay	549	491	(10.5%)
Contract	15,335	15,753	2.7%
IoT	4,469	8,670	94.0%
Pay TV	3,455	3,675	6.4%
Retail Accesses	37,632	42,381	12.6%
Wholesale Accesses	3,491	3,753	7.5%
Total Accesses	41,123	46,135	12.2%
During the first semester of 2025, Telefonica España maintains the good momentum from 2024 and reaffirms its recovery with year-on-year growth in both, accesses and main financial indicators.
To highlight the launching of a new model of customer service in June 2025 called “Movistar por ti”, offering personalized solutions in a single call with a single interlocutor, simplifying processes by reducing paperwork, speeding up resolution, and providing continuous customer support. Furthermore, Movistar customer loyalty is rewarded with enhanced features such as on/off fiber for second residences, MultiSIM service, higher mobile speed, and greater fraud protection at no additional cost.
Additionally, Telefónica Spain has become the first commercial brand in the Spanish telecommunications market to offer all its customers the latest advances in Artificial Intelligence, allowing them to enjoy Perplexity Pro, the advanced AI-powered response engine, for 12 months.
We also highlight that Telefónica Spain has been a pioneer in offering all its Movistar contract customers the possibility of fully managing their eSIM digitally without cost.
Regarding O2, it continues to evolve its portfolio with new tariffs that include more TV options and greater communication capabilities.
Finally, in the Business segment, the good use of European recovery funds continues to drive TI sales, and the agreement with Siemens stands out, as they jointly promote the digitalization and automation of the industry in Spain to boost its digital transformation.
In June 2025, 5G coverage of the population of Spain reaches 94%, which improves user experience and allows enterprises to implement advanced mobile connectivity services.
Additionally, to highlight that Movistar Prosegur Alarmas: the joint venture of Prosegur and Telefónica Spain, reached 579 thousand customers as of June 30, 2025, up by 12.8% y-o-y.
Telefónica Spain had 46.1 million accesses as of June 30, 2025, an increasing of 12.2% as compared to June 30, 2024, driven by the positive evolution of mobile accesses, mainly due to the high contribution of new IoT lines.
The convergent offer (residential and SMEs) had a customer base of 4.6 million customers as of June 30, 2025, an increase of 0.8% y-o-y.
Retail fixed accesses totaled 7.7 million and decreased 2.0% as compared to June 30, 2024, with a net loss of 70.0 thousand accesses in the first half of 2025.
Retail broadband accesses totaled 6.1 million (+2.1% y-o-y), with net adds of 67.3 thousand accesses during the first half of 2025. At June 30, 2025, fiber deployment reached 31.1 million premises, 873 thousand more than at June 30, 2024.

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Total retail mobile accesses stood at 24.9 million as of June 30, 2025, an increase of 22.4% as compared to June 30, 2024 mainly as a result of an increase of IoT accesses base (+94.0% y-o-y), together with increases in mobile contract accesses (+2.7% y-o-y).
Pay TV accesses reached 3.7 million at June 30, 2025, increasing 6.4% year-on-year.
Wholesale accesses stood at 3.8 million at June 30, 2025, up 7.5% year-on-year.
The table below shows the evolution of results in Telefónica Spain’s of the first half of 2025 compared to the first half of 2024:

Millones de Euros
TELEFÓNICA ESPAÑA	January - June 2024	January- June 2025	% Reported YoY
Revenues	6,245	6,356	1.8%
Mobile handset revenues	242	293	21,0%
Revenues ex-mobile handset mobile	6,003	6,063	1.0%
Retail	4,960	5,078	2.4%
Wholesale and Other	1,043	985	(5.6%)
Other income	225	262	16.8%
Supplies	(2,534)	(2,731)	7.8%
Personnel expenses	(868)	(831)	(4.2%)
Other expenses	(836)	(803)	(4.0%)
EBITDA	2,231	2,254	1.0%
Depreciation and amortization	(1,109)	(1,033)	(6.9%)
Operating Income	1,123	1,221	8.7%
Rights of use amortization	(287)	(294)	2.6%
Lease interest expenses	(28)	(22)	(21.0%)
EBITDAaL	1,917	1,937	1.1%
Results discussion
Revenues in the first half of 2025 amounted to 6,356 million euros, growing 1.8% y-o-y. This trend was supported by TI good revenue evolution due to the higher demand for digitalization projects in the B2B segment. The evolution of revenues excluding mobile handset sales is described below:
•Retail revenues (5,078 million euros in the first half of 2025) increased by 2.4% year-on-year, driven by the repositioning of tariffs of Movistar's brand in mid January, the higher customer base and IT revenue growth.
•Wholesale and other revenues (985 million euros in the first half of 2025) decreased by 5.6% year-on-year, mainly due to the impact of new wholesale agreements signed in 2024, which assures revenues, predictability and sustainability for the long term by extending the length of the partnerships and also due to the international fixed traffic decline. Additionally, Other revenues evolution is impacted by the non-linearity of this type of revenues.
EBITDA reached 2,254 million euros in the first half of 2025, a year-on-year increase of 1.0%.
Depreciation and amortization amounted to 1,033 million euros in the first half of 2025, decreasing by 6.9% year-on-year, mainly due to the effect of fully amortized assets in 2024.
Operating Income amounted to 1,221 million euros in the first half of 2025, a year-on-year increase of 8.7%. The year-on-year evolution is driven by higher revenues, cost efficiencies and lower depreciation and amortization.

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VMO2
In accordance with applicable accounting standards, Telefónica's share in the results of VMO2, our 50:50 joint venture with Liberty Global Plc in the United Kingdom, is presented in a single line of the income statement, “Share of (loss) income of investments accounted for by the equity method”. However, the VMO2 segment information included in this section is presented using management criteria and shows 100% of VMO2's results; Telefónica’s actual percentage ownership of VMO2 is 50%.
More than four years after the formation of VMO2, the company continues to integrate and innovate while investing heavily to expand and upgrade its fiber and 5G networks to provide the highest quality connectivity to more regions of the country.
VMO2’s full fibre footprint reached the milestone of 7 million premises at June, 30, 2025, through a combination of its existing fibre footprint, progress in the fibre upgrade activity, and as the anchor tenant and build supplier of the nexfibre network. Total serviceable footprint grew by 280 thousand homes in the first half of 2025, principally through the construction on behalf of Nexfibre.
The rollout of 5G Standalone continued, with outdoor 5G coverage now reaching almost two thirds of the UK population (65%) following the switch on of next generation 5G Standalone in the first half of 2024. The company is on track to bring 5G to all populated areas by the end of 2030, while continuing to invest in increasing mobile network capacity and improving rural connectivity.
VMO2 and Vodafone UK agreed a spectrum transfer deal worth 343 million pound sterling, following the completion of the merger between Vodafone UK and Three UK. Through the deal, VMO2 is set to acquire 78.8 MHz of spectrum, bringing the operator’s total spectrum holding to approximately 30% of UK mobile spectrum. The transfer is part of a wider deal struck between VMO2 and Vodafone UK in July 2024 where the parties agreed to extend and enhance their existing mobile network sharing arrangement for more than a decade, and, following the completion of their merger Vodafone Three will now participate in that network sharing agreement.
On May 2025, VMO2 and Daisy Group announced plans to merge their complementary direct B2B operations to create a major new force in the UK business communications and IT sector. The company will be supported by fixed and mobile connectivity wholesale agreements with VMO2, and supplier arrangements with Telefónica and Liberty Global to leverage high-growth products and services from across the portfolio of those wider shareholder groups. Transaction expected to close in the second half of 2025, subject to customary regulatory approvals.

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The following table shows the evolution of VMO2 accesses in the first half of 2025 compared to the first half of 2024:

ACCESSES
Thousands of accesses	June 2024	June 2025	%Reported YoY
Fixed telephony accesses	3,712	3,186	(14.2%)
Broadband	5,717	5,649	(1.2%)
UBB	5,711	5,644	(1.2%)
Mobile accesses	35,656	36,013	1.0%
Prepay	7,559	7,170	(5.1%)
Contract	15,870	15,640	(1.5%)
IoT	12,228	13,204	8.0%
Retail Accesses	48,201	47,711	(1.0%)
Wholesale Accesses	9,830	10,152	3.3%
Total Accesses	58,031	57,863	(0.3%)
The total accesses base declined 0.3% year-on-year and stood at 57.9 million on June 30, 2025. Increase in the mobile accesses base, which grew 1.0% year-on-year and reached 36.0 million accesses supported by the growth in IoT coupled with MVNO growth, partially offsetting the decline in the fixed base.
The contract mobile customer base decreased 1.5% year-on-year and reached 15.6 million accesses, with a net loss of 230.6 thousand accesses in the first half of the year 2025 due to the performance in consumer and B2B segment, reflecting the wider market trend. Churn remained at low levels in spite of the price increase.
The prepay mobile customer base decreased 5.1% year-on-year and reached 7.2 million accesses declining 388.4 thousand accesses in the first half of the year 2025.
IoT mobile customer base grew 8.0% year-on-year and reached 13.2 million accesses underpinned by the Smart Metering Programme roll out.
Fixed broadband base declined 1.2% year-on-year and reached 5.6 million accesses with a net loss of 68.2 thousand accesses in the first half of the year 2025.

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The table below shows the evolution of the business revenues, considering 100% VMO2 results of the first half of 2025 compared to the first half of 2024:

Millions of euros
VMO2	January - June 2024	January- June 2025	% Reported YoY
Revenues	6,157	5,944	(3.5%)
Mobile Business	3,230	3,244	0.4%
Handset revenues	679	649	(4.4%)
Fixed Business	2,228	2,249	1.0%
Other	699	450	(35.6%)
Other income	237	260	9.6%
Supplies	(2,085)	(1,841)	(11.7%)
Personnel expenses	(645)	(728)	12.9%
Other expenses	(1,477)	(1,464)	(0.9%)
EBITDA	2,188	2,173	(0.7)%
Depreciation and amortization	(1,667)	(1,839)	10.3%
Operating Income	521	333	(36.0%)
Share of income (loss) of investments accounted for by the equity method	1	1	96.6%
Net financial expenses	(764)	(722)	(5.4%)
Exchange rate differences and change in fair value of derivatives	313	(164)	c.s.
Net financial result	(451)	(887)	96.7%
Result before taxation	71	(552)	c.s.
Taxes	(35)	128	c.s.
Net Result	36	(424)	c.s.
Attributable to non-controlling interests	(2)	(6)	n.s
Result for the period attributable to equity holders of the parent (100% VMO2)	34	(430)	c.s.

EBITDA	2,188	2,173	(0.7%)
Rights of use amortization	(108)	(107)	(0.5%)
Lease interest expenses	(23)	(32)	36.3%
EBITDAaL	2,057	2,034	(1.1%)
Results discussion
The evolution of the results of 100% VMO2 is detailed below.
In the first half of 2025, revenues amounted to 5,944 million euros, decreasing 3.5%, mainly driven by the decline in NexFibre construction revenues.
Mobile Revenues amounted to 3,244 million euros in the first half of the year 2025 increasing by 0.4% mainly driven by the appreciation of the pound sterling and the annual price increase, that more than offset decline in the handset revenues.
Fixed business revenues amounted to 2,249 million euros in the first half of 2025, increasing by 1.0% due to the appreciation of the pound sterling as well as growth in household ARPU due to price increases, partially offset by the decline in fixed B2B segment.
Other revenues amounted to 450 million euros in the first half of 2025, decreasing 35.6% mainly driven by reduction in Nexfibre construction revenues.
EBITDA in the first half of 2025 reached 2.173 million euros, deceasing 0.7% year-on-year.

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Depreciation and amortization amounted to 1,839 million euros in the first half of 2025, increasing by 10.3%, impacted by a higher amortizable base.
Operating Income amounted 333 million euros in the first half of 2025, compared to 521 million euros in the corresponding period of 2024. The reduction is driven by the increase in depreciation and amortization, primarily due to capex acquisitions within the first semester of 2025.
TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany of the first half of 2025 compared to the first half of 2024:

ACCESSES
Thousands of accesses	2024	2025	%Reported YoY
Fixed telephony accesses (1)	2,300	2,279	(0.9%)
Broadband	2,383	2,361	(1.0%)
UBB	2,082	2,095	0.6%
Mobile accesses	45,610	41,452	(9.1%)
Prepay	15,220	14,540	(4.5%)
Contract	28,346	24,358	(14.1%)
IoT	2,045	2,554	24.9%
Retail Accesses	50,367	46,091	(8.5%)
Total Accesses	50,367	46,091	(8.5%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
In the first half of 2025, Telefónica Germany continues with robust commercial traction and low churn in a dynamic but rational market.
Telefónica Germany’s key milestones in the first half of 2025 were as follows:
•Robust trading momentum supported by own brand O2 strength and underpinned by continued network and service quality enhancements.
•Excellent progress in network roll-out and densification, with more than 3,500 network expansion measures, 200 new sites and 5G upgrades for over 1,000 sites in the first half of 2025, resulting in 5G population coverage of 98% by the end of June 2025.
Telefónica Germany maintained robust commercial in a dynamic and increasingly saturated yet overall sound market, with somewhat higher promotional activity across mobile segments.
The total access base decreased 8,5% year-on-year and stood at 46.1 million at June 30, 2025, mainly driven by a 9.1% decrease in the mobile accesses base, which reached 41.5 million.
Mobile postpaid accesses base reached 24.4 million customers in the first half of 2025, decreasing 14.1% year-on-year. In 2024 there was a model change related to the launch of the fourth mobile network, and since January 2024, 1&1 customers have begun to migrate from Telefónica Germany network to 1&1's own network. Considering this model change and excluding the customers affected for the model change (customers of 1&1, Drillisch and customers under the National Roaming agreement between Telefónica Germany and 1&1), postpaid accesses amount to 17.6 million and the net gain reached 799 thousand customers in the first half of 2025 reflecting the underlying operational performance of the business which is driven by the good performance of the O2 brand buoyed by attractive promotions and planned growth initiatives. O2 contract churn rate remained low and stable at 1.0% despite a highly competitive market thanks to both the strong appeal of the brand and continuous improvement of the network and service quality.
The prepay mobile customer base decreased 4,5% year-on-year to 14.6 million accesses reflecting a net loss of 680.4 thousand in the first half of 2025 due to the German market trend of prepaid to postpaid migration.

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The broadband accesses reached 2.4 million accesses (decreasing 1.0% y-o-y), with a net loss of 15 thousand accesses in the first half of 2025, mainly driven by legacy DSL while demand for high cable and fiber accesses remaining high. Overall, churn remained low while being slightly up (+0.2 p.p. y-o-y) to 1.2% in the first half of 2025.
The table below shows the evolution of Telefónica Germany’s results of the first half of 2025 compared to the first half of 2024:

Millions of euros
TELEFÓNICA GERMANY	January - June 2024	January- June 2025	%Reported YoY
Revenues	4,189	4,095	(2.2%)
Mobile Business	3,754	3,641	(3.0%)
Handset revenues	892	855	(4.2%)
Fixed Business	424	430	1.5%
Other income	75	97	29.4%
Supplies	(1,253)	(1,274)	1.7%
Personnel expenses	(345)	(360)	4.3%
Other expenses	(1,334)	(1,281)	(4.0%)
EBITDA	1,332	1,278	(4.1%)
Depreciation and amortization	(1,111)	(1,043)	(6.2%)
OPERATING INCOME	221	236	6.6%
Rights of use amortization	(340)	(345)	1.6%
Lease interest expenses	(28)	(33)	15.2%
EBITDAaL	964	900	(6.6%)
Results discussion
Total revenues were 4.095 million euros in the first half of 2025, with a year-on-year decrease of 2.2%, driven by the decrease in the mobile business and fixed revenues.
•Mobile business revenues totaled 3.641 million euros decreasing 3.0% y-o-y. Mobile service revenues totaled 2.786 million euros decreasing 2.6% due to the change of the 1&1 business model although partially offset by the good performance of O2 own brand revenues,
•Handset revenues amounted to 855 million euros, decreasing 4.2% y-o-y as a result of the ongoing market trend of longer replacement cycles and somewhat mounting consumer reluctance to spending.
•Fixed business revenues were 430 million euros, increasing 1.5% y-o-y due to the increasing demand of fiber and cable technologies.
EBITDA totaled 1.278 million euros in the first half of 2025, decreasing by 4.1 % year-on-year as a result of lower gross margins, as well as the anticipated changes of the 1&1 business model. This decrease was partly offset by the company’s successful implementation of growth initiatives across business units.
Depreciation and amortization amounted to 1,043 million euros in the first half of 2025, decreasing by 6.2% year-on-year mainly due to a lower amortizable base of intangible assets as a result of fully amortized assets.
Operating Income stood at 236 million euros in the first half of 2025, growing 6.6% year-on-year (221 million euros in June 2024) as lower depreciation and amortization more than offset the decline in EBITDA, as result from a lower in the business gross margin.

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TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil of the first half of 2025 compared to the first half of 2024:

ACCESSES
Thousands of accesses	2024	2025	%Reported YoY
Fixed telephony accesses (1)	6,046	5,438	(10.1%)
Broadband	6,935	7,621	9.9%
UBB	6,684	7,428	11.1%
FTTH	6,547	7,370	12.6%
Mobile accesses	100,943	102,450	1.5%
Prepay	36,977	33,983	(8.1%)
Contract	47,410	50,438	6.4%
IoT	16,556	18,029	8.9%
Pay TV	813	755	(7.2%)
Retail Accesses	114,788	116,310	1.3%
Total Accesses	114,788	116,311	1.3%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
In the first half of 2025, Telefónica Brazil maintained its leadership in the mobile segment, which in a more consolidated market environment, is positioned with a market share of 38.5%, standing at +5.2 p.p. on the second competitor (data from the last official publication by ANATEL, May 31, 2025). Telefónica Brazil's strategy remains focused on strengthening the high-value customer base, reaching a contract excluding IoT market share of 42.8%, as of May 31, 2025 (source: ANATEL).
In the fixed business, Telefónica Brazil continued with the implementation of strategic technologies, focusing on the deployment of fiber, focusing its commercial offer on Vivo Total, giving continuity to the totalization of clients with which the company achieves low churn rates.
On the other hand, Telefónica Brazil continued to advance in the development of an ecosystem with relevant partners in order to promote its consolidation as a digital services hub. To this end, Telefónica Brazil offers a broad portfolio of services, highlighting these described below:
•Video and OTT: Telefónica Brazil includes OTT services in its Vivo Total packages that increase customer lifetime value. Additionally, the plans include a free year of Amazon Prime membership.
•Health & Wellness: Vale Saúde is a monthly subscription service that provides discounts for online or in-person medical care, exams and medication.
•Education: Viva E is an employment platform that combines online courses and job offers. The joint venture created by Telefónica Brazil and Ânima Educação offers more than 400 hours of educational content.
•Vivo Ventures, Telefónica Brazil’s corporate venture capital fund for strategic investments, made two new investments up to June 2025: in Omni Saúde, a startup that democratizes conscious access to medicines in Brazil, and in Openlayer, a startup that uses AI to automatize and improve the quality control process of machine learning models.
•Fintech: Vivo Pay is Telefónica Brazil's 100% digital platform that consolidates Vivo's financial solutions, including personal loans, insurance, unemployment benefit advances and instant payment solutions, among others. Since September 2024, it operates as a direct credit company (Vivo Pay Sociedade de Crédito S.A.).
•Home Security: Casa Inteligente offers home automation solutions to make homes more secure, connected and comfortable.
•Energy: GUD Energía is a joint venture created in 2024 to capture the opportunities generated by the opening of the free market with a focus on the sale of personalized renewable energy solutions throughout Brazil, helping consumers to cut their energy bills.

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•Smart devices and accessories: In March 2025, Telefónica Brazil acquired i2GO, one of the country's leading technology accessory brands. This transaction strengthens Vivo's presence in the smart device market, complementing its own brand Ovvi.
Total accesses stood at 116.3 million as of June 30, 2025, increasing 1.3% year-on-year mainly due to the growth in contract thanks to Telefónica Brazil's totalization strategy and the growth in FTTH, which offset the decrease in prepaid mobile accesses that migrate to control postpaid, the decline in the fixed voice business due to the continuous migration from fixed to mobile, the contraction of the lower-value fixed broadband customer base, and the loss of DTH customers as a result of the company’s strategic decision to discontinue legacy technologies.
Contract mobile accesses grew by 6.4% year-on-year and reached 50.4 million with net adds of 1.4 million new accesses in the first six months of 2025, with churn at very low levels (1.1%), driven by the totalization strategy and by the launch of new attractive bundles (packaged offers with more than one service) in control postpaid (postpaid accesses with usage limits, requiring customers to purchase “top-ups” if they exceed these limits).
Prepaid mobile accesses decreased by 8.1% year-on-year and reached 34.0 million customers with a net loss of 1.8 million accesses during the first half of 2025. The lower customer base has been mainly a consequence of the market retraction and of the strategy of migrating prepaid customers to control postpaid (postpaid accesses with usage limits, requiring customers to purchase “top-ups” if they exceed these limits) and focusing more on encouraging the consumption of top-ups.
Broadband accesses grew by 9.9% year-on-year and reached 7.6 million with net adds of 348 thousand new accesses in the first six months of 2025. Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 7.4 million homes connected with FTTH as of June 2025, growing 12.6% year-on-year, which managed to offset the decrease in other accesses of legacy broadband services (xDSL). Telefónica Brazil reached 31.8 million real estate units passed with FTTx access and 30.1 million with FTTH access.
Traditional voice accesses decreased by 10.1% year-on-year due to fixed-mobile substitution, reaching 5.4 million accesses.
Pay TV accesses reached 755 thousand as of June 30, 2025, decreasing by 7.2% year-on-year, mainly as a result of the strategic decision to discontinue the DTH service.

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Telefónica Brazil’s results of the first half of 2025 compared to the first half of 2024:

Millions of euros
TELEFÓNICA BRAZIL	January - June 2024	January- June 2025	%Reported YoY
Revenues	4,960	4,616	(6.9%)
Mobile Business	3,517	3,268	(7.1%)
Handset revenues	309	275	(11.1%)
Fixed Business	1,443	1,348	(6.5%)
Other income	133	119	(10.4%)
Supplies	(1,110)	(1,074)	(3.3%)
Personnel expenses	(631)	(593)	(6.0%)
Other expenses	(1,316)	(1,145)	(12.9%)
EBITDA	2,036	1,924	(5.5%)
Depreciation and amortization	(1,250)	(1,190)	(4.8%)
OPERATING INCOME	786	733	(6.7%)
Rights of use amortization	(305)	(289)	(5.3%)
Lease interest expenses	(145)	(133)	(8.1%)
EBITDAaL	1,586	1,502	(5.3%)
Results discussion
In the first half of 2025, revenues amounted to 4,616 million euros and decreased by 6.9%, due to the depreciation of the Brazilian real, despite the growth in service revenues, mainly leveraged by mobile business, by businesses associated with new technologies (FTTH and Digital Services), and higher handset sales.
•Mobile business revenues totaled 3,268 million euros in the first half of 2025, decreasing 7.1%, mainly as a result of the depreciation of the Brazilian real, despite the positive evolution of the contract due to the larger customer base, tariffs adjustments and revenues digital services evolution.
•Fixed business revenues amounted to 1,348 million euros in the first half of 2025, decreasing 6.5%, mainly explained by the depreciation of the Brazilian real, despite higher FTTH revenues, in line with the strategic focus on such services, as well as the higher IT service revenues.
EBITDA stood at 1,924 million euros in the first half of 2025, decreasing by 5.5%.
Depreciation and amortization amounted to 1,190 million euros in the first half of 2025, decreasing 4.8% year-on-year mainly due to the effect of the exchange rate.
Operating Income stood at 733 million euros in the first half of 2025, decreasing by 6.7%, mainly due to the depreciation of the Brazilian real, despite the good performance in service revenues due to higher commercial activity, tariff increases and lower depreciation and amortization.

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TELEFÓNICA HISPAM
The below table shows the evolution of accesses in Telefónica Hispam of the first half of 2025 compared to the first half of 2024:

ACCESSES
Thousands of accesses	2024	2025	%Reported YoY
Fixed telephony accesses (1)	2,347	1,992	(15.1%)
Broadband	2,935	2,971	1.2%
UBB	2,767	2,937	6.1%
FTTH	2,754	2,936	6.6%
Mobile accesses	63,284	59,400	(6.1%)
Prepay	48,167	44,298	(8.0%)
Contract	11,819	11,707	(1.0%)
IoT	3,298	3,395	2.9%
Pay TV	1,482	1,461	(1.4%)
IPTV	1,315	1,313	(0.2%)
Retail Accesses	70,062	65,838	(6.0%)
Total Accesses	70,062	65,838	(6.0%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
Telefónica Hispam's total accesses reached 65.8 million as of June 30, 2025 (-6.0% year-on-year), mainly as a result of the decrease in prepay accesses.
Mobile accesses closed at 59.4 million, decreasing by 6.1% year-on-year, mainly due to decreases in prepaid customers and, to a lesser extent, contract customers.
•Contract accesses decreased by 1.0% year-on-year due to the lower accesses recorded in Venezuela (-6.0%), Chile (-1.3%) and Colombia (-1.0%), partially offset by the increase in Mexico (+1.1%). This evolution was driven by an aggressive competition in the postpaid markets in Chile and Venezuela. To highlight the upward trend in net adds in the first six months of 2025 as a result of a higher churn control.
•Prepay accesses decreased by 8.0% year-on-year, resulting in a net loss of 546 thousand accesses as of June 30, 2025, due to a revenue-neutral technical base adjustment in prepaid accesses in Chile (-601 thousand accesses) and a change in the gross adds activation process; and Mexico (-938 thousand accesses). This trend was mainly due to aggressive competition in the prepaid markets in these countries.
Fixed accesses stood at 2.0 million as of June 30, 2025 (-15.1% year-on-year), with a net loss of 167 thousand accesses, due to the ongoing erosion of this business in all countries in the region.
Fixed broadband accesses amounted to 3.0 million as of June 30, 2025 (+1.2% year-on-year). The penetration of fixed broadband accesses over traditional business accesses stood at 149.1% (+24.1 p.p. year-on-year), as a result of the focus on Fiber (FTTH) deployment in the region, reaching 2.9 million connected accesses (+6.6% y-o-y) and 13.9 million premises passed. The penetration of FTTH accesses over fixed broadband accesses stood at 98.8% (+5.0 p.p. y-o-y).
Pay TV accesses stood at 1.5 million as of June 30, 2025, a decrease of 1.4% y-o-y. This evolution is explained by the decline in direct-to-home accesses (-47.7 thousand accesses), in line with the change in the commercial strategy in the region, and a decrease in IPTV accesses (-2.0 thousand accesses) partially offset by the higher net adds in TV Digital offer (+5.0 thousand accesses).

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The table below shows the evolution of the results in Telefónica Hispam of the first half of 2025 compared to the first half of 2024:

Millions of euros
TELEFÓNICA HISPAM	January - June 2024	January- June 2025	%Reported YoY
Revenues	2,427	2,135	(12.0%)
Mobile Business	1,617	1,450	(10.3%)
Handset revenues	371	328	(11.6%)
Fixed Business	810	685	(15.4%)
Other income	45	42	(5.5%)
Supplies	(1,026)	(914)	(10.9%)
Personnel expenses	(227)	(205)	(9.7%)
Other expenses	(714)	(664)	(7.0%)
EBITDA	505	395	(21.8%)
Depreciation and amortization	(359)	(401)	11.8%
OPERATING INCOME	146	(7)	c.s.
Rights of use amortization	(98)	(128)	30.3%
Lease interest expenses	(28)	(37)	30.1%
EBITDAaL	378	230	(39.2%)
Results discussion
Revenues amounted to 2,135 million euros in the first half of 2025, decreasing by 12.0% year-on-year. This drop was caused by the exchange rate, the lower revenues from handset sales and the lower B2C and B2B revenues. Additionally, the fixed revenues decreased due to the lower broadband and digital services and lower Pay TV revenues.
Mobile business revenues amounted to 1,450 million euros in the first half of 2025, decreasing by 10.3% year-on-year. This decrease was mainly due to the exchange rate effect as well as a worse B2C postpaid and prepaid revenues performance, together with the lower B2B revenues, and a decrease in handset sale revenues mainly in Mexico.
The performance by country was as follows:
•In Chile, mobile business revenues were 397 million euros in the first semester of 2025, increasing by 0.5% year-on-year, explained by higher handset sale revenues and higher B2B revenues, partially offset by lower B2C revenues derived from the decrease in the customer base.
•In Colombia, mobile business revenues were 356 million euros in the first half of 2025, decreasing by 6.5% year-on-year mainly due to the exchange rate impact, the decrease in the customer base and lower postpaid revenues, the lower interconnection and roaming revenues due to the regulatory changes, partially offset by higher revenues in prepaid B2C and higher handset sales revenues.
•In Mexico, mobile business revenues were 562 million euros in the first semester of 2025, decreasing by 16.0% year-on-year, negatively impacted by the exchange rate effect, the lower handset sale revenues, the lower B2C prepaid revenues and the lower B2B revenues, partially compensated by higher postpaid revenues in B2C.
Fixed business revenues amounted to 685 million euros in the first half of 2025, decreasing by 15.4% year-on-year, mostly due to the exchange rate impact, higher revenues associated with revenues associated with legacy network payments in Chile in the first semester of 2025, lower broadband revenues and digital services offered in Colombia, as well as the lower Pay TV revenues in Chile, partially offset by the higher Pay TV revenues in Colombia.
EBITDA stood at 395 million euros in the first half of 2025, decreasing by 21.8% year-on-year.

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Depreciation and amortization amounted to 401 million euros in the first semester of 2025, increasing 11.8% year-on-year, mainly impacted by the increase in the amortizable base due to the integration of Unired in Colombia.
Operating loss stood at 7 million euros in the first half of 2025, compared to the operating income of 146 million euros in 2024, mainly due to the lower revenues and the higher depreciation and amortization mentioned above.
Below is additional information by country:
•In Chile operating loss was 35 million euros in the first half of 2025, compared to an operating loss of 10 million euros in 2024, negatively impacted by the exchange rate effect, the lower fixed revenues and the higher depreciation and amortization impact.
•In Colombia, operating loss was 12 million euros in the first half of 2025, compared to an operating income of 59 million euros in 2024, due to the exchange rate effect, the lower revenues derived from the lower customer base in B2B and the higher depreciation and amortization in the period because of the launching of the single mobile network.
•In Mexico operating income reached 5 million euros in the first half of 2025, compared to operating income of 8 million euros in 2024, due to the exchange rate impact and the lower revenues, partially offset by the lower depreciation and amortization effect.

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Committed to sustainability
Telefónica's sustainability strategy aims to promote responsible digitalization that accelerates the green transition through the development of innovative products and services. In addition, the strategy places technology at the service of people, helping to close the digital divide in terms of accessibility, affordability, and digital skills. This philosophy is reflected in the following examples of the Group's progress during the first half of 2025.
Telefónica has been recognized by multiple sustainability rankings, including TIME magazine's World's Most Sustainable Companies, where Telefónica ranks second overall (among 5,000 companies evaluated) and number 1 in the telecommunications sector for the second consecutive year.
In the environmental pillar, the company continues to work to reduce its carbon footprint, with the ultimate goal of achieving net-zero emissions by 2040 across the entire value chain, including helping its customers on their path to decarbonization. That is why the updated Climate Action Plan was approved and published in July, which details the roadmap towards the Company's main environmental goals for 2030 (to reach a 90% reduction in our global operational emissions -Scopes 1 and 2- compared to 2015 levels, and a 56% reduction in Scope 3 emissions compared to 2016). To achieve these goals, the Company is promoting the use of renewable energy -while also hedging its energy costs- through the signing of Power Purchase Agreements (PPAs). These contracts will cover 30% of the Group's electricity consumption in 2025 (up from 22% in 2024).
Telefónica also continues to enhance its environmental strategy in supply chain management, which led to a significant recognition in 2025: CDP named Telefónica a Suppler Engagement Leader for the sixth consecutive year.
To help its customers decarbonise, Telefónica has launched several Artificial Intelligence (AI)-powered solutions this year, such as Smart Steps for outdoor lightning (achieving up to 30% energy savings) and Keyless for enhanced fleet management (fuel savings and reduced emissions). In this regard, the International Telecommunication Union (ITU) and the World Benchmarking Alliance (WBA) ranked Telefónica second among 164 digital companies in their Greening Digital Companies benchmark, thanks to its Eco Smart solutions and progress toward achieving net-zero emissions by 2040.
On social matters, Telefónica continues to accelerate digital inclusion to connect more people and businesses every day. At the end of the reporting period, the Company had a total of 349 million accesses, with 98.0% 4G coverage across main markets, and rural coverage reaching 91.5%.
The customer remains at the heart of everything the Group does. In the first half of the year, Telefónica launched the Movistar por ti initiative in Spain, offering personalized and differentiated customer service. The improvements focus on streamlined processes, faster response times, and tailored, one-on-one support.
In addition, Telefónica continues to promote awareness programs on the responsible use of technology, including Movimiento Azul in Spain -a sustainability initiative focused on digital momentum and environmental action. As part of this effort, the Company has launched an educational platform, a speaker series (Voces), and Generación Click on Movistar Plus+, a documentary series showcasing honest conversations between parents and children about the impact of social media on their daily lives.
Regarding its commitment to diversity, as of the end of June, Telefónica achieved 34% of women executives, with a target of reaching 37% by 2027.
Customer data protection remains a top priority for Telefónica. During the reporting period, nearly 118 million cybersecurity threats were blocked for SMEs and retail customers in Spain, serving a total of 472,000 clients.
The Company monitors supply chain risks through due diligence processes carried out within the Joint Alliance for CSR (JAC) -an industry initiative- using direct worker feedback from high-risk manufacturing sites.
Finally, in terms of governance, Telefónica continues to lead by example,with a balanced and diverse Board (40% women; 53% independent members), and backed by shareholder confidence. At the General Shareholders' Meeting held in April, all resolutions on the agenda were approved.
The Company is committed to its Responsible Business Principles, which serve as a compass to ensure that all behaviour and decision-making are grounded in integrity, commitment, and transparency. In line with this, a new mandatory training course on these principles, which form the foundation of Telefónica's Code of Ethics and Conduct, was launched for all employees in the second quarter of 2025.

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In addition, Telefónica continues to promote transparency. This year, the Company published a report detailing its tax contribution, which totaled 8.4 billion euros in 2024. Fundación Haz awarded Telefónica its highest-level fiscal responsibility transparency seal (*** t of transparency) in recognition of this effort. Telefónica won an honorable mention the Corporate Transparency Award by the Spanish Association of Accounting and Business Administration.
Sustainable financing is a pillar of our strategy. Accordingly, earlier this year, Telefónica completed the refinancing of its main syndicated credit facility, totaling 5.5 billion euros. The refinancing involved a one-year maturity extension, with two additional one-year extension options. This financing remains linked to sustainability targets (specifically, emissions reduction and increasing the number of women in leadership positions) with its costs tied to the achievements of these goals. It supports the Company's broader sustainable financing objectives.
Telefónica is steadfastly paving the way towards a more sustainable future, reinforcing its leadership in by embedding sustainability in all aspects of its business.
Table: ESG Benchmarks

Analyst / Institution	Rating / Score / Ranking	Telefónica's performance	Relative positioning / Detail	Date of last change
Bloomberg	ESG Score	6.32/10	2nd in sector	Jan-25
	Bloomberg Gender Equality Index	Included	6th consecutive year	Jan-23
CDP	Corporate Questionnaire	Climate Change A List	11th consecutive year	Feb-25
	Supplier Engagement	Leader	6th consecutive year	Jul-25
Clarity.ai	ESG Risk Overall Score	69/100	Average (sector)	Jun-25
EcoVadis	Sustainability Performance - Overall Score	81/100	99th percentile	Oct-24
FTSE Russell	ESG Score	4.6/5	1st in sector; Member of FTSE4Good	Oct-24
ISS Corporate	ESG Corporate Rating	B	1st in sector	Feb-25
Moody's Analytics	ESG Overall Score	66/100	3rd in sector	Feb-24
MSCI	ESG Rating	BBB	Average (sector)	Jan-25
Ranking Digital Rights	Telco Giants Scorecard	0.57	#1 in sector. Leader across all categories	Dec-22
S&P Global	Corporate Sustainability Assessment	84/100	94th percentile. Member of DJSI Europe	Sep-24
Sustainalytics	ESG Risk Rating	15.4 (Low Risk)	12th in sector	Nov-24
Workforce Disclosure Initiative	Overall disclosure score	0.94	Above sector avg. across all categories	Sep-24
World Benchmarking Alliance	Digital Inclusion Benchmark	89/100	#1 worldwide	Mar-23
	Social Benchmark	14/20	#1 in sector	Jul-24

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Risk Factors
The Telefónica Group’s business is affected by a series of risk factors that affect exclusively the Group, as well as a series of factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, that could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the rest of this Annual Report.
These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of Telefónica. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group’s assessment of their specificity and materiality based on the Telefónica Group’s assessment of their probability of occurrence and the potential magnitude of their impact. The assessment of the potential impact of any risk is both quantitative and qualitative considering, among other things, potential economic, compliance, reputational and environmental, social and governance ("ESG") impacts.
Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.
These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica as of the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.
Risks related to Telefónica's Business Activities
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of some of its businesses.
The entry of new competitors in core markets (leveraging asymmetric regulation and wholesale obligations for incumbents), market concentration via mergers by other players (e.g. MasOrange in Spain and Vodafone/Three in the United Kingdom) or changes in control at key competitors (e.g. Vodafone – Zegona in Spain), may re-configure markets. This could affect Telefónica’s relative competitive position, impacting the potential evolution of revenues and market share, especially if new entrants pursue aggressive customer acquisition strategies. Additionally, new entrants could decide to accelerate network rollout (e.g. 5G) aiming at differentiating in the market, which could lead to increased competition in infrastructure.
Today, most telecom operators, such as Telefónica, include services beyond core connectivity services in their portfolio, albeit the weight of these services is relatively minor. Competitive dynamics for digital services are different, since these markets are dominated by specialized over-the-top (OTT) players and big tech companies, which leverage global platform economics and strong customer brands.
If Telefónica is not able to successfully face these challenges, by ensuring a supply of cutting-edge technology products and services and maintaining its competitiveness against current or future competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
Telefónica could be affected by disruptions in the supply chain or international trade restrictions, or by the dependency on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations. In the event that a participant in the supply chain engages in practices that do not meet acceptable standards or does not meet Telefónica’s performance expectations (including delays in the completion of projects or deliveries, poor-quality execution, cost deviations, reduced output due to the suppliers own stock shortfalls, or inappropriate practices), this may harm Telefónica's reputation, or otherwise adversely affect

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its business, financial condition, results of operations and/or cash flows. Further, in certain countries, Telefónica may be exposed to labour contingencies in connection with the employees of such suppliers.
As of June 30, 2025, the Group depended on three handset suppliers (one of them located in China) and five network infrastructure suppliers (two of them located in China), which, together, accounted for 87% and 80%, respectively, of the aggregate value of contracts awarded as of June 30, 2025 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers (not located in China) represented 44% of the aggregate value of contracts awarded as of June 30, 2025 to handset suppliers.
As of June 30, 2025, the Telefónica Group had approximately 75 information technology ("IT") providers that together accounted for 80% of the total amount of IT purchase awards made as of June 30, 2025, seven of them representing 31% of purchases in that area and time frame.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group’s requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica’s compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group.
In this regard, the global and regional supply chains of both the sector's operators and Telefónica's suppliers, are exposed to disruptions generated by geopolitical tensions, armed conflicts or political instability (i.e. Russia-Ukraine, Middle East), as well as trade tensions (semiconductor crisis), among others, that could disrupt global supply chains or may have an adverse impact on certain of Telefónica’s suppliers and other players in the industry. Telefónica Group continuously evaluates the potential impacts of changes in tariff policies on related products and components, and develops alternative sourcing strategies to mitigate any potential impact; to date, no significant impact from tariff policies has been observed for the Telefónica Group. Any of the above could increase prices for Telefónica and ultimately make our services more expensive for our customers, which could adversely affect the business, financial condition, operating results and/or the cash flows of the Telefónica Group.
National security concerns may also limit Telefónica’s ability to utilize certain suppliers and require it to incur additional costs. Several EU countries have imposed restrictions on the use of telecom suppliers that are considered high-risk for 5G network infrastructure, such as certain Chinese suppliers. In Germany, Telefónica and other mobile network operators have entered into public law contracts with the Federal Ministry of the Interior and Community that obligate the mobile network operators to stop using all critical components made by Chinese suppliers in their 5G core networks by the end of 2026. The operators are also required to replace the critical functions of such suppliers’ 5G network management systems in the access and transport networks of the 5G mobile network with technical solutions of other manufacturers by the end of 2029. This requires the cooperation of the suppliers, who must provide open interfaces for controlling the network elements.
Since 2021 specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the armed conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of tensions between the United States and China. While Telefónica's supply chain has been generally resilient in recent years, despite various stresses affecting the semiconductor industry and raw materials, this may change in the future.
The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Further, in its sale of digital services, the Telefónica Group regularly integrates the digital services it offers with third-party technologies. Similar to more traditional supplier relationships, these integrations subject the Telefónica Group to the risks of performance failures by these third parties and the cost of continuously monitoring these strategic partners to ensure they maintain appropriate levels of accreditation and that the technologies they provide remain secure and up to date. Any such performance failure by the third parties or the technologies they provide could negatively impact the digital services offered by the Telefónica Group, and the Group's business, financial condition, results of operations and/or cash flows could be adversely affected as a result.

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Telefónica could be affected by the global technology talent shortage and the need for new skills in the workforce due to rapid technological changes, which may limit the Group's competitiveness.
The changing need for new skills in the workforce due to ongoing technological disruptions and the shortage of technology talent in the marketplace pose significant risks that may affect the Group's competitiveness.
The successful execution of Telefónica's strategic plan and Telefónica's ability to compete effectively now and in the future depends to a large extent on the Company's key talent, as well as on a highly skilled workforce.
To continue developing next-generation connectivity and digital services for our residential and corporate customers, incorporating the latest technological changes and adapting them to the evolving customer needs, we require profiles with technological skills such as software development, big data, artificial intelligence, and cybersecurity, among others.
This types of experienced profiles in the technology sector are in high demand and competition for talent is fierce worldwide. A lack of talent and the necessary skills in the Group can slow down innovation and adaptation to rapid changes in the sector, impacting business opportunities and the quality of services provided.
While the Group takes various steps to manage these risks, including fostering a culture of continuous learning, through ambitious employee training and reskilling programs, motivating and seeking to retain the Group's key talent and by redefining Telefónica's corporate culture to ensure the company's long-term growth and sustainability, there can be no assurance that such steps will be sufficient.
If the Group fails to attract and retain technology talent, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, use of spectrum, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations, it may suffer consequences such as fines or other measures that would affect the continuity of its business. In addition, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
In addition, the Telefónica Group requires sufficient appropriate spectrum to offer its services. The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses. While Telefónica considers its current spectrum capacity to be sufficient in all the regions in which Telefónica operates, the Group's failure to retain or obtain sufficient or appropriate spectrum capacity in these jurisdictions in the future, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
Any of the foregoing, as well as the additional matters addressed below, could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
In Spain, the Ministry of Economic Affairs and Digital Transformation (currently the Ministry of Digital Transformation and Civil Service) approved in June 2023 a modification to the National Frequency Allocation Table ("CNFA"), allowing for the possibility of making available 450 MHz of the 26 GHz spectrum band, to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment.
In the UK, following the clearance of the merger between Vodafone UK and Three UK, the Office of Communications ("Ofcom") has confirmed that it will hold an auction for 26 GHz and 40 GHz bands in the third quarter of 2025. During the Vodafone/Three merger process, VMO2 and Vodafone notified Ofcom of a series of spectrum trades that were agreed between the parties in the process and in exchange of a payment. When approved and following a process

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of defragmentation of certain bands, this will lead to a net transfer to VMO2 of 78.8MHz of useable spectrum, comprising 20MHz (1400MHz), 18.8MHz (2100MHz), 25MHz (2600MHz including a 5MHz guard band) and 20MHz (3500MHz).
In Brazil, the Agencia Nacional de Telecomunicações (“ANATEL”) conducted a public consultation until April 7, 2025, about a long-term schedule for spectrum auctions. This proposal includes frequencies in multiple bands for auctions in the short (2026–2028), medium (2029–2032) and long term (2032–2036). Final approval of the spectrum auction schedule is expected in the second half of 2026, as indicated in ANATEL’s regulatory agenda. With regard to 700 MHz in the 6 GHz band (6425–7125 MHz), ANATEL plans on submitting rules for the auction to consultation in the second half of 2025 and conduct the auction by 2026. In addition, on January 31, 2025, ANATEL concluded the public consultation on the 700 MHz band Auction Proposal, which involves the spectrum that was returned by the provider Winity in 2023. According to the proposal, regional lots would be offered, with priority for participation given to providers that do not yet have spectrum authorizations in the 700 MHz band, and only if there is no interest from these providers, established providers would be able to acquire spectrum. The auction is expected to take place by the second half of 2025.
Existing licenses: renewal processes and modification of conditions for operating services.
In Germany, in March 2025, the Bundesnetzagentur (“BNetzA”) published a decision on the extension of the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025. The decision provides for the existing frequency usage rights in the above mentioned frequency ranges, to be extended upon request for a transitional period of five years. The extension of the usage rights is accompanied by obligations for the further deployment of mobile networks, particularly in rural areas and along transport routes. There would also be a requirement to negotiate with mobile virtual network operators ("MVNOs") on the purchase of wholesale mobile services as well as an obligation to negotiate national roaming and a co-operative and shared frequency usage below 1 GHz with 1&1 Mobilfunk GmbH (“1&1”). Finally, an obligation is imposed to extend the existing 2.6 GHz spectrum lease arrangements between Telefónica and 1&1 during the extension period. In June 2025, the BNetzA has extended Telefónica's frequency usage rights as requested. As part of a second set of actions, a larger procedural framework is expected to be established for utilization from 2031 onwards, including with respect to rights of use and new frequency ranges that expire in 2033 or become newly available for mobile communications in the coming years. A decision on this set of actions is planned for 2028.
In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee set after a fixed period (usually 20 years) from the initial auction. In 2033, after this mentioned fixed period, Ofcom will set spectrum fees for 800 MHz and 2.6 GHz bands. VMO2 currently holds spectrum in both of these bands.
With respect to Latin America:
In Brazil, ANATEL approved on February 8, 2021, Resolution 741/2021 which sets the regulation for the transition from the existing concession regime to a new authorization model for the provision of fixed commuted telephony services (“STFC”). On December 16, 2024, Telefônica Brasil, ANATEL, the Brazilian Federal Court of Accounts and the Brazilian Ministry of Communications signed an agreement on the terms and conditions for the adaptation of the STFC concession contracts to an authorization instrument (the “Self-Composition Agreement”). The Self-Composition Agreement includes several key conditions: (i) Telefônica Brasil is required to make specific investments on terms established under the agreement; (ii) Telefônica Brasil must maintain the provision of fixed-line telephone services in certain locations without adequate competition, within the concession area until December 31, 2028; (iii) all pending administrative and judicial proceedings related to the concession at ANATEL or in the courts must be resolved, and Telefônica Brasil must withdraw any cases filed against the regulator; and (iv) Telefônica Brasil must commit to fulfilling public interest pledges for up to ten years as part of the adaptation process. On April 11, 2025, Telefónica Brasil signed the unified authorization term with ANATEL, that compiles all previous licenses into one single title, finalizing the migration to the authorization regime.
ANATEL agreed to extend authorizations of the currently existing bands of 850MHz until November 2028, of 900/1800 MHz between 2031 and 2035 (depending on the region), and of 2100 MHz, until 2038. Additionally, pursuant to Resolution n° 757/2022, ANATEL intends to carry out, respectively, a refarming action consisting of the promotion of changes in the channel arrangements of the 850 MHz (2028) and 900/1800 MHz (2032) sub-bands. Certain specific requirements imposed for these renewals, including those related to the valuation criteria and obligations, are still under review by the Federal Court of Accounts.
In Ecuador, the concession contract that authorizes the provision of telecommunication services by Telefónica and includes the spectrum licenses (25

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MHz in the 850 MHz band and 60 MHz in the 1900 MHz band) that expired in November 2023, was extended on several occasions, with the last extension being authorized until October, 2025, under the same conditions as the original contract through an addendum and through provisional payments applicable to the new concession rights. Following the presidential elections, in April 2025, and once the opinion of the Ministry of Economy and Finance (MEF) was issued, the negotiation process for the renewal of the concession contract for a 15-year period have continued.
During the first half of 2025, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 227 million euros, mainly due to the acquisition of spectrum in Germany and Venezuela, 207 million euros and 20 million euros, respectively (61 million euros in the same period of 2024, mainly due to the acquisition of spectrum in Colombia). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in Appendix VI "Key regulatory issues and concessions and licenses held by the Telefónica Group" of the Consolidated Financial Statements.
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as MNVOs, internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses have been shrinking in recent years, while revenues from connectivity services (e.g., fixed and mobile internet) are increasing. Additionally, evolving and diversifying its revenue sources, Telefónica offers new digital services such as Internet of Things (IoT), cybersecurity, big data, Artificial Intelligence and cloud services among others.
Additionally, the world of telecommunications is evolving towards a model of programmable networks and services. This type of network can be used by programmers in a completely new and different way than it had been in the past. As a first big step, the GSMA (Global System for Mobile Communications) is leading the Open Gateway initiative for the standardized exposure of APIs (Application Programming Interface) to developers. This is a totally new market in which telecommunications companies must be able to develop not only attractive services but new skills in order to be successful.
Telefónica continues to invest in FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by fiber, requires high levels of investment.
As of June 30, 2025, in Spain, fiber coverage reached 31.1 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment. Telefónica is constantly looking for co-investments through Telefónica Infra, but it may not be able to identify suitable partners.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's information, business, financial condition, results of operations and/or cash flows.
The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors. Any such investment may reduce the Group’s profit and margins and may not lead to the

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development or commercialization of successful new products or services. To contextualize the Group’s total research and development effort, the total expenditure in the first half of 2025, corresponding to its continuing operations, was 391 million euros (420 million euros in the same period of 2024), representing 2.2% of the Group’s revenues (2.3% in the same period of 2024). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development (“OECD”) manual. Telefónica's investment in CapEx in the first half of 2025 was 2,229 million euros (2,209 million euros in the same period of 2024).
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group's strategy, which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation.
The Telefónica Group’s commercial portfolio includes products and/or services whose provision involves the processing of large amounts of information and data. This entails an enormous responsibility, while at the same time increasing the challenges related to compliance with strong and growing privacy and data protection regulations throughout the Telefónica Group's footprint, which may stifle the technological innovation that characterizes it and to which the Group is committed. Similarly, the Group's efforts to promote innovation may result in increased compliance risks and, where applicable, costs.
Telefónica is subject to Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), which is considered by the Group as a common standard of compliance in all its operations, even beyond the European Union. Additionally, the European Union has initiated a data legislative strategy that seeks to make the EU a leading space for the data-driven society, allowing data to flow freely throughout the territory and between different sectors. As a result, it is expected that new regulatory obligations will be imposed on operators.
In this area, and as a result of the new regulatory simplification strategy launched by the European Commission in 2025, which, among other measures, has led to the definitive withdrawal from the EU's legislative agenda of the proposal for a UE Regulation concerning the respect for privacy and protection of personal data in electronic communications (“e-Privacy Regulation”), which would repeal Directive 2002/58/EC, additional and more restrictive rules than those established in the GDPR, may eventually be established.
Similarly, as a result of the regulatory simplification strategy initiated by the European Commission, different regulatory alternatives are also being studied in this area and others related to the EU's data strategy, such as the update process initiated on the GDPR which, although minor in nature and with little impact and benefit for Telefónica, does set a precedent for updating such an important regulation for the Group, increasing uncertainty regarding the regulatory framework applicable in the future and, consequently, negatively affecting the development of new innovative products.
Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the European Economic Area ("EEA") that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary legal and technical controls and mechanisms in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the most adequate and effective measures to mitigate such risks.
With regard to the international transfer of data to the United States, on July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework. The adequacy decision concludes that the United States ensures an adequate level of protection for personal data transferred from the EU to U.S. companies participating in the EU-U.S. Data Privacy Framework. This adequacy decision remains subject to challenge by privacy activists as was the case with previous decisions.
Telefónica is subject to data privacy regulations similar to the GDPR in the non-EU countries in which it operates, including the United Kingdom, Brazil, and the operations in Latin America where the Group still maintains its businesses increasing compliance risks and costs in these countries. Any such potential shifts in the applicable data privacy framework necessitate careful monitoring by Telefónica to mitigate compliance and cross-border data transfer risks.
To limit the risks derived from international transfers of personal data among Telefónica Group companies, the Telefónica Group adopted Binding Corporate

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Rules (BCRs), approved by the Spanish Data Protection Authority on March 8, 2024, following a procedure of co-operation between the European data protection authorities. However, there can be no assurance that such rules will be sufficient to ensure compliance with requirements in every jurisdiction in which the Telefónica Group operates.
Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group’s reputation and the loss of trust of customers and users.
Telefónica’s reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company’s overall total annual revenue for the previous financial year.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.
In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offering of digital services.
The networks, which had historically focused on voice transmission, have evolved into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with newer technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group’s product and service offering. In this sense, relatively new services such as "Living Apps", “Connected Car”, “Smart Cities”, “Smart Agriculture”, “Smart Metering” and "Solar 360" which facilitate certain aspects of the Group’s customers’ digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group’s services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. In addition, Telefónica has launched new customer care applications (My Movistar in Spain, Me Vivo in Brazil, My O2 in the United Kingdom) and developed a virtual assistant, Aura, with the aim of increasing the accessibility of the products and services the Group offers. However, there can be no assurance that these and other efforts will be successful.
In the development of all these initiatives it is also necessary to take into account several factors: firstly, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group’s customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients depends on their perceptions regarding the Group’s reputation and behaviour. The risks associated with potential damage to Telefónica's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Operational Risks
Information technology is key to the Group's business and is subject to cybersecurity risks.
Telefónica's operations, as well as the products and services it provides, rely on information technology systems and platforms that are susceptible to cyberattacks. If successful, these attacks can hinder the effective provision, operation, and commercialization of our products and services and

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our customers’ use of the same. Therefore, cybersecurity risks are among the most significant risks for the Group.
Telecommunications companies worldwide, including Telefónica, face a continuous increase in cybersecurity threats. These companies and their customers are becoming increasingly digital, processing and storing valuable information electronically relying on cloud services provided by third parties, permitting remote access and teleworking by employees and collaborators and expanding IoT environments. All of the above, together with the increasing regulatory pressure regarding cybersecurity, compels companies to review the applicable requirements and the security controls implemented beyond the traditional perimeter of the corporate network.
At the same time, cyberattackers, including both state and independent actors, are becoming more sophisticated, armed with high levels of funding and advanced digital tools that use technologies such as artificial intelligence and machine learning. Threats include unauthorized access to systems, the installation of computer viruses or malicious software, and security breaches in the supply chain, with the aim of improperly obtaining sensitive information or disrupting the Group's operations, which may result in penalties that may increase due to changes in cybersecurity regulations, particularly for companies in the European telecommunications sector. Furthermore, traditional security threats persist, such as the theft of laptops, data storage devices, and mobile phones, along with the possibility that Group employees or collaborators may leak information and/or perform acts that affect their networks or internal information. Additionally, the Telefónica Group is aware of potential cybersecurity risks arising from various international conflicts and monitors cyberattacks that may affect its infrastructure.
In the past three years, the Group has suffered various types of cybersecurity incidents that have included: intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and malicious actions to carry out fraud in respect of services provided by Telefónica. In some of these incidents, personal data from the Group’s customers and employees has been stolen. To date, none of these cybersecurity incidents have had material consequences for the Telefónica Group, but this may change in the future.
The development and maintenance of systems to prevent and detect cyberattacks is costly and requires ongoing monitoring and updating to address the increasing sophistication of cyberattacks. In response to these risks, Telefónica has adopted technical and organizational measures as defined in its digital security strategy, such as the use of early vulnerabilities detection, access control, monitoring and log review of critical systems and network segregation, as well as the deployment of firewalls, security controls in the supply chain, cryptographic controls, intrusion-prevention systems, malware detection, incident response and recovery procedures, and backup systems. However, Telefónica can provide no assurance that such measures are sufficient to avoid or fully mitigate such incidents. The Telefónica Group has insurance policies in place aimed at covering certain losses resulting from these types of incidents. However, due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover in its entirety all losses that may arise out of a cybersecurity attack.
Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to Telefónica's technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group's business.
Climate change, natural disasters and other factors beyond the Group's control, such as system failures, lack of electric supply, network failures, hardware or software failures or the theft of network elements, can damage Telefónica's infrastructure and affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group. For example, in late October 2024, record-breaking flooding and related power outages in Valencia, Spain, resulting from a high-altitude, cut-off low-pressure storm system, caused severe damage to Telefónica's infrastructure. Fixed and mobile services were affected, and certain municipalities (104 at the worst moment) lost all communications. Repairs to the damaged infrastructure took up to 10 days. Telefónica's operations have also been affected by power outages in certain Latin American countries due to droughts and flooding.
Further, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. These changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica Group, and may have a negative impact on

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the Group’s operations and results. Telefónica analyses these risks in accordance with the guidelines set forth in the Corporate Sustainability Reporting Directive (CSRD), and with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).
Network or service interruptions or quality loss or climate-related risks could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks.
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in these countries, such as economic uncertainty, inflationary pressures, rapid normalization of monetary policy, exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely affect Telefónica’s business, financial position, debt management, cash flows and results of operations and/or the performance of some or all of the Group’s financial indicators.
In recent years, successive shocks have ushered in a period characterized by extraordinary uncertainty and the simultaneous occurrence of multiple negative disruptions. Inflationary pressures arising from bottlenecks associated with the rapid post-pandemic recovery, coupled with increases in commodity prices, led to a robust response from central banks (raising interest rates and withdrawing liquidity from the system) and a significant loss of purchasing power for consumers. Additionally, the recent higher wage demands observed internationally, reflecting both the strength of labour markets, especially those in major developed economies, and the prevalence (though to a lesser extent than in the past) of wage indexation mechanisms, have also contributed to these inflationary pressures.
Inflationary pressures continue to ease in the last quarters, in the majority of countries where the Group operates, except in Brazil, where inflation remains stubbornly above the target. Geopolitical events such as the Russia-Ukraine war, armed conflict and political instability in the Middle East and cross-tariff escalation pose risks to inflation and growth dynamics, interest rates and exchange rates across the glove.
Moreover, there is a risk that the decrease in global liquidity and higher interest rates over the long-term could generate increased financial volatility, giving rise to new stress episodes, especially if inflation proves to be more persistent than expected. Additionally, premature monetary easing by central banks could lead to resurgent inflation, potentially triggering a new stagflation period akin to the 1970s.
Looking forward, elements that could worsen the effects of the current situation include the escalation of armed conflicts and its potential disruptions to energy and goods supply, as well as possible additional increases in commodity prices. This could result in a potential de-anchoring of inflation expectations and higher-than-expected wage hikes, prolonging and amplifying the inflation-recession scenario. Lastly, the effects of imposing tariffs on American imports must be considered. These would not only be economic — lower growth and higher inflation — but also political. As a consequence of the above, economic growth is expected to remain weak in the short term, with the risk of recession still present in some parts of the world.
So far, the main European countries where the Group operates have been affected by the ongoing geopolitical conflicts mainly through the price channel (higher commodity prices, intermediate inputs and salary costs, among others), as their direct trade and financial exposure is limited. However, there continues to be a concern in Europe about energy dependence in the face of potential episodes of gas shortages and lengthening energy transition. Latin America could be affected by lower external demand associated with slower global growth, deteriorating terms of trade, tighter financial conditions and doubts about debt sustainability.
As of June 30, 2025, the contribution of each segment to the Telefónica Group's total assets was as follows: Telefónica Spain 29.0% (25.7% as of December 31, 2024), VMO2 7.6% (7.6% as of December 31, 2024), Telefónica Germany 18.7% (17.7% as of December 31, 2024), Telefónica Brazil 24.0% (22.2% as of December 31, 2024) and Telefónica Hispam 10.6% (14.1% as of December 31, 2024). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Ecuador (sold in May 2025) and Venezuela). Likewise, Venezuela is considered country with hyperinflationary economy in 2025 and 2024.
During the first half of 2025, the contribution of each segment to the Telefónica Group's revenues was as

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follows (does not include VMO2 that is recorded by the equity method and therefore does not contribute to the consolidated revenues): Telefónica Spain 35.3% (33.5% in the same period of 2024), Telefónica Germany 22.7% (22.5% in the same period of 2024), Telefónica Brazil 25.6% (26.6% in the same period of 2024) and Telefónica Hispam 11.9% (13.0% in the same period of 2024).
The main risks by geography are detailed below:
In Europe, there are several economic and political risks. Firstly, the evolution of armed conflicts poses a threat to growth and inflation prospects as well as the tariff imposition that could hit the economy. Any worsening in the supply of gas, oil, food, or other goods due to disruptions in the supply chain would negatively impact their prices, with a consequent effect on the disposable income of both households and businesses. In the medium term, this could result in wage increases, a persistent rise in inflation, and tighter monetary policy. Any of the above could have a negative impact on the cost of financing for the private sector, including Telefónica, and could trigger episodes of financial stress.
In addition, there is also a risk of financial fragmentation in the eurozone, meaning that interest rates may react differently in different countries within the eurozone, leading to differences in yields on bonds issued by more indebted countries (including Spain) and those issued by less indebted countries, making it challenging for the former to access credit at low rates.
Lastly, Europe faces three significant long-term risks. First, Europe may fall behind in the global technological race in particular because of both its dependence on several critical raw materials, indispensable for key sectors, that must be imported from other regions, and its lag in technological innovation. Second, a burdensome regulatory environment in the European Union poses a significant threat to business, impeding growth and eroding competitiveness, with companies based in countries and regions where regulations are relatively less complex, extensive or restrictive. Third, demographic factors such as declining birth rates and population aging may have a negative impact on the region's labor force and long-term growth prospects.
Regarding political risk, it remains to be seen whether parliament fragmentation hinders governance and the continuity of the ongoing agenda in fiscal and economic matters, climate and energy policy as well as other aspects of regional governance.
•Spain: there are several local sources of risks. One of them stems from the risk that high commodity prices and/or the emergence of wage pressures could prolong the inflationary episode with a deeper impact on household income. Secondly, further delays in the disbursement of Next Generation European Funds (NGEU) could limit their final impact on GDP growth and employment. In addition, as one of the most open countries in the world from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, Spain could be negatively impacted by the rise of protectionism and trade restrictions. Lastly, the impact of higher-for-longer interest rates could be a source of financial stress due to high public indebtedness and lead to a possible correction in the real estate market. In the long term, the challenge is to increase the growth of potential GDP through improvements in productivity and investment and ensure the sustainability of public debt.
•Germany: the risk of energy shortages has diminished recently due to Europe's response in terms of diversification of energy sources and the rapid construction of regasification plants in the country. However, it is possible that problems with energy supply may arise again. Alternative sources for gas imports could be limited, consumption could be higher due, for example, to an unusually cold winter, or competition for gas from other countries could increase. On the other hand, there is concern that higher-than-expected wage growth and/or higher input costs could lead to more persistent inflation diminishing competitiveness among the manufacturing sector. As for the medium to long term, there is a risk that prolonged or escalating geopolitical tensions could reduce international trade or increase competition to German-made products with a consequent impact on the country’s potential growth, which is dependent on exports. Additionally, following the German federal election, and the parliamentary approval of an ambitious fiscal package it is relevant that current coalition executes it to mitigate investment needs and enhance economic growth. Finally, long-term challenges remain, such as the ageing of the population.
•United Kingdom: more persistent inflation could weigh on consumption and further depress economic growth. In particular, there is a concern that currently dynamic wage growth could lead to a further increase in the prices of goods and services, preventing inflation rates from totally normalizing. On the other hand, UK government needs to deliver its economic program to guarantee debt dynamics and enhance economic growth amid still visible Brexit consequences in the form of barriers to trade in goods and services, mobility and cross-border exchanges.

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In Latin America, the exchange rate risk is currently considered moderate by the Telefónica Group, except in Venezuela, but may increase in the future. The end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization as a consequence of fewer foreign currency availability and the possible fiscal deterioration) but there is no assurance that this will be the case.
•Brazil: fiscal sustainability and increased economic intervention remain the main domestic risk. Despite recently announced measures to contain public spending, tax reforms aimed at simplifying the indirect tax system and promoting stronger and sustainable economic growth and an upward revision of Brazil's credit rating outlook by Moody's, volatility surrounding fiscal sustainability is still high. Moreover, inflation expectations stay at high levels, paving the way already high interest rates increasing the risks of a more pronounced economic slowdown.
•Chile, Colombia and Ecuador: these countries are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. In this regard, measures that result in excessive growth in public spending that jeopardize fiscal balance could have a negative impact on sovereign credit ratings, further deteriorating local financing conditions. If inflation is more persistent than expected, this could limit central banks' ability to respond to an abrupt drop in activity levels and could also increase the risk of financial instability. Political uncertainty could increase in Chile as presidential election is due to take place in November 2025 (and a runoff election may follow in December 2025). In Colombia, weak fiscal metrics, political uncertainty and global trade turmoil should dent fixed investment and exports. In Ecuador, after presidential and legislative elections the country faces unprecedented social and economic challenges, as well as armed conflicts between the government and several organized crime groups.
As discussed above, the countries where the Group operates are generally facing significant economic uncertainties and, in some cases, political uncertainties. The worsening of the economic and political environment in any of the countries where
Telefónica operates may materially adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
The Group has experienced and, in the future, could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of June 30, 2025, represented 17.4% of the Group’s total assets), deferred tax assets (which as of June 30, 2025, represented 6.3% of the Group’s total assets) or other assets, such as intangible assets (which represented 10.3% of the Group's total assets as of June 30, 2025), and property, plant and equipment (which represented 20.0% of the Group's total assets as of June 30, 2025). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2024, Telefónica recorded impairment losses on intangible assets and property, plant and equipment in Argentina in an aggregate amount of 1,274 million euros and impairment losses on goodwill in an aggregate amount of 866 million euros with respect to the cash-generating units in Chile (397 million euros), Peru (226 million euros), Telefónica Tech UK & Ireland (192 million euros) and BE-terna Group (51 million euros). Likewise, impairment losses were recorded in Peru in 2024, including impairment losses on intangible assets (54 million euros) and on goodwill allocated to the fiber optics business (34 million euros), as well as a reversal of deferred tax assets for loss carryforwards (91 million euros). Additionally, following the analysis of the recoverability of the assets of Pangea (the wholesale fiber optic company in Peru) at the end of 2024, an impairment of property, plant and equipment amounting to 108 million euros was recorded, as well as a reversal of deferred tax assets amounting to 13 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group’s ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement.

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Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may materially adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of June 30, 2025, the Group's financial liabilities amounted to 37,149 million euros (38,782 million euros as of December 31, 2024), and the Group's net financial debt amounted to 27,609 million euros (27,161 million euros as of December 31, 2024). As of June 30, 2025, the average maturity of the debt was 10.9 years (11.3 years as of December 31, 2024), including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly to obtain in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of June 30, 2025, the Group's current financial liabilities scheduled to mature in the following 12 months amounted to 6,266 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of June 30, 2025. As of June 30, 2025, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 10,049 million euros (9,535 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of June 30, 2025, 5.1% of the aggregate undrawn amount under credit lines was scheduled to expire prior to June 30, 2026.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Finally, any downgrade in the Group’s credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to interest rates or foreign currency exchange rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); (ii) the value of long-term liabilities at fixed interest rates; and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.
In nominal terms, as of June 30, 2025, 64% of the Group's net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of debt related interest payments for the last 12 months excluding leases was 3.30% as of June 30, 2025 compared to 3.34% as of December 31, 2024. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of June 30, 2025: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 85 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached) would have led to a reduction in financial expenses of 85 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt.
Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United

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Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed against the euro would result in exchange gains of 22 million euros as of June 30, 2025 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 22 million euros as of June 30, 2025. These calculations have been made assuming a constant currency position with an impact on profit or loss as of June 30, 2025 taking into account derivative instruments in place.
In the first half of 2025, the evolution of exchange rates (without considering the effects of hyperinflationary countries) had a negative impact in the year-on-year growth of the Group's consolidated revenues and EBITDA, subtracting 4.5 percentage points and 4.3 percentage points respectively. Furthermore, translation differences in the first half of 2025 (excluding the impact of the translation differences that were recycled into the results by the sale of Argentina and Peru, which amounted to 1,136 million euros and 222 million euros, respectively), had a negative impact on the Group's equity of 529 million euros (negative impact of 291 million euros in the first half of 2024).
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.
Legal and Compliance Risks
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.
Telefónica Brazil maintained provisions for tax contingencies amounting to 321 million euros and provisions for regulatory contingencies amounting to 162 million euros as of June 30, 2025. In addition, Telefónica Brazil faces possible tax and regulatory contingencies for which no provisions are made (see Note 20 "Provisions—Telefónica Brazil" of the 2025 Condensed Consolidated Interim Financial statements and Note 25 "Tax matters—Tax Litigation in Telefónica Brazil" to the 2024 Consolidated Financial Statements). Furthermore, the Group makes estimates for its tax liabilities that the Group considers reasonable, but if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that any payments related to such contingencies or in excess of Telefónica's estimates will not have a significant adverse effect on the Group’s business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Notes 25 (Tax matters) and 29 (Other information) to the 2024 Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims in Brazil can be found in Note 20 "Provisions—Telefónica Brazil" of the 2025 Condensed Consolidated Interim Financial statements , including provisions for civil proceedings amounting to 217 million euros.
An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.

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Increased scrutiny and changing expectations from stakeholders, evolving reporting and other legal obligations and compliance with the Telefónica Group's own goals regarding ESG matters, may expose the Telefónica Group to various risks.
The Telefónica Group may be unable to adapt to or unable to comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory reporting or other legal requirements related to ESG issues. Moreover, such expectations and requirements may differ from one another and vary significantly across regions, as they may be based on diverging calculation or other criteria, and may experience material changes as they still are at their emerging phase.
Further, the Telefónica Group's ESG objectives and initiatives incorporated in its public reports and other communications (including its CO2 emission reduction targets) exposes it to the risk that it will fail to achieve these objectives and initiatives.
Although the Telefónica Group is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its carbon dioxide emission reduction targets), the Telefónica Group’s reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA") and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.
In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
Additionally, the Telefónica Group’s operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions (“sanctions”) including those administered by the United Nations, the European Union, the United States, including by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) and the United Kingdom. Sanctions restrict the Group’s business dealings with certain countries, territories, individuals and entities and may impose certain trade restrictions, among others, export and/or import trade restrictions to certain goods and services. In this context, the provision of goods and services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions. Given the nature of its activity, the Telefónica Group’s exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, Telefónica cooperates with governmental authorities in connection with the enforcement of anti-corruption laws. For example, certain companies within the Group have been the subject of corruption investigations and charges in the past, one of which resulted in a financial penalty. See

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Note 29 b)-Other Proceedings to the Consolidated Financial Statements.
Failure to comply with anti-corruption laws and sanctions regulations could lead to further financial penalties, termination of government contracts, and the revocation of licenses and authorizations, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 30, 2025	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.